      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998


                                                      REGISTRATION NO. 333-15911

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  DYNAMEX INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                      4215                                     86-0712225
       (State or other jurisdiction                     (Primary Standard                            (I.R.S. Employer
      incorporation or organization)                Industrial Classification                     Identification Number)
                                                           Code Number)

                              1431 GREENWAY DRIVE
                                   SUITE 345
                              IRVING, TEXAS 75038
                                 (972) 756-8180
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT P. CAPPS
                     VICE PRESIDENT-CHIEF FINANCIAL OFFICER
                              1431 GREENWAY DRIVE
                                   SUITE 345
                              IRVING, TEXAS 75038
                                 (972) 756-8184
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   Copies To:

                 CROUCH & HALLETT, L.L.P.                           AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
              717 NORTH HARWOOD, SUITE 1400                              1700 PACIFIC AVENUE, SUITE 4100
                   DALLAS, TEXAS 75201                                         DALLAS, TEXAS 75201
                  ATTN: BRUCE H. HALLETT                                    ATTN: SETH R. MOLAY, P.C.
                      (214) 953-0053                                              (214) 969-2800

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                               PROPOSED MAXIMUM         PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE           OFFERING PRICE         AGGREGATE OFFERING         AMOUNT OF
        TO BE REGISTERED(1)            REGISTERED(1)(2)          PER SHARE(3)            PRICE(1)(2)(3)      REGISTRATION FEE(4)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.......    3,239,741 shares             $11.63                $37,678,188              $11,418
================================================================================================================================

(1) Includes 422,575 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Includes associated rights (the "Rights") to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share. Rights initially are attached to and trade with the Common Stock of the Registrant. The value attributable to such Rights, if any, is reflected in the offering price of the Common Stock.
(3) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o).
(4) A filing fee of $11,754 was paid in advance of the filing of this Registration Statement.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 12, 1998


                                2,817,166 SHARES

                               DYNAMEX INC. LOGO

                                  COMMON STOCK
                               ($0.01 PAR VALUE)

     Of the 2,817,166 shares of Common Stock being offered hereby (the "Offering"), 2,500,000 shares are being sold by Dynamex Inc. ("Dynamex" or "the Company") and 317,166 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.


     The Company's Common Stock is traded on the Nasdaq National Market under
the symbol "DYMX." On May   , 1998, the last reported sale price for the
Company's Common Stock on the Nasdaq National Market was $     per share. See
"Price Range of Common Stock."


     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMPANY, SEE "RISK FACTORS" COMMENCING ON PAGE 8.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                                            DISCOUNTS                              PROCEEDS TO
                                                               AND             PROCEEDS TO           SELLING
                                     PRICE TO PUBLIC     COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------
Per Share.........................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)..........................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 422,575 shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          , $          , $          and $          ,
    respectively. See "Underwriting."


     The shares of Common Stock offered hereby are being offered by the Underwriters, subject to prior sale and acceptance by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about May   , 1998 at the offices of Schroder & Co. Inc., New York, New York.


SCHRODER & CO. INC.
                            WILLIAM BLAIR & COMPANY
                                                   HOAK BREEDLOVE WESNESKI & CO.


                                  May   , 1998

                       [INSIDE COVER PAGE OF PROSPECTUS]

      [MAP OF THE U.S. AND CANADA INDICATING LOCATIONS OF COMPANY OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information herein assumes no exercise of the Underwriters' over-allotment option. References herein to the "Company" or "Dynamex" mean Dynamex Inc., a Delaware corporation, and its subsidiaries unless the context otherwise requires. The pro forma financial information included in this Prospectus has been prepared to give effect to the IPO Acquisitions and the Pro Forma Completed Acquisitions (each as defined herein). See "Pro Forma Financial Information" included elsewhere in this Prospectus.

                                  THE COMPANY

     Dynamex is a leading provider of same-day delivery and logistics services in the United States and Canada. From its base as the largest nationwide same-day transportation company in Canada, over the last three years Dynamex has established a presence in 21 metropolitan markets in the United States and has continued to expand its system in Canada. Through internal growth and acquisitions, the Company has grown from $7.0 million in revenues and an operating loss for the fiscal year ended July 31, 1994 to revenues of $193.3 million and operating income of $11.5 million for the fiscal year ended July 31, 1997 on a pro forma basis. For the fiscal year ended July 31, 1997, 63.2% of these pro forma revenues were derived from the Company's U.S. operations.

     Through its network of branch offices, the Company provides same-day, door-to-door delivery services utilizing its ground couriers. For many of its inter-city deliveries, the Company uses third party air or motor carriers in conjunction with its ground couriers to provide same-day service. In addition to traditional on-demand delivery services, the Company offers scheduled distribution services, which encompass recurring, often daily, point-to-point deliveries or multiple destination deliveries that often require intermediate handling, and manages strategic stocking locations from which it makes on-demand deliveries to meet its customers' just-in-time inventory requirements. The Company also offers fleet and facilities management services. These services include designing and managing systems to maximize efficiencies in transporting, sorting and delivering customers' products on a local and multi-city basis. With its fleet management service, the Company manages and may provide a fleet of dedicated vehicles at single or multiple customer sites. The Company's on-demand delivery capabilities are available to supplement scheduled distribution arrangements or dedicated fleets as needed. Facilities management services include the Company's operation and management of a customer's mailroom.

     The Company believes that the same-day delivery segment of the transportation industry is benefitting from several recent trends. For example, the trend toward outsourcing has resulted in numerous shippers turning to third party providers for a range of services including same-day delivery, strategic stocking and management of in-house distribution. Many businesses that outsource their distribution requirements prefer to purchase such services from one source that can service multiple cities, thereby decreasing the number of vendors from which they purchase services. By providing an array of services in numerous branch offices, Dynamex has benefitted from this outsourcing trend and expects such trend to continue. Dynamex has also benefitted from the growth of "just-in-time" inventory practices designed to reduce inventory carrying costs. Additionally, technological developments such as e-mail and facsimile have increased the pace of business and other transactions, thereby increasing demand for the same-day delivery of a wide array of items, ranging from voluminous documents to critical manufacturing parts and medical devices. Consequently, Dynamex has experienced increasing demand for the same-day transportation of items that are not suitable for fax or electronic transmission, but for which there is an immediate need.

     Dynamex believes that the strong operational background of its senior management is important to building a company with a strong brand identity throughout the United States and Canada while simultaneously overseeing and encouraging individual managers to be successful in their local markets. Dynamex has grown significantly both internally and through acquisitions and intends to continue its focus on internal growth opportunities, including the benefits presented by the integration of recently acquired businesses, as well as selected acquisitions. Since the Company's initial public offering in August 1996 (the "IPO"), it has completed 20 acquisitions and believes it has many opportunities to make further acquisitions.


     Dynamex markets its services through a sales force comprised of national and local sales representatives. As a same-day transportation provider with a national network of branch offices in Canada and locations in 21 metropolitan markets in the United States, Dynamex is positioned to pursue large accounts whose same-day transportation requirements may encompass multiple city locations. Historically, local accounts, which often include large companies with multiple locations, have provided the bulk of the Company's sales. The Company's sales force will seek to generate additional business from these accounts in multiple locations. The Company's expansion of its national sales program and continuing investment in technology to support the Company's expanding operations, have been undertaken at a time when large companies are increasing their demand for delivery providers who offer a range of delivery services at multiple locations.

     Substantially all of the Dynamex drivers are owner-operators who provide their own vehicles, pay all expenses of operating their vehicles and receive a percentage of the delivery charge as compensation. Management believes that this creates a higher degree of responsiveness on the part of its drivers as well as significantly lowering the capital required to operate the business and reducing the Company's fixed costs. Management believes that its use of owner-operators is a primary factor in the Company reporting a return on assets (measured as operating income as a percentage of average assets) of 11.6% over the past two fiscal years.

BUSINESS STRATEGY

     The Company intends to expand its operations in the U.S. and Canada to capitalize on the demand of local, regional and national businesses for innovative same-day transportation solutions. The key elements of the Company's business strategy are as follows:

     - Focus on Primary Services: The Company provides three primary services:
(i) same-day on-demand delivery services, (ii) same-day scheduled distribution services and (iii) outsourcing services such as fleet management and facilities management. The Company focuses its same-day on-demand delivery business on transporting non-faxable, time sensitive items throughout metropolitan areas. By delivering items of greater weight over longer distances and providing value added on-demand services such as strategic stocking, the Company expects to raise the yield per delivery relative to the yield that would be generated by only delivering documents within a central business district. Additionally, the Company intends to capitalize on the market trend towards outsourcing transportation requirements by concentrating its logistics services in same-day scheduled distribution and fleet management. The delivery transactions in a fleet management, scheduled distribution or strategic stocking program are recurring in nature, thus creating the potential for long term customer relationships. Additionally, these value added services are generally less vulnerable to price competition than traditional on-demand delivery services.

     - Target National and Regional Accounts: The Company's sales force focuses on pursuing and maintaining national and regional accounts. The Company anticipates that its (i) existing multi-city network of locations combined with new locations to be acquired, (ii) ability to offer value added services such as strategic stocking and fleet management to complement its basic same-day delivery services and (iii) experienced, operations oriented management team and sales force will create further opportunities with many of its existing customers and attract new national and regional accounts.

     - Create Strategic Alliances: By forming alliances with strategic partners that offer services that compliment those of the Company, the Company and its partners can jointly market their services, thereby accessing one another's customer base and providing such customers with a broader range of value added services. For example, the Company has formed an alliance with Purolator Courier Ltd. ("Purolator"), the largest Canadian overnight courier company, whereby on an exclusive basis the Company and Purolator provide each other with certain delivery services and market each other's delivery services to their respective customers. See "Business -- Sales and Marketing."

     - Pursue Acquisitions: The Company believes that the highly fragmented nature of the delivery and logistics industry creates significant opportunities for same-day delivery and logistics companies with national marketing and operations. The Company will continue to seek to acquire high quality same-day delivery businesses in new markets as well as in markets in which it has already established a presence. Management expects that acquisitions in existing markets will provide access to an acquired company's customer base while creating operating efficiencies within these markets. Management believes that its operating and acquisition experience and the Company's ability to offer cash or Common Stock as purchase consideration are important advantages in pursuing acquisition candidates. The Company plans to augment the services offered by the companies it acquires with value added services such as fleet management and strategic stocking and to integrate the acquired businesses into the Company's operations.

     The principal executive offices of the Company are located at 1431 Greenway Drive, Suite 345, Irving, Texas 75038 and its telephone number is (972) 756-8180.

                                  THE OFFERING

Common Stock offered by:
  The Company.........................................     2,500,000  shares
  The Selling Stockholders............................       317,166  shares(1)
                                                        ------------
          Total.......................................     2,817,166  shares
                                                        ============
Common Stock to be outstanding after the Offering.....     9,959,623(2)
Use of Proceeds to the Company........................  To reduce outstanding indebtedness. See "Use of
                                                        Proceeds."
Nasdaq National Market Symbol.........................          DYMX

---------------

(1) See "Principal and Selling Stockholders."

(2) Excludes 571,384 additional shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which (i) 166,384 shares of Common Stock are issuable upon exercise of options outstanding at a weighted average exercise price of $3.72 per share, (ii) 257,000 shares of Common Stock are issuable upon exercise of stock options outstanding at an exercise price $8.00 per share, (iii) 10,000 shares of Common Stock are issuable upon exercise of options outstanding at an exercise price of $7.25 per share, and
    (iv) 138,000 shares of Common Stock are issuable upon exercise of options outstanding at an exercise price of $10.375 per share. Of the 571,384 additional shares of Common Stock reserved for issuance under the Company's Stock Option Plan, 181,907 are immediately exercisable and 389,477 become exercisable over a period ranging from July 1998 through October 2002.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             SIX MONTHS ENDED
                                                   FISCAL YEAR ENDED JULY 31,                  JANUARY 31,
                                            ----------------------------------------   ----------------------------
                                                                              PRO                            PRO
                                                                            FORMA(1)                       FORMA(1)
                                             1995       1996       1997       1997      1997      1998       1998
                                            -------    -------   --------   --------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
Sales.....................................  $21,032    $71,812   $131,867   $193,288   $56,846   $95,262   $100,153
Gross profit..............................    6,696     21,794     44,674    65,847     18,747    31,125     33,130
Operating income (loss)...................   (1,219)     2,707      7,813    11,465      2,666     5,381      5,756
Interest expense..........................      403      1,655      1,481     3,986        508     1,899      2,143
Income (loss) before taxes(2).............   (1,622)     1,052      6,332     7,479      2,158     3,482      3,613
Income taxes..............................        3        176      2,485     2,941        861     1,475      1,526
Net income (loss)(2)......................  $(1,625)   $   876   $  3,847   $ 4,538    $ 1,297   $ 2,007   $  2,087
                                            =======    =======   ========   ========   =======   =======   ========
Net income (loss) per common share(2)(3)
  -- basic................................  $ (1.90)   $  0.34   $   0.58   $  0.61    $  0.20   $  0.27   $   0.28
                                            =======    =======   ========   ========   =======   =======   ========
  -- assuming dilution....................  $ (1.90)   $  0.23   $   0.56   $  0.60    $  0.20   $  0.27   $   0.28
                                            =======    =======   ========   ========   =======   =======   ========
Weighted average shares:
  Common shares outstanding...............      855      2,543      6,670     7,412      6,223     7,387      7,412
  Adjusted common shares..................      855      3,732      6,839     7,581      6,443     7,558      7,582
OTHER DATA:
Earnings (loss) before interest, taxes,
  depreciation and amortization(4)........  $  (529)   $ 4,249   $ 11,356   $17,352    $ 4,183   $ 8,238   $  8,726
Operating Ratio(5)........................    105.8%      96.2%      94.1%     94.1%      95.3%     94.4%      94.3%
EBITDA Margin(6)..........................     (2.5%)      5.9%       8.6%      9.0%       7.4%      8.6%       8.7%
Return on Assets(7).......................       --       10.4%      12.7%     13.3%      11.0%     10.8%      10.4%


                                                                AS OF JANUARY 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(8)
                                                              --------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 18,828       $ 18,828
Total assets................................................   110,819        110,819
Long-term debt, excluding current portion...................    54,794
Stockholders' equity........................................    42,788


---------------

(1) The pro forma income statement data for the fiscal year ended July 31, 1997 gives effect to the IPO, the IPO Acquisitions and the Pro Forma Completed Acquisitions as if the IPO and such acquisitions had occurred at the beginning of such period. The pro forma income statement data for the six months ended January 31, 1998 gives effect to the Pro Forma Completed Acquisitions that occurred during this period as if such acquisitions had occurred at the beginning of such period. See "Pro Forma Financial Information."

(2) Before extraordinary loss of $335 in the fiscal year ended July 31, 1997 and the six months ended January 31, 1997.

(3) See Notes 1 and 14 of Notes to Consolidated Financial Statements.

(4) EBITDA is defined as income excluding interest, taxes, depreciation and amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is supplementally presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. EBITDA should not be considered as a substitute for the statement of operations or cash flow data from the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles. Cash flows provided by (used in) operating activities for the three years ending July 31, 1997 and for the six months ended January 31, 1997 and 1998 were ($951), $2,372, $4,473, $2,846 and $(514), respectively. Cash flows used in investing activities for the three years ended July 31, 1997 and for the six months ended January 31, 1997 and 1998 were $7,995, $13,192, $31,896, $14,888 and $20,820, respectively. Cash flows provided by financing activities for the three years ended July 31, 1997 and for the six months ended January 31, 1997 and 1998 were $8,587, $11,208, $27,855, $12,747 and
    $21,491, respectively.

(5) Operating Ratio is defined as the sum of cost of sales and all operating costs expressed as a percentage of revenues.

(6) EBITDA Margin is defined as EBITDA expressed as a percentage of revenues.

(7) Return on Assets is defined as operating income for the respective period expressed as a percentage of average total assets over such period. Return on Assets for the fiscal year ended July 31, 1995 was negative due to operating losses in such period. Return on Assets for the six months ended January 31, 1997 and 1998 (actual and as adjusted) has been annualized.


(8) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common
    Stock in the Offering at the offering price of $     per share and the
    application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating the Company and its business prior to purchasing the Common Stock offered by this Prospectus. Statements and information presented within this Prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumptions relating to the foregoing. Certain important factors which may cause actual results to vary materially from these forward-looking statements are set forth in the following risk factors and elsewhere in this Prospectus. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by these factors.

ACQUISITION STRATEGY; POSSIBLE NEED FOR ADDITIONAL FINANCING

     In order to expand its network of facilities, the Company plans to acquire local delivery businesses in new geographic regions as well as in the metropolitan areas in which the Company currently operates. Due to ongoing consolidation within the same-day delivery and logistics industry, there is significant competition in acquiring such businesses. There can be no assurance that the Company will be able to acquire or profitably manage additional companies or successfully integrate such additional companies into the Company's existing operations. In addition, there can be no assurance that businesses acquired in the future either will be beneficial to the successful implementation of the Company's overall strategy or will ultimately produce returns that justify the investment therein, or that the Company will be successful in achieving meaningful economies of scale through the acquisition thereof. See "Business -- Business Strategy" and "-- Recent Acquisitions."


     The Company's acquisition strategy may require the Company to incur additional debt in the future, may result in potentially dilutive issuances of securities and may result in increased goodwill, intangible assets and amortization expense. Additionally, the Company must obtain the consent of its primary lenders to consummate any acquisition for which the purchase price exceeds $6.0 million and for any acquisition consummated in any rolling twelve month period commencing after August 1997 in which the aggregate acquisition consideration paid during such period exceeds $10.0 million. The Company has completed eight acquisitions subsequent to August 1997 for an aggregate purchase price of approximately $33.3 million in cash and the issuance of 114,078 shares of Common Stock. Consequently, any acquisition completed prior to October 1998 will require the primary lenders' consent. There can be no assurance that the Company's primary lenders will consent to such acquisitions or that if additional financing is necessary, it can be obtained on terms the Company deems acceptable. As a result, the Company might be unable to implement successfully its acquisition strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


LIMITED COMBINED OPERATING HISTORY

     Recent acquisitions have greatly expanded the size and scope of the operations of the Company. The process of integrating acquired businesses often involves unforeseen difficulties and may require a disproportionate amount of the Company's financial and other resources, including management time. There can be no assurance that the Company will be able to profitably manage recently acquired companies or successfully integrate their operations into the Company.

HIGHLY COMPETITIVE INDUSTRY

     The market for same-day delivery and logistics services has been and is expected to remain highly competitive. Competition is often intense, particularly for basic delivery services. The industry is characterized by high fragmentation and low barriers to entry and there is a recent trend toward consolidation. Other companies in the industry compete with the Company not only for provision of services but also for acquisition candidates and qualified drivers. Some of these companies have longer operating histories and greater financial and other resources than the Company. Additionally, companies that do not currently operate delivery and logistics businesses may enter the industry in the future to capitalize on the consolidation trend. See
"Business -- Competition."

CLAIMS EXPOSURE

     As of March 31, 1998, the Company utilized the services of approximately 5,000 drivers and messengers. From time to time such persons are involved in accidents or other activities that may give rise to liability claims. The Company currently carries liability insurance with a per claim and an aggregate limit of $15.0 million. Owner-operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law (generally such minimum requirements range from $35,000 to $75,000). The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers and messengers. There can be no assurance that claims against the Company, whether under the liability insurance or the surety bonds, will not exceed the applicable amount of coverage, that the Company's insurer will be solvent at the time of settlement of an insured claim, or that the Company will be able to obtain insurance at acceptable levels and costs in the future. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims, workers' compensation claims or unfavorable resolutions of claims, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, significant increases in insurance costs could reduce the Company's profitability.

CERTAIN TAX MATTERS RELATED TO DRIVERS

     Substantially all of the Company's drivers own their own vehicles and as of March 31, 1998, approximately 82% of these owner-operators were independent contractors as opposed to employees of the Company. The Company does not pay or withhold any federal, state or provincial employment tax with respect to or on behalf of independent contractors. From time to time, taxing authorities in the U.S. and Canada have sought to assert that independent owner-operators in the transportation industry, including those utilized by the Company, are employees, rather than independent contractors. The Company believes that the independent owner-operators utilized by the Company are not employees under existing interpretations of federal (U.S. and Canadian), state and provincial laws. However, there can be no assurance that federal (U.S. and Canadian), state or provincial authorities will not challenge this position, or that other laws or regulations, including tax laws, or interpretations thereof, will not change. If, as a result of any of the foregoing, the Company is required to pay withholding taxes and pay for and administer added employee benefits to these drivers, the Company's operating costs would increase. Additionally, if the Company is required to pay back-up withholding with respect to amounts previously paid to such drivers, it may also be required to pay penalties or be subject to other liabilities as a result of incorrect classification of such drivers. If the drivers are deemed to be employees rather than independent contractors, then the Company may be required to increase their compensation since they will no longer be receiving commission-based compensation. Any of the foregoing circumstances could have a material adverse impact on the Company's financial condition and results of operations, and/or to restate financial information from prior periods. See "Business -- Services" and "-- Employees."

     In addition to the drivers that are independent contractors, certain of the Company's drivers are employed by the Company and own and operate their own vehicles during the course of their employment. The Company reimburses these employees for all or a portion of the operating costs of those vehicles. The Company believes that these reimbursement arrangements do not represent additional compensation to those employees. However, there can be no assurance that federal (U.S. and Canadian), state or provincial taxing authorities will not seek to recharacterize some or all of such payments as additional compensation. If such amounts were so recharacterized, the Company would have to pay additional employment related taxes on such amounts, and may also be required to pay penalties, which could have an adverse impact on the Company's financial condition and results of operations, and/or to restate financial information from prior periods. See "Business -- Services" and "-- Employees."

FOREIGN EXCHANGE

     A significant portion of the Company's operations are conducted in Canada. Exchange rate fluctuations between the U.S. and Canadian dollar result in fluctuations in the amounts relating to the Canadian operations reported in the Company's consolidated financial statements. The conversion rate between the U.S. dollar and the Canadian dollar has declined significantly during the first six months of fiscal year ending July 31, 1998 as compared to the same period in fiscal year ended July 31, 1997. As the Canadian dollar is the functional currency for the Company's Canadian operations, this decline has had a negative effect on the Company's reported revenues for such period. The Company historically has not entered into hedging transactions with respect to its foreign currency exposure, but may do so in the future. There can be no assurance that fluctuations in foreign currency exchange rates will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 of Notes to Consolidated Financial Statements.

PERMITS AND LICENSING

     Although recent legislation has significantly deregulated certain aspects of the transportation industry, the Company's delivery operations are still subject to various federal (U.S. and Canadian), state, provincial and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Failure by the Company to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of the Company's authority to conduct certain of its operations. Furthermore, delays in obtaining approvals for the transfer or grant of certificates, permits or licenses, or failure to obtain such approvals, could impede the implementation of the Company's acquisition program. See "Business -- Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including Richard K. McClelland, the Company's Chairman of the Board, President and Chief Executive Officer. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into an employment contract with Mr. McClelland. See "Management -- Employment Agreement." The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. There is strong competition for skilled personnel in the same-day delivery and logistics businesses. See "Management."

RISKS ASSOCIATED WITH THE LOCAL DELIVERY INDUSTRY; GENERAL ECONOMIC CONDITIONS

     The Company's revenues and earnings are especially sensitive to events that affect the delivery services industry, including extreme weather conditions, economic factors affecting the Company's significant customers and shortages of or disputes with labor, any of which could result in the

Company's inability to service its clients effectively or the inability of the Company to profitably manage its operations. In addition, demand for the Company's services may be negatively impacted by downturns in the level of general economic activity and employment in the U.S. or Canada.

     Technological advances in the nature of facsimile and electronic mail have affected the market for on-demand document delivery services. Although the Company has shifted its focus to the distribution of non-faxable items and logistics services, there can be no assurance that these or other technologies will not have a material adverse effect on the Company's business, financial condition and results of operations in the future.

DEPENDENCE ON AVAILABILITY OF QUALIFIED COURIER PERSONNEL

     The Company is dependent upon its ability to attract, train and retain, as employees or through independent contractor or other arrangements, qualified courier personnel who possess the skills and experience necessary to meet the needs of its operations. The Company competes in markets in which unemployment is relatively low and the competition for couriers and other employees is intense. The Company must continually evaluate, train and upgrade its pool of available couriers to keep pace with demands for delivery services. There can be no assurance that qualified courier personnel will continue to be available in sufficient numbers and on terms acceptable to the Company. The inability to attract and retain qualified courier personnel would have a material adverse impact on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES

     Upon completion of the Offering, the Company will have outstanding 9,959,623 shares of Common Stock, an aggregate of approximately 4,500,000 of which were issued by the Company in private offerings that were not registered under the Securities Act. The Company, and the Company's executive officers and directors and the Selling Stockholders who after the Offering will beneficially own in the aggregate approximately 1,750,000 shares of Common Stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Schroder & Co. Inc. The unregistered shares also include an aggregate of approximately 1,300,000 shares of Common Stock issued to certain owners or affiliates of delivery businesses acquired by the Company in the IPO Acquisitions and the Pro-Forma Completed Acquisitions. As of March 31, 1998, approximately 900,000 of these shares remain eligible for public resale in compliance with Rule 144 under the Securities Act or pursuant to and in the manner described in a currently effective registration statement filed by the Company on Form S-3, as the case may be (although approximately 130,000 of such shares will be subject to the executive officer lockup agreement described above). The Company may issue additional shares of Common Stock as consideration for future acquisitions and may register such shares for resale in the manner described above. Further, an aggregate of 571,384 additional shares of Common Stock are issuable upon exercise of outstanding options, 181,907 of which are immediately exercisable (subject to the 120 day lockup period for executive officers, directors and Selling Stockholders discussed above as applicable), and 389,477 of which vest over a period ranging from July 1998 through October 2002.

     No predictions can be made as to the effect, if any, that market sales of such shares will have on the market price of shares of Common Stock prevailing from time to time. However, sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following the Offering could adversely affect the market price for the Common Stock. See "Description of Capital Stock" and "Principal and Selling Stockholders."

VOLATILITY OF STOCK PRICE

     The Company's Common Stock began trading on the Nasdaq National Market on August 13, 1996. Prices for the Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, government regulation and other factors could have a significant impact on the price of the Common Stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of the Common Stock could be affected by such fluctuations.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), the Company's Bylaws (the "Bylaws") and the Rights Agreement between Dynamex Inc. and Harris Trust and Savings Bank (the "Rights Agreement") may delay, defer, discourage or prevent a merger, proxy contest, tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Bylaws provide that the number of directors shall be as fixed, from time to time, by resolution of the Board of Directors of the Company. Neither the Bylaws nor the Restated Certificate of Incorporation permit stockholders to call special meetings or to take actions by written consent in lieu of a meeting, unless such action and the taking of such action by written consent have been approved in advance by the Board of Directors. The Restated Certificate of Incorporation provides that the Board of Directors may amend the Bylaws, subject to the rights of the stockholders to amend such Bylaws. An amendment to the provision of the Restated Certificate of Incorporation which prohibits action by stockholders by written consent in lieu of a meeting requires the affirmative vote of two-thirds of the Company's capital stock then outstanding. Pursuant to the Restated Certificate of Incorporation, additional shares of Common Stock may be issued in the future without further stockholder approval. Furthermore, the Restated Certificate of Incorporation permits the Board of Directors to establish by resolution one or more series of preferred stock ("Preferred Stock") and to establish the powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock. The Preferred Stock could be issued on terms that are unfavorable to the holders of Common Stock or that could make a takeover or change in control of the Company more difficult.

     In June 1996, the Board of Directors of the Company approved the Rights Agreement which is designed to protect stockholders should the Company become a target of coercive and unfair takeover tactics but may discourage takeover attempts that are not approved by the Board of Directors. The preferred stock purchase rights (the "Rights") granted pursuant to the Rights Agreement could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which places restrictions on certain business combinations with certain stockholders of the Company that could render more difficult a change in control of the Company. See "Description of Capital Stock."

NO DIVIDENDS

     The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Company's revolving credit facility (the "Credit Facility") restricts the payment of dividends. See "Dividend Policy" and Note 6 of Notes to Consolidated Financial Statements.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of 2,500,000 shares of Common Stock in the Offering are estimated to be approximately $ million, and after deducting the underwriting discounts and estimated offering expenses. The Company will not receive any proceeds from the sale of 317,166 shares of Common Stock by the Selling Stockholders in the Offering.


     The Company will apply all of the net proceeds of the Offering to reduce its outstanding bank indebtedness, which totaled $59.7 million at March 31, 1998. The Company's bank indebtedness was incurred under the Credit Facility which provides for total borrowings of up to $75.0 million and bears interest at a variable rate (7.75% per annum as of March 31, 1998) based on prime or certain rate elections based on LIBOR plus an applicable margin. Amounts outstanding under the Credit Facility are due August 31, 2000. Borrowings under the Credit Facility have been used principally for acquisitions and general corporate purposes. See Note 6 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

     On August 13, 1996, the Company's Common Stock was admitted for trading on the Nasdaq National Market under the symbol "DYMX." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of Common Stock, as reported by the Nasdaq National Market on and after August 13, 1996.


                                                               HIGH       LOW
                                                              -------    ------
FISCAL 1997
First Quarter (from August 13, 1996)........................  $11.750     8.000
Second Quarter..............................................   11.625     8.375
Third Quarter...............................................   11.250     5.750
Fourth Quarter..............................................    8.875     5.750
FISCAL 1998
First Quarter...............................................   11.000     6.500
Second Quarter..............................................   11.625     9.375
Third Quarter...............................................   13.125    10.813
Fourth Quarter (through May   , 1998).......................



     The last reported closing sale price for the Common Stock on the Nasdaq
National Market on May   , 1998 was $     per share. As of May   , 1998, there
were approximately 100 record owners of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Credit Facility restricts the payment of dividends. See Note 6 to Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth the consolidated short-term debt and capitalization of the Company as of January 31, 1998 and as adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby at
the offering price of $     per share and the application of the net proceeds
therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.



                                                                 JANUARY 31, 1998
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................  $   525      $   525
                                                              =======      =======
Long-term debt and capital leases, excluding current
  maturities................................................  $54,794      $
                                                              -------      -------
Stockholders' equity:
  Preferred Stock, $0.01 par value 10,000,000 shares
     authorized, no shares issued...........................       --           --
  Common Stock, $0.01 par value, 50,000,000 shares
     authorized; 7,411,623 shares issued and outstanding,
     9,959,623 shares issued and outstanding as
     adjusted(1)............................................       74          100
  Additional paid-in capital................................   41,646
  Note receivable from officer(2)...........................       --         (204)
  Retained earnings.........................................    2,257        2,257
  Unrealized foreign currency translation adjustment........   (1,189)      (1,189)
                                                              -------      -------
          Total stockholders' equity........................   42,788
                                                              -------      -------
          Total capitalization..............................  $97,582      $97,582
                                                              =======      =======


---------------

(1) Excludes 571,384 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which (i) 166,384 shares of Common Stock are issuable upon exercise of options outstanding at a weighted average exercise price of $3.72 per share, (ii) 257,000 shares of Common Stock are issuable upon exercise of options outstanding at an exercise price $8.00 per share,
    (iii) 10,000 shares of Common Stock are issuable upon exercise of options outstanding at an exercise price of $7.25 per share, and (iv) 138,000 shares of Common Stock are issuable upon exercise of options outstanding at an exercise price of $10.375 per share. Of the 571,384 additional shares of Common Stock reserved for issuance under the Company's Stock Option Plan, 181,907 are immediately exercisable and 389,477 become exercisable over a period ranging from July 1998 through October 2002.

(2) Represents loan in connection with the exercise of stock options. See "Certain Transactions."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected historical consolidated financial data for the three years ended July 31, 1997 have been derived from the audited consolidated financial statements of the Company appearing elsewhere herein. The following selected historical consolidated financial data for the two years ended July 31, 1994 have been derived from the audited consolidated financial statements of the Company not included herein. The following selected historical consolidated financial data for the six months ended January 31, 1997 and 1998, have been derived from the Company's unaudited consolidated financial statements appearing elsewhere herein. The unaudited consolidated financial statements, in the opinion of management, include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for that period. Operating results for the six months ended January 31, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ended July 31, 1998. The following selected pro forma financial data for the fiscal year ended July 31, 1997 and for the six months ended January 31, 1998 have been derived from the unaudited pro forma financial information appearing elsewhere herein. The selected financial data are qualified in their entirety, and should be read in conjunction with, the Company's financial statements, including the notes thereto appearing elsewhere herein, "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    SIX MONTHS ENDED
                                                 FISCAL YEAR ENDED JULY 31,                           JANUARY 31,
                                 ----------------------------------------------------------   ----------------------------
                                                                                     PRO                            PRO
                                                                                    FORMA                          FORMA
                                  1993     1994      1995      1996       1997     1997(1)     1997      1998     1998(1)
                                 ------   -------   -------   -------   --------   --------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
Sales..........................  $  728   $ 7,023   $21,032   $71,812   $131,867   $193,288   $56,846   $95,262   $100,153
Cost of sales..................     419     5,212    14,336    50,018     87,193    127,441    38,099    64,137     67,023
                                 ------   -------   -------   -------   --------   --------   -------   -------   --------
 Gross profit..................     309     1,811     6,696    21,794     44,674     65,847    18,747    31,125     33,130
Selling, general and
 administrative expenses.......     752     2,449     7,225    17,545     33,318     48,495    14,564    22,887     24,404
Depreciation and
 amortization..................      54       322       690     1,542      3,543      5,887     1,517     2,857      2,970
                                 ------   -------   -------   -------   --------   --------   -------   -------   --------
 Operating income (loss).......    (497)     (960)   (1,219)    2,707      7,813     11,465     2,666     5,381      5,756
Interest expense...............      25       157       403     1,655      1,481      3,986       508     1,899      2,143
                                 ------   -------   -------   -------   --------   --------   -------   -------   --------
 Income (loss) before taxes....    (508)   (1,067)   (1,622)    1,052      6,332      7,479     2,158     3,482      3,613
Income taxes...................      --        --         3       176      2,485      2,941       861     1,475      1,526
                                 ------   -------   -------   -------   --------   --------   -------   -------   --------
 Income before extraordinary
   item........................  $ (508)  $(1,067)  $(1,625)  $   876   $  3,847   $  4,538   $ 1,297   $ 2,007   $  2,087
                                 ======   =======   =======   =======   ========   ========   =======   =======   ========
Net income (loss) per common
 share before extraordinary
 item(2)(3)
 -- basic......................  $(1.29)  $ (2.02)  $ (1.90)  $  0.34   $   0.58   $   0.61   $  0.20   $  0.27   $   0.28
                                 ======   =======   =======   =======   ========   ========   =======   =======   ========
 -- assuming dilution..........  $(1.29)  $ (2.02)  $ (1.90)  $  0.23   $   0.56   $   0.60   $  0.20   $  0.27   $   0.28
                                 ======   =======   =======   =======   ========   ========   =======   =======   ========
Common shares outstanding......     393       528       855     2,543      6,670      7,412     6,223     7,387      7,412
Adjusted common shares.........     393       528       855     3,732      6,839      7,581     6,443     7,558      7,582
OTHER DATA:
Earnings (loss) before
  interest, taxes, depreciation
  and amortization(4)..........  $ (429)  $  (638)  $  (529)  $ 4,249   $ 11,356   $ 17,352   $ 4,183   $ 8,238   $  8,726
Operating Ratio(5).............   168.2%    113.7%    105.8%     96.2%      94.1%      94.1%     95.3%     94.4%      94.3%
EBITDA Margin(6)...............   (58.9)%    (9.1)%    (2.5)%     5.9%       8.6%       9.0%      7.4%      8.6%       8.7%
Return on Assets(7)............      --        --        --      10.4%      12.7%      13.3%     11.0%     10.8%      10.4%


                                                                     AS OF JULY 31,                    AS OF JANUARY 31, 1998
                                                      ---------------------------------------------   -------------------------
                                                       1993     1994     1995      1996      1997      ACTUAL    AS ADJUSTED(8)
                                                      ------   ------   -------   -------   -------   --------   --------------
BALANCE SHEET DATA:
Working capital.....................................  $   36   $  638   $ 1,484   $ 4,086   $11,428   $ 18,828      $ 18,828
Total assets........................................   1,286    8,134    17,194    34,999    88,151    110,819       110,819
Long-term debt, excluding current maturities........   1,037    1,999     5,924    20,036    32,388     54,794
Stockholders' equity (deficit)......................    (106)   3,389     4,650     6,158    41,100     42,788

---------------

(1) The pro forma income statement data for the fiscal year ended July 31, 1997 gives effect to the IPO, the IPO Acquisitions and the Pro Forma Completed Acquisitions as if the IPO and such acquisitions had occurred at the beginning of such period. The pro forma income statement data for the six months ended January 31, 1998 gives effect to the Pro Forma Completed Acquisitions that occurred during this period as if such acquisitions had occurred at the beginning of such period. Such pro forma data are presented for illustrative purposes only and do not purport to represent what the Company's results actually would have been if such acquisitions had occurred on the dates indicated, nor do such data purport to project results of operations for any future periods. See "Pro Forma Financial Information."

(2) Before extraordinary loss of $335 in the fiscal year ended July 31, 1997 and the six months ended January 31, 1997.

(3) See Notes 1 and 14 of the Notes to Consolidated Financial Statements.

(4) EBITDA is defined as income excluding interest, taxes, depreciation and amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is supplementally presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. EBITDA should not be considered as a substitute for the statement of operations or cash flow data from the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles. Cash flows provided by (used in) operating activities for the three years ending July 31, 1997 and for the six months ended January 31, 1997 and 1998 were ($951), $2,372, $4,473, $2,846 and $(514), respectively. Cash flows used in investing activities for the three years ended July 31, 1997 and for the six months ended January 31, 1997 and 1998 were $7,995, $13,192, $31,896, $14,888 and $20,820, respectively. Cash flows provided by financing activities for the three years ended July 31, 1997 and for the six months ended January 31, 1997 and 1998 were $8,587, $11,208, $27,855, $12,747 and $21,491, respectively.

(5) Operating Ratio is defined as the total cost of sales and all operating costs as a percentage of revenues.

(6) EBITDA Margin is defined as EBITDA expressed as a percentage of revenues.

(7) Return on Assets is defined as operating income for the respective period expressed as a percentage of average total assets over such period. Return on Assets for periods prior to the fiscal year ended July 31, 1996 was negative due to operating losses in such periods. Return on Assets for the six months ended January 31, 1997 and 1998 (actual and as adjusted) has been annualized.


(8) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common
    Stock in the Offering at the offering price of $       per share and the
    application of the net proceeds therefrom as set forth under "Use of Proceeds."

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated condensed financial information consists of the unaudited Pro Forma Consolidated Condensed Statements of Operations for the fiscal year ended July 31, 1997 and the six months ended January 31, 1998 (collectively, the "Pro Forma Statements"). On August 16, 1996, using a portion of the proceeds from the IPO, the Company purchased five same-day delivery businesses in three U.S. and two Canadian cities (collectively, the "IPO Acquisitions"). Subsequent to the IPO and through January 31, 1998, the Company purchased 14 additional same-day delivery businesses in nine U.S. and two Canadian cities (the "Pro Forma Completed Acquisitions"). Acquisitions consummated by the Company subsequent to January 31, 1998 (the "Recent Acquisitions") have not been included in these Pro Forma Statements because their aggregate effect on such statements is not material. See "Business -- Recent Acquisitions."

     Each of these acquisitions has been accounted for using the purchase method of accounting and therefore is included in the Company's historical results of operations from the date such acquisition was consummated. The Pro Forma Statements for the fiscal year ended July 31, 1997 give effect to the IPO, the IPO Acquisitions and the Pro Forma Completed Acquisitions as if the IPO and such acquisitions had occurred at the beginning of such period. The Pro Forma Statements for the six months ended January 31, 1998 give effect to the Pro Forma Completed Acquisitions that occurred during this period as if such acquisitions had occurred at the beginning of such period.

     The two largest Pro Forma Completed Acquisitions, in terms of purchase price paid and revenues acquired, were the Company's acquisition of Road Runner Transportation, Inc. ("Road Runner") on May 16, 1997 and New York Document Exchange Corporation and certain related entities (collectively, the "Nydex Companies") on October 1, 1997. Audited financial statements for Road Runner for the nine months ended February 28, 1997 (the "Road Runner Financials") and for the Nydex Companies for the fiscal year ended May 31, 1997 (the "Nydex Financials") were prepared in connection with the consummation of these two acquisitions and appear elsewhere herein. The Pro Forma Statements for the fiscal year ended July 31, 1997 include the nine-month period reflected in the Road Runner Financials which are presented under a separate column. Adjustments have been made to the Road Runner Financials to exclude Road Runner's results of operations for the two-month period ended July 31, 1996 and to include Road Runner's results of operations for the period commencing on February 28, 1997 and ending on May 15, 1997 (the day prior to the Company's acquisition of Road Runner). These adjustments, which are presented under a separate column captioned "Pro Forma Adjustments," have been made so that Road Runner's results of operations may be presented for the same 12-month period that is presented for the Company. No pro forma adjustments were required to be made to Road Runner's results of operations presented in the Pro Forma Statements for the six-months ended January 31, 1998 because the acquisition of Road Runner was completed prior to the beginning of that period.

     The Pro Forma Statements for the fiscal year ended July 31, 1997 also include a full 12 months of operations of the Nydex Companies consisting of the Nydex Financials which are included under a separate column. Although the period presented does not reflect the operations of the Nydex Companies for the 12 consecutive months ended July 31, 1997, management believes that the results presented are comparable to the results achieved by the Nydex Companies during that period. The Pro Forma Statements for the six months ended January 31, 1998 include a full six months of operations of the Nydex Companies consisting of (i) the two-month period ended September 30, 1997 which are included under a separate column and (ii) the four-month period following the Company's acquisition of the Nydex Companies (October 1, 1997 through January 31, 1998) during which period the Nydex Companies' operations were included in the Company's historical results.

     The operating results of the IPO Acquisitions and Pro Forma Completed Acquisitions other than Road Runner and the Nydex Companies for the periods not included in the Company's historical results of operations are presented collectively under the columns headed "Other Acquisitions."

     Unaudited pro forma adjustments are based upon historical information, preliminary estimates and certain assumptions regarding the ongoing operations of the acquired businesses. In the opinion of management, all adjustments necessary to present fairly the Pro Forma Financial Statements have been made.



     The pro forma data included in these Pro Forma Statements are presented for illustrative purposes only and do not purport to represent what the Company's results actually would have been if such acquisitions had occurred on the dates indicated, nor do such data purport to project results of operations for any future periods. The Pro Forma Statements should be read in conjunction with the historical audited financial statements and notes thereto of the Company, Road Runner and the Nydex Companies appearing elsewhere in this Prospectus.

                         DYNAMEX INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                        FISCAL YEAR ENDED JULY 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              THE
                                       THE                      THE NYDEX                                   COMPANY
                                     COMPANY     ROAD RUNNER    COMPANIES                                  PRO FORMA
                                      FISCAL     NINE MONTHS      FISCAL                                     FISCAL
                                    YEAR ENDED      ENDED       YEAR ENDED                                 YEAR ENDED
                                     JULY 31,    FEBRUARY 28,    MAY 31,        OTHER        PRO FORMA      JULY 31,
                                       1997          1997          1997      ACQUISITIONS   ADJUSTMENTS       1997
                                    ----------   ------------   ----------   ------------   -----------    ----------
Sales.............................   $131,867      $17,058       $21,835       $20,851       $    755(a)    $193,288
                                                                                                 (625)(b)
                                                                                                1,547(c)
Cost of sales.....................     87,193        9,613        16,657        13,523            460(a)     127,441
                                     --------      -------       -------       -------                      --------
                                                                                                 (832)(b)
                                                                                                  827(c)
                                                                                             --------
Gross profit......................     44,674        7,445         5,178         7,328          1,222         65,847
Selling, general and
  administrative expenses.........     33,318        6,312         4,541         6,014            236(a)      48,495
                                                                                                  398(c)
                                                                                               (2,324)(d)
Depreciation and amortization.....      3,543          752            52            --          1,540(e)       5,887
                                     --------      -------       -------       -------       --------       --------
Operating income..................      7,813          381           585         1,314          1,372         11,465
Interest expense..................      1,481          144            46            81          2,234(f)       3,986
Other (income) expense............         --          137         1,500            --         (1,637)(d)         --
                                     --------      -------       -------       -------       --------       --------
Income before taxes...............      6,332          100          (961)        1,233            775          7,479
Income taxes......................      2,485           --           114            --            342(g)       2,941
                                     --------      -------       -------       -------       --------       --------
Net income before extraordinary
  item............................      3,847          100        (1,075)        1,233            433          4,538
Extraordinary loss on early
  retirement of debt (net of
  income tax benefit of $222).....       (335)          --            --            --            335(h)          --
                                     --------      -------       -------       -------       --------       --------
Net income........................   $  3,512      $   100       $(1,075)      $ 1,233       $    768       $  4,538
                                     ========      =======       =======       =======       ========       ========
Earnings per common share --
  basic:
  Income before extraordinary
    item..........................   $   0.58                                                               $   0.61
  Extraordinary loss..............      (0.05)                                                                    --
                                     --------                                                               --------
  Net income......................   $   0.53                                                               $   0.61
                                     ========                                                               ========
Earnings per common share --
  assuming dilution:
  Income before extraordinary
    item..........................   $   0.56                                                               $   0.60
  Extraordinary loss..............      (0.05)                                                                    --
                                     --------                                                               --------
  Net income......................   $   0.51                                                               $   0.60
                                     ========                                                               ========
Weighted average shares:
  Common shares outstanding.......      6,670                                                                  7,412
  Adjusted common shares --
    assuming exercise of stock
    options.......................      6,839                                                                  7,581

      The accompanying Notes to Unaudited Pro Forma Consolidated Condensed
         Financial Statements are an integral part of these statements.

                         DYNAMEX INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                       SIX MONTHS ENDED JANUARY 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                  THE
                                                       THE         THE NYDEX                                    COMPANY
                                                     COMPANY       COMPANIES                                   PRO FORMA
                                                       SIX            TWO                                         SIX
                                                     MONTHS         MONTHS                                      MONTHS
                                                      ENDED          ENDED                                       ENDED
                                                   JANUARY 31,   SEPTEMBER 30,      OTHER        PRO FORMA    JANUARY 31,
                                                      1998           1997        ACQUISITIONS   ADJUSTMENTS      1998
                                                   -----------   -------------   ------------   -----------   -----------
Sales............................................    $95,262        $3,646          $1,245         $  --       $100,153
Cost of sales....................................     64,137         2,167             719            --         67,023
                                                     -------        ------          ------         -----       --------
Gross profit.....................................     31,125         1,479             526            --         33,130
Selling, general and administrative expenses.....     22,887         2,013             403          (899)(d)     24,404
Depreciation and amortization....................      2,857            --              --           113(e)       2,970
                                                     -------        ------          ------         -----       --------
Operating income (loss)..........................      5,381          (534)            123           786          5,756
Interest expense.................................      1,899            --              --           244(f)       2,143
                                                     -------        ------          ------         -----       --------
Income before taxes..............................      3,482          (534)            123           542          3,613
Income taxes.....................................      1,475            --              --            51(g)       1,526
                                                     -------        ------          ------         -----       --------
Net income (loss)................................    $ 2,007        $ (534)         $  123         $ 491       $  2,087
                                                     =======        ======          ======         =====       ========
Net income per common share
  -- basic.......................................    $  0.27                                                   $   0.28
                                                     =======                                                   ========
  -- assuming dilution...........................    $  0.27                                                   $   0.28
                                                     =======                                                   ========
Weighted average shares:
  Common shares outstanding......................      7,387                                                      7,412
  Adjusted common shares -- assuming exercise of
    stock options................................      7,558                                                      7,582

      The accompanying Notes to Unaudited Pro Forma Consolidated Condensed
         Financial Statements are an integral part of these statements.

                                  DYNAMEX INC.

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENTS OF OPERATIONS

     Adjustments to the Unaudited Pro Forma Consolidated Condensed Statements of
Operations:

          (a) To add the results of operations of the businesses acquired in the IPO Acquisitions for the period from August 1, 1996 through August 15, 1996.

          (b) To eliminate the effect of certain historical business operations of the acquired companies which were not acquired by the Company.

          (c) To adjust, as set forth below, the operating results of Road Runner for the audited nine months ended February 28, 1997 to (i) include the results of operations for the period beginning March 1, 1997 and ending May 15, 1997 (the day immediately preceding the Company's acquisition of Road Runner) and (ii) eliminate the results of operations for the two months ended July 31, 1996.

                                         INCLUDE:        ELIMINATE:
                                        TWO-MONTH,        TWO-MONTH
                                       15 DAY PERIOD       PERIOD           NET
                                           ENDED            ENDED        PRO FORMA
                                       MAY 15, 1997     JULY 31, 1996    ADJUSTMENT
                                       -------------    -------------    ----------
Sales...............................      $5,125           $(3,578)        $1,547
Cost of sales.......................       2,589            (1,762)           827
Selling, general and administrative
  expenses..........................       1,889            (1,491)           398

          (d) To eliminate costs and expenses for certain items, primarily owner compensation, not related to ongoing operations of the acquired companies.

          (e) To adjust depreciation and amortization to reflect the effect of allocations of purchase price.

          (f) To adjust interest expense to reflect additional borrowings related to the IPO Acquisitions and the Pro Forma Completed Acquisitions.

          (g) To adjust provision for income taxes.

          (h) To eliminate extraordinary loss resulting from early retirement of debentures with proceeds from the IPO.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the Company's consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus. Statements regarding future economic performance, management's plans and objectives, and any statements concerning its assumptions related to the foregoing contained in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements. Certain factors which may cause actual results to vary materially from these forward-looking statements accompany such statements or appear elsewhere in this report, including without limitation, the factors disclosed under "Risk Factors."

GENERAL


     In May 1995, the Company acquired Dynamex Express, the ground courier operations of Air Canada ("Dynamex Express"), which was led by Richard K. McClelland, the Company's Chief Executive Officer, and which had a national network of 20 locations across Canada. In December 1995, the Company acquired the on-demand ground courier operations of Mayne Nickless Incorporated and Mayne Nickless Canada Inc. (together, "Mayne Nickless") which had operations in eight U.S. cities and two Canadian cities. In August 1996, the Company completed the IPO Acquisitions and thereby acquired five same-day delivery businesses in three U.S. and two Canadian cities. Subsequent to the IPO and through January 31, 1998, the Company completed the Pro Forma Completed Acquisitions and thereby acquired an additional 14 same-day delivery businesses in nine U.S. and two Canadian cities. Subsequent to January 31, 1998, the Company consummated the Recent Acquisitions, and thereby acquired six same-day delivery businesses in five U.S. cities and one Canadian city. The IPO Acquisitions, the Pro Forma Completed Acquisitions and the Recent Acquisitions are referred to collectively herein as the "Acquisitions." See "Business -- Recent Acquisitions." Each of these acquisitions has been accounted for using the purchase method of accounting. Accordingly, the Company's historical results of operations reflect the results of acquired operations from the date of acquisition. As a result of these various acquisitions, the historical operating results of the Company for the periods presented are not necessarily comparable.


     Sales consist primarily of charges to customers for individual delivery services and weekly or monthly charges for recurring services, such as fleet management. Sales are recognized when the service is performed. The yield (revenue per transaction) for a particular service is dependent upon a number of factors including size and weight of articles transported, distance transported, special handling requirements, requested delivery time and local market conditions. Generally, articles of greater weight transported over longer distances and those that require special handling produce higher yields.

     Cost of sales consists of costs relating directly to performance of services, including driver and messenger costs and third party delivery charges, if any. Substantially all of the drivers used by the Company own their own vehicles, and approximately 82% of these owner-operators are independent contractors as opposed to employees of the Company. Drivers and messengers are generally compensated based on a percentage of the delivery charge. Consequently, the Company's driver and messenger costs are variable in nature. To the extent that the drivers and messengers are employees of the Company, employee benefit costs related to them, such as payroll taxes and insurance, are also included in cost of sales.

     Selling, general and administrative expenses include costs incurred at the branch level related to taking orders and dispatching drivers and messengers, as well as administrative costs related to such functions. Also included in selling, general and administrative expenses are regional and corporate level marketing and administrative costs and occupancy costs related to branch and corporate locations.

     Generally, the Company's on-demand services provide higher gross profit margins than do scheduled distribution or fleet management services because driver compensation for on-demand services is generally lower as a percentage of sales from such services. However, scheduled distribution and fleet management services generally have fewer administrative requirements related to order taking, dispatching drivers and billing. As a result of these variances, the Company's margins are dependent in part on the mix of business for a particular period.

     As the Company has no significant investment in transportation equipment, depreciation and amortization expense relates to depreciation of office, communication and computer equipment and the amortization of intangible assets acquired in the Company's various acquisitions, each of which has been accounted for using the purchase method of accounting. The Company expects to continue to make acquisitions and anticipates that such acquisitions will be accounted for using the purchase method of accounting. As a consequence, it is likely that in the future the Company will incur additional expense from amortization of acquired intangible assets, including goodwill.

     A significant portion of the Company's revenues are generated in Canada. For the fiscal years ended July 31, 1995, 1996 and 1997, for the six months ended January 31, 1998, and on a pro forma basis for fiscal year ended July 31, 1997, approximately 71.8%, 72.8%, 52.1%, 39.3%, and 36.8%, respectively, of the
Company's revenues were generated in Canada. The decrease in the proportion of revenues generated in Canada is attributable to the high proportion of U.S. businesses acquired in the Acquisitions. Before deduction of corporate costs, the majority of which are incurred in the U.S., the cost structure of the Company's operations in the U.S. and in Canada is very similar. Consequently, when expressed as a percentage of U.S. or Canadian sales, as appropriate, the operating profit generated in each such country (before deduction of corporate costs) is not materially different.

     The conversion rate between the U.S. dollar and Canadian dollar has declined significantly during the first six months of the fiscal year ending July 31, 1998 as compared to the first six months of the fiscal year ended July 31, 1997. As the Canadian dollar is the functional currency for the Company's Canadian operations, this decline has had a negative effect on the Company's reported revenues. The effect of this decline on the Company's net income for the six months ended January 31, 1998 has not been material, although there can be no assurance that fluctuations in such currency exchange rate will not in the future have material adverse effect on the Company's business, financial condition or results of operations.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items from the Company's consolidated statement of operations, expressed as a percentage of sales:

                                                                SIX MONTHS ENDED
                                  FISCAL YEAR ENDED JULY 31,      JANUARY 31,
                                  --------------------------    ----------------
                                   1995      1996      1997      1997      1998
                                  ------    ------    ------    ------    ------
Sales...........................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales...................    68.2      69.7      66.1      67.0      67.3
                                  ------    ------    ------    ------    ------
  Gross profit..................    31.8      30.3      33.9      33.0      32.7
Selling, general and
  administrative expenses.......    34.3      24.4      25.3      25.6      24.0
Depreciation and amortization...     3.3       2.1       2.7       2.7       3.0
                                  ------    ------    ------    ------    ------
  Operating income..............    (5.8)      3.8       5.9       4.7       5.7
Interest expense................     1.9       2.3       1.1       0.9       2.0
                                  ------    ------    ------    ------    ------
  Income (loss) before taxes
     ...........................    (7.7%)     1.5%      4.8%      3.8%      3.7%
                                  ======    ======    ======    ======    ======

  Six Months Ended January 31, 1998 Compared to Six Months Ended January 31,
1997

     Sales for the six months ended January 31, 1998 increased $38.4 million, or 67.6%, to $95.3 million from $56.8 million for the six months ended January 31, 1997 primarily due to the Pro Forma Completed Acquisitions, as well as increased sales from the Company's existing operations. Due to a decline in the conversion rate between the U.S. dollar and the Canadian dollar, the Company's reported sales for the six months ended January 31, 1998 were approximately $1.4 million less than would have been reported for such period had the conversion rate been the same as in the six months ended January 31, 1997.

     Cost of sales for the six months ended January 31, 1998 increased $26.0 million, or 68.3%, to $64.1 million from $38.1 million for the six months ended January 31, 1997, primarily due to the Pro Forma Completed Acquisitions. As a percentage of sales, such costs increased to 67.3% from 67.0%. This increase reflects the generally lower gross profit associated with certain services, specifically outsourcing or fleet management services and scheduled distribution services. Due in part to the Company's acquisition of the Nydex Companies in October 1997, these lower gross margin services comprised an increased proportion of the Company's business in the six months ended January 31, 1998 relative to the six months ended January 31, 1997.

     Selling, general and administrative expenses for the six months ended January 31, 1998 increased $8.3 million, or 57.1%, to $22.9 million from $14.6 million for the six months ended January 31, 1997, primarily reflecting the expenses of the acquired operations and increased spending for marketing, technology and administrative support. As a percentage of sales, selling, general and administrative expenses decreased to 24.0% from 25.6% which reflects the spreading of certain fixed costs over a larger revenue base, as well as the generally lower administrative costs required for outsourcing and scheduled distribution services.

     Depreciation and amortization for the six months ended January 31, 1998 increased $1.3 million, or 88.3%, to $2.9 million from $1.5 million in the six months ended January 31, 1997 and, as a percentage of sales, to 3.0% from 2.7%. These increases primarily resulted from depreciation and amortization of assets acquired in the Pro Forma Completed Acquisitions.

     Interest expense for the six months ended January 31, 1998 increased $1.4 million, or 273.8%, to $1.9 million from $508,000 for the six months ended January 31, 1997 primarily as a result of the additional borrowings required to finance the Pro Forma Completed Acquisitions.

  Fiscal Year Ended July 31, 1997 Compared to Fiscal Year Ended July 31, 1996

     The fiscal year ended July 31, 1997 includes the results of the operations acquired from Mayne Nickless for the entire period as compared to the fiscal year ended July 31, 1996 which includes such results only from December 29, 1995, the date of the Mayne Nickless acquisition. The results of the IPO Acquisitions are included from August 16, 1996, the date such acquisitions were completed. The operating results related to each of the Pro Forma Completed Acquisitions are included from the date each such acquisition was completed. See "Business -- Recent Acquisitions."

     Sales for the fiscal year ended July 31, 1997 increased $60.1 million, or 83.6%, to $131.9 million from $71.8 million for the fiscal year ended July 31, 1996. This increase resulted from the full year effect of the Mayne Nickless operations, the IPO Acquisitions and the effect of the Pro Forma Completed Acquisitions that were completed prior to fiscal year end as well as increased sales from existing operations. The increase in sales from existing operations was in spite of a decline of approximately $1.6 million in sales from certain unprofitable business in Western Canada and Arizona which was terminated at the Company's election during the fiscal year ended July 31, 1996.

     Cost of sales for the fiscal year ended July 31, 1997 increased $37.2 million, or 74.3%, to $87.2 million from $50.0 million for the fiscal year ended July 31, 1996. This increase was a direct result of the increased sales in fiscal 1997 as discussed above. As a percent of sales, such costs decreased to 66.1% for the fiscal year ended July 31, 1997 as compared to 69.7% for the previous year. This decline and the corresponding increase in gross profit margin resulted from a higher proportion of on-demand services (which have a higher gross profit margin) provided by the businesses acquired. In addition, the termination of certain unprofitable business as discussed above resulted in a higher overall gross profit.

     Selling, general and administrative expenses for the fiscal year ended July 31, 1997 increased $15.8 million, or 89.9%, to $33.3 million from $17.5 million for the fiscal year ended July 31, 1996. As a percent of sales, such costs increased to 25.3% for the fiscal year ended July 31, 1997 from 24.4% for the fiscal year ended July 31, 1996. The increase in absolute costs related primarily to the acquired operations (including the increased on-demand services provided thereby), as well as corporate general and administrative costs related to the Company's new status as a public company.

     Depreciation and amortization expense for the fiscal year ended July 31, 1997 increased $2.0 million, or 129.8%, to $3.5 million from $1.5 million for the fiscal year ended July 31, 1996. This increase related to the depreciation of fixed assets and the amortization of intangible assets, including goodwill, associated with the Mayne Nickless operations, the IPO Acquisitions and the Pro Forma Completed Acquisitions that were completed prior to the fiscal year end.

     Interest expense for the fiscal year ended July 31, 1997 decreased $174,000, or 10.5%, to $1.5 million from $1.7 million for the fiscal year ended July 31, 1996. The decrease resulted primarily from lower average borrowings and, to a lesser extent, lower average interest rates during the fiscal year ended July 31, 1997. In August 1996, the Company retired approximately $13.6 million of outstanding debt with from the proceeds of its IPO. During the fiscal year ended July 31, 1997, the Company borrowed additional amounts under the Credit Facility to fund the cash portion of the purchase price of certain of the Pro Forma Completed Acquisitions.

  Fiscal Year Ended July 31, 1996 Compared to Fiscal Year Ended July 31, 1995

     The fiscal year ended July 31, 1996 includes the results of Dynamex Express, which was acquired by the Company on May 31, 1995, for the entire period. In addition, the fiscal year ended July 31, 1996 includes the results from the operations acquired from Mayne Nickless from December 29, 1995 (the acquisition date) through July 31, 1996.

     Sales for the fiscal year ended July 31, 1996 increased $50.8 million, or 241.4%, to $71.8 million from $21.0 million for the fiscal year ended July 31, 1995. Approximately $37.4 million of this increase was attributable to the acquired operations of Dynamex Express and approximately $14.6 million was attributable to the acquired operations of Mayne Nickless. Sales attributable to the previously existing operations of the Company declined by approximately $1.2 million from the fiscal year ended July 31, 1995 to the fiscal year ended July 31, 1996 primarily due to a decline in sales in Arizona that was partially offset by increases in sales in Western Canada. In January and February 1996, severe winter storms in the Eastern United States resulted in a general disruption of commerce and therefore a decline in sales for the Company's operations in those areas.

     Cost of sales for the fiscal year ended July 31, 1996 increased $35.7 million, or 248.9%, to $50.0 million from $14.3 million for the fiscal year ended July 31, 1995. Cost of sales for the fiscal year ended July 31, 1996 included approximately $27.2 million attributable to the operations of Dynamex Express and approximately $9.3 million attributable to the operations of Mayne Nickless. This increase was partially offset by a decrease in the cost of sales from the existing operations of the Company. The Company's gross profit margin declined to 30.3% in the fiscal year ended July 31, 1996 from 31.8% in the fiscal year ended July 31, 1995. The decrease was primarily caused by two factors: (i) the higher proportion of lower margin scheduled distribution and fleet management business arising from the inclusion of Dynamex Express operations in fiscal year ended July 31, 1996 (which decrease was partially offset by the additional higher margin on-demand business arising from the inclusion of Mayne Nickless operations during seven months of such period) and

(ii) the decline in gross margin attributable to the Company's operations in Western Canada and Arizona due to competitive pressures and certain unprofitable business. To a lesser extent, the increased cost of providing service during the winter storms which occurred during the fiscal year ended July 31, 1996 also had a negative impact on the Company's gross profit margin during such period.

     Selling, general and administrative expenses for the fiscal year ended July 31, 1996 increased $10.3 million, or 142.8%, to $17.5 million from $7.2 million for the fiscal year ended July 31, 1995, primarily because (i) the 1996 period included a full year of costs related to Dynamex Express operations and, to a lesser extent, costs related to Mayne Nickless operations which were included for seven months of such period, and (ii) the Company continued to invest in and to incur significant costs related to its national and regional marketing program. As a percentage of sales, selling, general and administrative expenses for the fiscal year ended July 31, 1996 decreased to 24.4% from 34.3% for the fiscal year ended July 31, 1995. This decrease resulted from a larger revenue base which enabled the Company to spread such fixed costs over more sales, and the absence of certain revisions to accounting estimates made in the 1995 period relating to uncollectible accounts, accrued insurance costs and other accrued liabilities. As a result of these revisions, the Company recognized additional selling, general and administrative expenses of approximately $715,000 during the fiscal year ended July 31, 1995.

     Depreciation and amortization expense for the fiscal year ended July 31, 1996 increased $852,000, or 123.5%, to $1.5 million from $690,000 for the fiscal year ended July 31, 1995. Of this increase, approximately $461,000 related to depreciation and amortization of assets related to Dynamex Express and approximately $389,000 related to depreciation and amortization of assets related to Mayne Nickless.

     Interest expense for the fiscal year ended July 31, 1996 increased $1.3 million, or 310.7%, to $1.7 million from $403,000 for the fiscal year ended July 31, 1995. Increased debt of approximately $4.7 million incurred in connection with the acquisition of Dynamex Express created approximately $471,000 of this increase while additional debt of approximately $12.3 million incurred in connection with the acquisition of Mayne Nickless resulted in increased interest expense of approximately $869,000. These increases were partially offset by lower average balances of other debt and reduced interest rates on certain debt refinanced at the time of the Mayne Nickless acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital needs arise primarily from its acquisition program and, to a lesser extent, its capital expenditures and working capital needs. During the fiscal year ended July 31, 1997, the Company completed 16 Acquisitions for aggregate consideration of approximately $42.6 million (excluding assumed liabilities of approximately $4.8 million). Of this aggregate consideration, approximately $10.6 million was paid by the issuance of 1,264,045 shares of the Company's Common Stock to the sellers of the acquired businesses, approximately $700,000 was paid with promissory notes issued by the Company to the sellers and approximately $31.3 million was paid in cash. In August 1996, the Company completed its IPO and received net proceeds of approximately $21.4 million. Of these proceeds, $7.0 million was utilized to pay the cash portion of the consideration for the IPO Acquisitions and the balance of $14.4 million was used to retire outstanding debt. The balance of the cash consideration paid for the acquisitions completed during the fiscal year ended July 31, 1997 was provided by cash flow from operations and proceeds from the Credit Facility.


     During the six months ended January 31, 1998, the Company completed three Acquisitions for aggregate consideration of approximately $19.6 million, consisting of $19.0 million in cash and the issuance of 74,118 shares of Common Stock. From February 1 through May 4, 1998, the Company completed six additional Acquisitions for aggregate consideration of $15.4 million, consisting of approximately $14.9 million in cash and the issuance of 39,960 shares of Common Stock. The cash portion of the consideration for the Acquisitions consummated after July 31, 1997 was provided by borrowings under the Credit Facility.


     In addition, in connection with certain Acquisitions, the Company agreed to pay the sellers additional consideration if the acquired operations meet certain performance goals related to their earnings before interest, taxes, depreciation and amortization, as adjusted for certain factors. The maximum amount of additional consideration payable, if all performance goals are met, is approximately $20.7 million, of which $19.8 million is payable in cash and $900,000 is payable in shares of the Company's Common Stock (valued at the time such stock is to be issued). These payments of additional consideration are to be made on specified dates through October 2000, and generally commence at the end of the twelve-month period following the completion of the relevant Acquisition. Management intends to fund the cash portion of this additional consideration with internally generated cash flow and, to the extent necessary, with borrowings under the Credit Facility.



     As part of its ongoing acquisition program, the Company regularly evaluates and holds preliminary discussions with potential acquisition candidates. The Company is currently a party to two non-binding letters of intent for the acquisition of two same-day courier businesses. See "Business -- Recent Acquisitions."


     During the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, the Company spent approximately $565,000 and $1.9 million, respectively, on capital expenditures, which expenditures related primarily to improvements in facilities and technology to support the Company's expanding operations. Management presently expects the amount of capital expenditures for the fiscal years ending July 31, 1998 and 1999 to approximate $3.0 million for each year, subject to increases as its operations continue to expand, and that such amount will remain relatively minor compared to the capital requirements of the Company's acquisition program. The Company does not have significant capital expenditure requirements to replace or expand the number of vehicles used in its operations because substantially all of its drivers are owner-operators who provide their own vehicles. The Company's expansion of its national marketing program consists primarily of increased hiring and salary expenditures related to the Company's Vice President of Marketing and additional product specialists. These marketing expenditures have not, nor does management expect that in the future they will have, a significant impact on the Company's liquidity. See "Business -- Sales and Marketing."

     The Company's cash flow provided by operations for the fiscal year ended July 31, 1997 was approximately $4.5 million and, consequently, increases in working capital during such period were completely financed by internally generated cash flow. The Company's cash flow used in operations for the six months ended January 31, 1998 was approximately $514,000, reflecting working capital demands which exceeded internally generated cash flow.


     In August 1997, the Company amended the Credit Facility to provide for total borrowings of up to $75.0 million, of which $59.7 million was outstanding as of March 31, 1998. Interest under the facility is payable quarterly at the prime rate, or certain other interest rate elections based on LIBOR plus an applicable margin ranging from 1.25% to 2.00%. The applicable margin can vary from quarter to quarter based on the ratio of the Company's funded debt to cash flow, each as defined in the Credit Facility. At March 31, 1998, the weighted average interest rate for all outstanding borrowings was approximately 7.75%. See Note 6 of Notes to Consolidated Financial Statements.



     On May 4, 1998, the Company entered into a further amendment of the Credit Facility which (i) provides for total borrowings of up to $115.0 million, (ii) extends the maturity date from August 31, 2000 to May 31, 2001 and (iii) increases the purchase price thresholds above which the Company must obtain the primary lenders' consent to consummate acquisitions. This amendment will become effective upon the completion of this Offering.


     The Company has entered into interest rate protection arrangements on a portion of the borrowings under the Credit Facility. The interest rate on $15.0 million of outstanding debt has been fixed at 6.26%, plus the applicable margin, and a collar of between 5.50% and 6.50%, plus the applicable margin, has been placed on $9.0 million of outstanding debt. These hedging arrangements mature on August 31, 2000. Amounts outstanding under the Credit Facility are secured by all of the Company's U.S. assets and 65% of the stock of its Canadian subsidiary. The Credit Facility also contains restrictions on the payment of dividends, incurring additional debt, capital expenditures and investments by the Company as well as requiring the Company to maintain certain financial ratios. Generally, the Company must obtain the lenders' consent to consummate any acquisition. See Note 6 of Notes to Consolidated Financial Statements and "Risk Factors -- Acquisition Strategy; Possible Need for Additional Financing."

     For the fiscal year ended July 31, 1997, the Company's EBITDA increased to approximately $11.4 million from approximately $4.2 million for the fiscal year ended July 31, 1996. For the six months ended January 31, 1998, the Company's EBITDA increased to approximately $8.2 million from approximately $4.2 million for the six months ended January 31, 1997. Management has included EBITDA in its discussion herein as a measure of liquidity because it believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. EBITDA should not be considered as a substitute for statement of operations or cash flow data from the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles. In addition, the Company's working capital as of July 31, 1997 increased to approximately $11.4 million from approximately $4.1 million as of July 31, 1996 and the Company's working capital as of January 31, 1998 increased to approximately $18.8 million. These increases in liquidity are due in part to the increased level of operations arising from acquired businesses and internal sales growth, as well as from improved profitability in the Company's existing operations.

     Management expects that its capital requirements, other than in connection with acquisitions, will be met from internally generated cash flow. Management expects to continue to meet the capital requirements of its acquisition program from the following sources: (i) internally generated cash flow, (ii) proceeds from borrowings under the Credit Facility and (iii) the issuance of its Common Stock to the sellers of acquired businesses. However, the portion of future acquisition costs which will be funded with Common Stock is dependent upon the sellers' willingness to accept the stock as partial consideration and the Company's willingness to issue such stock based on the market price of the stock.

     The extent to which these existing sources of capital will be adequate to fund the Company's acquisition program is dependent upon the number of economically and strategically attractive acquisitions available to the Company, the size of the acquisitions and the amount of internally generated cash flow. Should these factors be such that currently available capital resources are inadequate, the Company may seek additional sources of capital. Such sources could include additional bank borrowings or the issuance of debt or equity securities. Should these additional sources of capital not be available or be available only on terms which the Company does not find attractive, the Company may be forced to reduce its acquisition activity. This in turn could negatively affect the Company's ability to implement its business strategy in the manner, or in the time frame, anticipated by management.

YEAR 2000 COMPLIANCE

     Currently, there is significant uncertainty among software users regarding the impact of the year 2000 on installed software. Other than the Company's proprietary software system that is currently used in its Minneapolis/St. Paul operations, the Company uses software that has been licensed from third-party vendors. The Company is in the process of determining the extent to which its licensed and proprietary software is year 2000 compliant and the cost of obtaining such compliance. The Company does not believe that the cost of addressing the year 2000 issue or the effects of any year 2000 non-compliance in any proprietary or licensed software will result in any material adverse impact on the Company's business or financial condition.

INFLATION

     The Company does not believe that inflation has had a material effect on the Company's results of operations nor does it believe it will do so in the foreseeable future.

ACCOUNTING PRONOUNCEMENTS

     New accounting standard -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, ("SFAS No. 128"), "Earnings Per Share" which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended January 31, 1998. All prior period weighted average and per share information has been restated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

                                    BUSINESS

GENERAL

     Dynamex is a leading provider of same-day delivery and logistics services in the United States and Canada. From its base as the largest nationwide same-day transportation company in Canada, over the last three years Dynamex has established a presence in 21 metropolitan markets in the United States and has continued to expand its system in Canada. Through its network of branch offices, the Company provides same-day, door-to-door delivery services utilizing its ground couriers. For many of its inter-city deliveries, the Company uses third party air or motor carriers in conjunction with its ground couriers to provide same-day service. In addition to traditional on-demand delivery services, the Company offers scheduled distribution services, which encompass recurring, often daily, point-to-point deliveries or multiple destination deliveries that often require intermediate handling, and manages strategic stocking locations from which it makes on-demand deliveries to meet its customers' just-in-time inventory requirements. The Company also offers fleet and facilities management services. These services include designing and managing systems to maximize efficiencies in transporting, sorting and delivering customers' products on a local and multi-city basis. With its fleet management service, the Company manages and may provide a fleet of dedicated vehicles at single or multiple customer sites. The Company's on-demand delivery capabilities are available to supplement scheduled distribution arrangements or dedicated fleets as needed. Facilities management services include the Company's operation and management of a customer's mailroom.


     The Company was organized under the laws of Delaware in 1992 as Parcelway Systems Holding Corp. In May 1995, the Company acquired Dynamex Express and, in July 1995, the Company changed its name to Dynamex Inc. At the time of its acquisition by the Company, Dynamex Express had developed a national network of 20 locations across Canada and offered an array of services on a national, multi-city and local basis. In December 1995, the Company acquired the on-demand ground courier operations of Mayne Nickless which had operations in eight U.S. cities and two Canadian cities. In August 1996, the Company consummated the IPO Acquisitions, thereby acquiring five same-day delivery businesses in three U.S. and two Canadian cities. Subsequent to the IPO and through January 31, 1998 the Company consummated the Pro Forma Completed Acquisitions, thereby acquiring 14 additional same-day delivery businesses in nine U.S. and two Canadian cities. Subsequent to January 31, 1998, the Company completed the Recent Acquisitions, thereby acquiring six additional same-day delivery businesses in five U.S. cities and one Canadian city. See "-- Recent Acquisitions."


INDUSTRY OVERVIEW

     The delivery and logistics industry is large, highly fragmented and growing. The industry is composed primarily of same-day, next-day and second-day service providers. The Company primarily services the same-day, intra-city delivery market. The same-day delivery and logistics industry in the U.S. and Canada primarily consists of several thousand small, independent businesses serving local markets and a small number of multi-location regional or national operators. The Company believes that the same-day delivery and logistics industry offers substantial consolidation opportunities as a result of industry fragmentation and that there are significant operating benefits to large scale service providers. Relative to smaller operators in the industry, the Company believes that national operators such as the Company benefit from several competitive advantages including: national brand identity, professional management, the ability to service national accounts and centralized administrative and management information systems. These factors have contributed to a recent trend toward consolidation in the industry.

     Management believes that the same-day delivery segment of the transportation industry is benefitting from several recent trends. For example, the trend toward outsourcing has resulted in numerous shippers turning to third party providers for a range of services including same-day delivery, strategic stocking and management of in-house distribution. Many businesses that outsource their distribution requirements prefer to purchase such services from one source that can service multiple cities, thereby decreasing the number of vendors from which they purchase services. Additionally, the growth of "just-in-time" inventory practices designed to reduce inventory carrying costs has increased the demand for the same-day delivery of such inventory from strategic stocking locations. Technological developments such as e-mail and facsimile have increased the pace of business and other transactions, thereby increasing demand for the same-day delivery of a wide array of items, ranging from voluminous documents to critical manufacturing parts and medical devices. Consequently, there has been increased demand for the same-day transportation of items that are not suitable for fax or electronic transmission, but for which there is an immediate need.

BUSINESS STRATEGY

     The Company intends to expand its operations in the U.S. and Canada to capitalize on the demand of local, regional and national businesses for innovative same-day transportation solutions. The key elements of the Company's business strategy are as follows:

     - Focus on Primary Services: The Company provides three primary services:
       (i) same-day on-demand delivery services, (ii) same-day scheduled distribution services and (iii) outsourcing services such as fleet management and facilities management. The Company focuses its same-day on-demand delivery business on transporting non-faxable, time sensitive items throughout metropolitan areas. By delivering items of greater weight over longer distances and providing value added on-demand services such as strategic stocking, the Company expects to raise the yield per delivery relative to the yield that would be generated by only delivering documents within a central business district. Additionally, the Company intends to capitalize on the market trend towards outsourcing transportation requirements by concentrating its logistics services in same-day scheduled distribution and fleet management. The delivery transactions in a fleet management, scheduled distribution or strategic stocking program are recurring in nature, thus creating the potential for long term customer relationships. Additionally, these value added services are generally less vulnerable to price competition than traditional on-demand delivery services.

     - Target National and Regional Accounts: The Company's sales force focuses on pursuing and maintaining national and regional accounts. The Company anticipates that its (i) existing multi-city network of locations combined with new locations to be acquired, (ii) ability to offer value added services such as strategic stocking and fleet management to complement its basic same-day delivery services and (iii) experienced, operations oriented management team and sales force will create further opportunities with many of its existing customers and attract new national and regional accounts.

     - Create Strategic Alliances: By forming alliances with strategic partners that offer services that compliment those of the Company, the Company and its partner can jointly market their services, thereby accessing one another's customer base and providing such customers with a broader range of value added services. For example, the Company has formed an alliance with Purolator, the largest Canadian overnight courier company, whereby on an exclusive basis the Company and Purolator provide each other with certain delivery services and market each other's delivery services to their respective customers. See "Sales and Marketing."

     - Pursue Acquisitions: The Company believes that the highly fragmented nature of the delivery and logistics industry creates significant opportunities for same-day delivery and logistics companies with national marketing and operations. Having substantially completed its Canadian network, the Company will focus its acquisition program on further penetrating the U.S. market. The Company will seek to acquire high quality same-day delivery businesses in new markets as well as in markets in which it has already established a presence.

       Management expects that acquisitions in existing markets will provide access to an acquired company's customer base while creating operating efficiencies within these markets. Management believes that its operating and acquisition experience and the Company's ability to offer cash or Common Stock as purchase consideration and are important advantages in pursuing acquisition candidates. The Company plans to augment the service offerings of its acquired companies with value added services such as fleet management and strategic stocking and to integrate the acquired business into the Company's operations.

SERVICES

     The Company capitalizes on its routing, dispatch and vehicle and personnel management expertise developed in the ground courier business to provide its customers with a broad range of value added, same-day distribution services. By creating innovative applications of its core services, the Company intends to expand the market for its distribution services and increase the yield per service provided.

          Same-Day On-Demand Delivery. The Company provides same-day intra-city on-demand delivery services whereby Company messengers or drivers respond to a customer's request for immediate pick-up and delivery. The Company also provides same-day inter-city delivery services by utilizing third party air or motor carriers in conjunction with the Company's ground couriers. The Company focuses on the delivery of non-faxable, time sensitive items throughout major metropolitan areas rather than traditional downtown document delivery. By delivering items of greater weight over longer distances and providing value added on-demand services such as strategic stocking, the Company expects to continue to raise the yield per delivery relative to the yield generated from downtown document deliveries.

          The Company's on-demand services include the management of strategic stocking locations from which it makes on-demand deliveries to meet its customers' just-in-time inventory requirements. The Company does not take ownership of or title to the inventory but provides the warehouse space or utilizes space provided by its customers to store and control the goods. Furthermore, the Company can bundle services such as same-day ground, same-day air and next-day air delivery to replenish stocking locations. The benefits of strategic stocking to the customer include (i) faster response time due to broader geographic distribution of inventory locations and emergency transportation capabilities, (ii) decreased lease and employee costs associated with warehouse functions resulting from the Company's ability to consolidate warehouse space and administrative costs for multiple strategic stocking customers and (iii) improved inventory control through improved information systems. The Company has targeted the computer and telecommunications industries as primary markets for its strategic stocking services and has established a network of parts banks across Canada to serve such markets. In the computer industry, for example, potential losses to the customers of computer parts and services distributors can increase with the length of time it takes the distributor to deliver and install replacement parts. As a result, the distributor must act quickly to meet its customers' needs. By storing computer parts in the Company's strategic stocking locations, distributors can contact the Company and have the replacement part quickly delivered to their customers. Additionally, the Company has expanded the scope of its strategic stocking services to include simple repairs, such as replacement of a defective keyboard, which are performed by the Company's drivers, thus eliminating the need for the distributor to dispatch a technician. For the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, approximately 66% and 63%, respectively, of the Company's revenues were generated from on-demand same-day delivery services, including strategic stocking services.

          Same-Day Scheduled Distribution. The Company provides same-day scheduled distribution services for time-sensitive local deliveries. Scheduled distribution services include regularly scheduled deliveries made on a point-to-point basis and deliveries that may require intermediate handling, routing or sorting of items to be delivered to multiple locations. The Company's on-demand delivery capabilities are available to supplement the scheduled drivers as needed. A bulk shipment may be received at the Company's warehouse where it is sub-divided into smaller bundles and sorted for delivery to specified locations. Same-day scheduled distribution services are provided on both a local and multi-city basis. For example, in the suburban Washington, D.C./Baltimore area the Company provides scheduled, as well as on-demand, delivery services for a group of local hospitals and medical laboratories, transferring samples between these facilities. In Ontario, Canada, the Company services the scheduled distribution requirements of a consortium of commercial banks. These banks require regular pick-up of non-negotiable materials that are then delivered by the Company on an intra- and inter-city basis. For the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, approximately 13% and 14%, respectively, of the Company's revenues were generated from same-day scheduled distribution services.


          Outsourcing Services. The Company's outsourcing services include fleet management and mailroom or other facilities management, such as maintenance of call centers for inventory tracking and delivery. With its outsourcing services, the Company is able to apply its same-day delivery capability and logistics experience to design and manage efficient delivery systems for its customers. The outsourcing service offerings can expand along with the customer's needs. Management believes that the trend toward outsourcing has resulted in many customers reducing their reliance on in-house transportation departments and increasing their use of third-party providers for a variety of delivery services.

          The largest component of the Company's outsourcing services is fleet management. With its fleet management service, the Company provides transportation services primarily for customers that previously managed such operations in-house. This service is generally provided with a fleet of dedicated vehicles that can range from passenger cars to tractor trailers (or any combination) and may display the customer's logo and colors. In addition, the Company's on-demand delivery capability may supplement the dedicated fleet as necessary, thereby allowing a smaller dedicated fleet to be maintained than would otherwise be required. The Company's fleet management services include designing and managing systems created to maximize efficiencies in transporting, sorting and delivering customers' products on a local and multi-city basis. Because the Company generally does not own vehicles but instead hires drivers who do, the Company's fleet management solutions are not limited by the Company's need to utilize its own fleet.

          By outsourcing their fleet management, the Company's customers (i) utilize the Company's distribution and route optimization experience to deliver their products more efficiently, (ii) gain the flexibility to expand or contract fleet size as necessary, and (iii) reduce the costs and administrative burden associated with owning or leasing vehicles and hiring and managing transportation employees. For example, the Company has configured and now manages a distribution fleet for one of the largest distributors to drug stores in Canada. For the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, approximately 21% and 23%, respectively, of the Company's revenues were generated from fleet management and other outsourcing services.

     While the volume and profitability of each service provided varies significantly from branch office to branch office, each of the Company's branch offices generally offers the same core services. Factors which impact the business mix per branch include customer base, competition, geographic characteristics, available labor and general economic environment. The Company can bundle its various delivery and logistics services to create customized distribution solutions and, by doing so, seeks to become the single source for its customers' distribution needs.

OPERATIONS

     The Company's operations are divided into three U.S. regions and one Canadian region, with each of the Company's approximately 40 branches assigned to the appropriate region. Branch operations are locally managed with regional and national oversight and support provided as necessary. A branch manager is assigned to each branch office and is accountable for all aspects of such branch operations including its profitability. Each branch manager reports to a regional manager with similar responsibilities for all branches within his region. Certain administrative and marketing functions may be centralized for multiple branches in a given city or region. Dynamex believes that the strong operational background of its senior management is important to building brand identity throughout the United States while simultaneously overseeing and encouraging individual managers to be successful in their local markets.

          Same-Day On-Demand Delivery. Most branches have operations centers staffed by dispatchers, as well as customer service representatives and operations personnel. Incoming calls are received by trained customer service representatives who utilize computer systems to provide the customer with a job-specific price quote and to transmit the order to the appropriate dispatch location. Certain of the Company's larger clients can access such software through electronic data interface to enter dispatch requirements, page specific drivers, make inquiries and receive billing information. A dispatcher coordinates shipments for delivery within a specific time frame. Shipments are routed according to the type and weight of the shipment, the geographic distance between the origin and destination and the time allotted for the delivery. Coordination and deployment of delivery personnel for on-demand deliveries is accomplished either through communications systems linked to the Company's computers, through pagers or by radio.

          Same-Day Scheduled Distribution. A dispatcher coordinates and assigns scheduled deliveries to the drivers and manages the delivery flow. In many cases, certain drivers will handle a designated group of scheduled routes on a recurring basis. Any intermediate handling required for a scheduled distribution is conducted at the Company's warehouse or at a third party facility such as the airport.

          Outsourcing Services. The largest component of the Company's outsourcing services is its fleet management. Fleet management services are coordinated by the Company's logistics specialists who have experience in designing, implementing and managing integrated networks for transportation services. Based upon the specialist's analysis of a customer's fleet and distribution requirements, the Company develops a plan to optimize fleet configuration and route design. The Company provides the vehicles and drivers necessary to implement the fleet management plan. Such vehicles and drivers are generally dedicated to a particular customer and may display the customer's name and logo on its vehicles. The Company can supplement these dedicated vehicles and drivers with its on-demand capability as necessary.

     Prices for the Company's services are determined at the branch level based on the distance, weight and time-sensitivity of a particular delivery. The Company generally enters into customer contracts for scheduled distribution, fleet and facilities management and strategic stocking services which are generally terminable by such customer upon notice generally ranging from 30 to 90 days. The Company does not typically enter into contracts with its customers for on-demand delivery services other than strategic stocking services.

     Substantially all of the Dynamex drivers are owner-operators who provide their own vehicles, pay all expenses of operating their vehicles and receive a percentage of the delivery charge as compensation. Management believes that this creates a higher degree of responsiveness on the part of its drivers as well as significantly lowering the capital required to operate the business and reducing the Company's fixed costs. The Company owns approximately 50 vehicles, primarily light trucks and automobiles, with ages ranging from one to 15 years, and an average age of five years.

These vehicles are used by certain Company employees for delivery services or are leased to owner-operators.

SALES AND MARKETING

     The Company markets its services through a sales force comprised of national and local sales representatives. As a same-day transportation provider with a national network of branch offices in Canada and locations in 21 metropolitan markets in the United States, Dynamex is positioned to pursue large accounts whose same-day transportation requirements may encompass multiple city locations. Historically, local accounts, which often include large companies with multiple locations, have provided the bulk of the Company's sales. The Company's sales force will seek to generate additional business from these accounts in multiple locations. In January 1997, the Company hired a Vice President of Marketing and has been actively hiring product and industry specialists to expand its national marketing efforts. The Company's expansion of its national sales program and continuing investment in technology to support the Company's expanding operations, have been undertaken at a time when large companies are increasing their demand for delivery providers who offer a range of delivery services at multiple locations.

     The Company's marketing program is directed by the Vice President of Marketing, who was hired in January 1997. The Company's national sales force, comprised of approximately 10 persons, includes product specialists dedicated to specific services, such as fleet management or strategic stocking. Additionally, some of these specialists have developed expertise in servicing certain industries such as banks and telecommunications companies. As part of its overall marketing plan, the Company has been increasing the number of national product and industry specialists and intends to continue to do so in the future. Approximately 75 local employee sales representatives target business opportunities from the branch offices and approximately 25 specialized sales representatives contact existing customers to assess customer satisfaction and requirements.

     The Company's local sales representatives make regular calls on existing and potential customers to identify such customers' delivery and logistics needs. The Company's national product and industry specialists augment the local marketing efforts and seek new applications of the Company's primary services in an effort to expand the demand for such services. Customer service representatives on the local and national levels regularly communicate with customers to monitor the quality of services and to quickly respond to customer concerns. The Company maintains a database of its customers' service utilization patterns and satisfaction level. This database is used by the Company's specialized sales force to analyze opportunities and conduct performance audits.

     Fostering strategic alliances with customers who offer services that complement those of the Company is an important component of the Company's marketing strategy. For example, under an agreement with Purolator, the Company serves as Purolator's exclusive provider of same-day courier services, which services are then marketed by Purolator to its customers. The Company also provides Purolator with local and inter-city same-day ground courier service for misdirected Purolator shipments. Purolator, in turn, serves as the Company's exclusive provider of overnight delivery services which services are marketed by the Company to its customers. Purolator reports that it is the largest overnight courier in Canada with approximately 9,000 employees who handle approximately 300,000 packages daily.

CUSTOMERS


     The Company's target customer is a business that distributes time-sensitive, non-faxable items that weigh from one to seventy pounds to multiple locations. The primary industries served by the Company include financial services, electronics, pharmaceuticals, medical laboratories and hospitals, auto parts, legal services and Canadian governmental agencies. Management believes that as of January 31, 1998, no single industry accounted for more than 10% of the Company's annual revenues. A significant number of the Company's customers are located in Canada. For the fiscal years ended July 31, 1995, 1996 and 1997, respectively, and for the six months ended January 31, 1998, approximately 71.8%, 72.8%, 52.1% and 39.3% of the Company's revenues, respectively, were generated in Canada. See Note 9 of Notes to Consolidated Financial Statements for additional information concerning the Company's foreign sales.

COMPETITION

     The market for the Company's same-day delivery and logistics services has been and is expected to remain highly competitive. The Company believes that the principal competitive factors in the markets in which it competes are reliability, quality, breadth of service and price.

     Most of the Company's competitors in the same-day intra-city delivery market are privately held companies that operate in only one location, with no one competitor dominating the market. However, there is a trend toward industry consolidation and companies with greater financial and other resources than the Company that may not currently operate in the delivery and logistics business may enter the industry to capitalize on such trend. Price competition for basic delivery services is particularly intense.

     The market for the Company's logistics services is also highly competitive, and can be expected to become more competitive as additional companies seek to capitalize on the growth in the industry. The Company's principal competitors for such services are other delivery companies and in-house transportation departments. The Company generally competes on the basis of its ability to provide customized service regionally and nationally, which it believes is an important advantage in this highly fragmented industry, and on the basis of price.

     The Company competes for acquisition candidates with other companies in the industry and companies that may not currently operate in the industry but may acquire and consolidate local courier businesses. Management believes that its operating experience and its strategy to fully integrate each acquired company by adding its core services and introducing national and multi-city marketing will allow it to remain competitive in the acquisition market.

     The Company's principal competitors for drivers are other delivery companies within each market area. Management believes that its method of driver compensation, which is based on a percentage of the delivery charge, is attractive to drivers and helps the Company to recruit and retain drivers.

RECENT ACQUISITIONS


     Commencing with the IPO in August 1996 and continuing through May 3, 1998, the Company acquired the following same-day delivery businesses:



                                                                                         EFFECTIVE DATE
                         COMPANY                           METROPOLITAN AREAS SERVED     OF ACQUISITION
                         -------                           -------------------------     --------------
Action Delivery(1).......................................  Halifax, Nova Scotia        August 16, 1996
Seidel Delivery(1).......................................  Columbus, Ohio              August 16, 1996
Seko/Metro(1)............................................  Chicago, Illinois           August 16, 1996
Southbank(1).............................................  New York, New York          August 16, 1996
Zipper(1)................................................  Winnipeg, Manitoba          August 16, 1996
Express It, Inc.(2)......................................  New York, New York          October 1, 1996
Dollar Courier(2)........................................  San Diego, California       October 18, 1996
Winged Foot Couriers, Inc.(2)............................  New York, New York          December 1, 1996
Boogey Transportation Limited(2).........................  Saskatoon, Saskatchewan     December 1, 1996
One Hour Delivery Services, Inc.(2)......................  Dallas, Texas               January 1, 1997
Priority Parcel Express, Inc.(2).........................  Dallas, Texas               January 1, 1997
Max America Holdings, Inc.(2)............................  Dallas, Texas               January 1, 1997
Eagle Couriers, Inc.(2)..................................  Richmond, Virginia          February 1, 1997
One Hour Courier Service, Inc.(2)........................  Kansas City, Missouri       March 1, 1997
Regina Mail Marketing, Inc.(2)...........................  Regina, Saskatchewan        April 28, 1997
Road Runner Transportation, Inc.(2)......................  Minneapolis/St. Paul, MN    May 16, 1997
Central Delivery Service of
  Washington, Inc.(2 branches only)(2)...................  Hartford, Connecticut       August 16, 1997
                                                           Boston, Massachusetts
Road Management Systems, Inc. and certain related
  companies(2)...........................................  Atlanta, Georgia            September 26, 1997
Nydex Companies(2).......................................  New York, New York          October 1, 1997
Backstreet Couriers, Inc. and a related company(3).......  Memphis, Tennessee          March 1, 1998
U.S.C. Management Systems, Inc.(3).......................  New York, New York          March 23, 1998
Colorado Courier and Distribution, Inc.(3)...............  Denver, Colorado            March 31, 1998
Alpine Enterprises Ltd.(3)...............................  Winnipeg, Manitoba          March 31, 1998
Rush Delivery Service(3).................................  Kansas City, Missouri       April 30, 1998
Cannonball, Inc.(3)......................................  Chicago, Illinois           May 3, 1998


---------------

(1) IPO Acquisition.
(2) Pro Forma Completed Acquisition.
(3) Recent Acquisition.


     The aggregate consideration paid by the Company in the Acquisitions was approximately $77.6 million, consisting of approximately $65.2 million in cash and the issuance by the Company of approximately $700,000 in promissory notes and approximately 1,378,000 shares of Common Stock to the sellers. In addition, in certain instances, additional cash consideration may be paid by the Company if such acquired businesses obtain certain performance goals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consideration paid by the Company for the Acquisitions was determined through arms-length negotiations among the Company and the representatives of the owners of these acquired companies. The factors considered by the parties in determining the purchase price include, among other things, the historical operating results and the future prospects of the acquired companies.


     Each of the Acquisitions has been accounted for using the purchase method of accounting. Accordingly, each acquired company is included in the Company's consolidated results of operations from the date of its respective acquisition. The Company is currently integrating recently acquired businesses into the Company's operations. Each acquired company has been assigned to the appropriate regional division of the Company. Generally, an existing manager of each acquired company has agreed to continue to manage such operation after the consummation of the respective acquisition. Management is training the staff of the acquired companies so that each branch will be able to provide and market the full range of Company services. As soon as practicable and where appropriate, the Company will assimilate each acquired company's accounting, payroll and cash management functions, standardize its insurance coverage and employee benefits and supplement or replace the use of the acquired company's tradename with "Dynamex."


     Subsequent to January 31, 1998 and through May 3, 1998 the Company completed the acquisition of six same-day transportation companies. On March 1, 1998, the Company purchased Backstreet Couriers, Inc. and a related company (together, "Backstreet") for approximately

$1.6 million in cash, plus additional cash consideration of up to $250,000 the payment of which is contingent upon Backstreet's performance over the twelve months following the closing. Backstreet has its principal operations in Memphis, Tennessee. On March 23, 1998, the Company purchased U.S.C. Management Systems, Inc. ("USC") for approximately $4.8 million in cash, plus additional cash consideration of up to $3.0 million the payment of which is contingent upon USC's performance over the twelve months following the closing. USC operates in New Jersey and Long Island and Manhattan, New York.

     On March 31, 1998, the Company purchased Colorado Courier and Distribution, Inc. ("Colorado Courier") for approximately $500,000 in cash, plus additional consideration of up to $350,000 the payment of which is contingent upon Colorado Courier's performance over the twelve months following the closing. Colorado Courier operates in Denver, Colorado. Additionally, on March 31, 1998, the Company purchased Alpine Enterprises Ltd. ("Alpine") for approximately $950,000 in cash, plus additional consideration of up to $280,000 the payment of which is contingent upon Alpine's performance over the twelve months following the closing. Alpine operates in Winnipeg, Manitoba.


     On April 30, 1998, the Company purchased the assets of Rush Delivery Service, Inc. ("Rush Delivery") for approximately $1.8 million in cash, plus additional consideration of up to $1.8 million, the payment of which is contingent upon Rush Delivery's performance over the nine months and 12 months following the closing. Rush Delivery operates in Kansas City, Missouri. On May 3, 1998, the Company purchased Cannonball, Inc. ("Cannonball") for approximately $5.3 million in cash and 39,960 shares of Common Stock, plus additional consideration of up to $4.0 million, the payment of which is contingent upon Cannonball's performance over the first and second years following the closing. Cannonball operates from two locations in the Chicago, Illinois metropolitan area.



     As part of its ongoing acquisition program, the Company regularly evaluates and holds preliminary discussions with potential acquisition candidates. In addition to the acquisitions described above, the Company has entered into non-binding letters of intent for the acquisition of two Canadian same-day transportation companies. The completion of each of these transactions is contingent upon the satisfactory completion of a due diligence review by the Company and the consent of the Company's primary lenders. Accordingly, there is no assurance that any or all of these acquisitions will be completed. It is currently contemplated that the aggregate consideration to be paid in such acquisitions will be approximately $0.5 million in cash. In addition, these transactions provide for contingent consideration of up to $0.4 million in cash if the acquired businesses achieve certain financial results subsequent to their acquisition by the Company.


REGULATION

     The Company's business and operations are subject to various federal (U.S. and Canadian), state, provincial and local regulations and, in many instances, require permits and licenses from state authorities. The Company holds nationwide general commodities authority from the Federal Highway Administration of the U.S. Department of Transportation to transport certain property as a motor carrier on an inter-state basis within the contiguous 48 states. Where required, the Company holds statewide general commodities authority. The Company holds permanent extra-provincial (and where required, intra-provincial) operating authority in all Canadian provinces where the Company does business.

     In connection with the operation of certain motor vehicles, the handling of hazardous materials in its courier operations and other safety matters, including insurance requirements, the Company is subject to regulation by the United States Department of Transportation, the states and by the appropriate Canadian federal and provincial regulations. The Company is also subject to regulation by the Occupational Health and Safety Administration, provincial occupational health and safety legislation and federal and provincial employment laws respecting such matters as hours of work, driver logbooks and workers' compensation. To the extent the Company holds licenses to operate two-way radios to communicate with its fleet, the Company is regulated by the Federal Communications Commission. The Company believes that it is in substantial compliance with all of these regulations. The failure of the Company to comply with the applicable regulations could result in substantial fines or possible revocations of one or more of the Company's operating permits.

SAFETY

     From time to time, the Company's drivers are involved in accidents. The Company carries liability insurance with a per claim and an aggregate limit of $15.0 million. Owner-operators are required to maintain liability insurance of at least the minimum amounts required by applicable state and provincial law (generally such minimum requirements range from $35,000 to $75,000). The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers. The Company reviews prospective drivers to ensure that they have acceptable driving records. In addition, where required by applicable law, the Company requires prospective drivers to take a physical examination and to pass a drug test. Branch managers are responsible for training drivers on any additional safety requirements as dictated by customer specifications.

PROPERTIES


     The Company leases facilities in 72 locations. These facilities are principally used for operations and general and administrative functions. Several of these facilities are primarily used as storage and warehouse space for strategic stocking. The chart below summarizes the locations of facilities which the Company leases:



                                                                  NUMBER OF
                          LOCATION                            LEASED PROPERTIES
                          --------                            ------------------
Canada
Alberta.....................................................           6
British Columbia............................................           6
Manitoba....................................................           4
Newfoundland................................................           1
Nova Scotia.................................................           1
Ontario.....................................................          10
Quebec......................................................           3
Saskatchewan................................................           3
                                                              ----------
         Canadian Total.....................................          34
                                                              ==========
U.S.
Arizona.....................................................           1
California..................................................           4
Colorado....................................................           1
Connecticut.................................................           1
District of Columbia........................................           1
Georgia.....................................................           1
Illinois....................................................           4
Maryland....................................................           1
Massachusetts...............................................           1
Minnesota...................................................           2
Missouri....................................................           2
New Jersey..................................................           1
New York....................................................           8
North Carolina..............................................           1
Ohio........................................................           1
Pennsylvania................................................           1
Tennessee...................................................           1
Texas.......................................................           3
Virginia....................................................           2
Washington..................................................           1
                                                              ----------
         U.S. Total.........................................          38
                                                              ==========


     The Company believes that its properties are well maintained, in good condition and adequate for its present needs. The Company anticipates that suitable additional or replacement space will be available when required. The Company's facilities rental expense for the fiscal year ended July 31,

1997 and the six months ended January 31, 1998 was approximately $2.1 million and $1.3 million, respectively. The Company's principal executive offices are located in Irving, Texas. See Note 7 of Notes to Consolidated Financial Statements.

INTELLECTUAL PROPERTY

     The Company has registered "DYNAMEX" and "DYNAMEX EXPRESS" as federal trade marks in the Canadian Intellectual Office and has filed applications in the U.S. Patents and Trademark's office for federal trademark registration of such names. No assurance can be given that any such registration will be granted in the U.S. or that if granted, such registration will be effective to prevent others from using the trade mark concurrently or preventing the Company from using the trade mark in certain locations.

EMPLOYEES

     At March 31, 1998, the Company had approximately 2,500 employees, of whom approximately 1,600 were employed primarily in various management, supervisory, administrative, and other corporate positions and approximately 900 were employed as drivers and messengers. Additionally at March 31, 1998, the Company had contracts with approximately 4,100 independent owner-operator drivers. Management believes that the Company's relationship with such employees and independent owner-operators is good. See "Risk Factors -- Certain Tax Matters Related to Drivers."

     Of the approximately 5,000 drivers and messengers used by the Company as of March 31, 1998, approximately 1,900 are located in Canada and approximately 3,100 are located in the U.S. Approximately 50% of the drivers and messengers located in Canada are represented by major international labor unions. Management believes that the Company's relationship with such unions is good. None of the Company's U.S. employees, drivers or messengers are represented by unions.

LEGAL PROCEEDINGS

     There are no pending legal proceedings involving the Company other than routine litigation incidental to the Company's business, including numerous motor vehicle-related accident claims. In the opinion of the Company's management, such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the persons who are executive officers or directors of the Company:


               NAME                 AGE                      POSITION(S)
               ----                 ---                      -----------
Richard K. McClelland.............  46    Chairman of the Board, President, Chief Executive
                                            Officer and Director(1)
Robert P. Capps...................  44    Vice President -- Chief Financial Officer,
                                          Treasurer and Secretary
John J. Wellik....................  36    Vice President -- Controller and Assistant
                                          Secretary
James R. Aitken...................  37    Vice President -- Canada
Ralph Embree......................  47    Vice President -- Eastern U.S.
James C. Isaacson.................  62    Vice President -- Central U.S.
Robert Dobrient...................  36    Vice President -- Marketing and Assistant
                                          Secretary
James M. Hoak, Jr.................  54    Director(1)
Stephen P. Smiley.................  49    Director(1)(2)
Wayne Kern........................  65    Director
Brian J. Hughes...................  36    Director(2)(3)
Kenneth H. Bishop.................  60    Director(2)(3)
E. T. Whalen......................  64    Director


---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     Richard K. McClelland became the President, Chief Executive Officer and a director of the Company in May 1995 upon the closing of the Company's acquisition of Dynamex Express (the ground courier division of Air Canada), where he also served as President since 1988. He was elected as Chairman of the Board of the Company in February 1996. Prior to joining Dynamex Express in 1986, Mr. McClelland held a number of advisory and management positions with the Irving Group, Purolator Courier Ltd. and Sunbury Transport Ltd., where he was engaged in the domestic and international same-day air, overnight air and trucking businesses.

     Robert P. Capps has served as Vice President, Treasurer and Assistant Secretary of the Company since February 1996 and was elected Chief Financial Officer in May 1997. Mr. Capps served in various financial management capacities with Hadson Corporation (an energy company) from February 1986 through June 1995 and was Executive Vice President and Chief Financial Officer from May 1991 through June 1995. Mr. Capps is a certified public accountant.

     John J. Wellik became the Vice President-Controller and Assistant Secretary of the Company in December 1997. Prior to joining the Company, Mr. Wellik served as the Assistant Controller for the American Pad & Paper Company (a paper products manufacturer) since June 1997. From January 1989 through February 1997, he served in various accounting management positions, including Director of Financial Accounting, for Avnet, Inc. (an electronics distributor) and Hall-Mark Electronics Corporation (an electronics distributor), which company was acquired by Avnet, Inc. in July 1993. Mr. Wellik is a certified public accountant.

     James R. Aitken was elected as the Vice President -- Eastern Canada in September 1997. He joined the Company in May 1995 in conjunction with the Company's acquisition of Dynamex

Express, was appointed General Manager -- Eastern Canada in February 1996 and served in such capacity until September 1997. Prior to joining the Company, Mr. Aitken was the Director of Sales and Marketing with Dynamex Express, where he had been employed since 1988. During his employment with Dynamex Express, Mr. Aitken worked in sales and marketing, regional and branch management and client development. Mr. Aitken has over 18 years of experience in the courier industry.

     Ralph Embree, was elected as the Vice President -- Eastern U.S. in September 1997. He joined the Company in December 1995 in conjunction with the Company's acquisition of Mayne Nickless and was appointed as the General Manager -- Eastern U.S. in February 1996. Prior to joining the Company, Mr. Embree held a variety of operations, sales and management positions with Mayne Nickless where he was employed for seven years. Mr. Embree has over 17 years of experience in the courier industry.

     James C. Isaacson was elected as the Vice President -- Central U.S. in September 1997. He joined the Company in May 1997 in conjunction with the Company's acquisition of Road Runner Transportation, Inc. Prior to joining the Company, Mr. Isaacson had been the principal stockholder and executive officer of Road Runner since 1978. Mr. Isaacson has over 19 years of experience in the courier industry. See "Certain Transactions."

     Robert Dobrient was elected as the Vice President -- Marketing and Assistant Secretary in September 1997. He joined the Company as an operations manager in January 1997 in conjunction with the Company's acquisition of Max America Holdings, Inc., a logistics services business in Dallas, Texas. Prior to joining the Company, Mr. Dobrient was a principal stockholder and executive officer of Max America since 1985. Mr. Dobrient has over 12 years of experience in the courier industry. See "Certain Transactions."


     James M. Hoak, Jr. has served as a director of the Company since February 1996. Mr. Hoak has served as Chairman and a principal of Hoak Capital Corporation (a private equity investment firm) since September 1991. From June 1996 through March 1998, Mr. Hoak served as Chairman and a director of Hoak Breedlove Wesneski & Co. (an investment bank, securities broker-dealer and one of the Underwriters) and since June 1996 he has served as Chairman of such company's parent corporation, HBW Holdings, Inc. (an investment bank). Mr. Hoak served as Chairman of Heritage Media Corporation (a broadcasting and marketing services firm) from its inception in August 1987 to its sale in August 1997. From February 1991 to January 1995, he served as Chairman and Chief Executive Officer of Crown Media, Inc. (a cable television company). From 1971 to 1987, he served as President and Chief Executive Officer of Heritage Communications, Inc. (a diversified communications company), and as its Chairman and Chief Executive Officer from August 1987 to December 1990. Mr. Hoak is a director of MidAmerican Energy Company, PanAmSat Corporation, Pier 1 Imports, Inc. and Texas Industries, Inc. See "Certain Transactions" and "Underwriting."


     Stephen P. Smiley has served as a director of the Company since 1993 and was a Vice President of the Company from December 1995 through February 1996. Mr. Smiley was President of Hoak Capital Corporation from 1991 through February 1996. Mr. Smiley joined Hunt Financial Corporation (a private investment company) as Executive Vice President in February 1996, and was appointed President in January 1997. Mr. Smiley is also a director of Ergo Science Corporation (a biopharmaceutical company). See "Certain Transactions."


     Wayne Kern has served as a director of the Company since February 1996. Mr. Kern has served as the Secretary of HBW Holdings, Inc. since July 1996. Mr. Kern served as Senior Vice President and Secretary of Heritage Media Corporation from 1987 through August 1997. From 1991 to 1995, Mr. Kern also served as Executive Vice President of Crown Media, Inc. From 1979 to 1991, Mr. Kern served as the Executive or Senior Vice President, General Counsel and Secretary of Heritage Communications, Inc. See "Certain Transactions" and "Underwriting."

     Brian J. Hughes has served as a director of the Company since May 1995. Mr. Hughes has served as the Vice President -- Investments of both The Guidant Financial Group, Inc. (formerly, Preferred Risk Life Insurance Company) and Guidant Mutual Insurance Company (formerly, Preferred Risk Mutual Insurance Company) since September 1992. From 1986 to 1992, Mr. Hughes served as Assistant Vice President -- Investments at Boatmen's National Bank. See "Certain Transactions."

     Kenneth H. Bishop has served as a director of the Company since August 1996. From 1974 to August 1996, Mr. Bishop was President and General Manager of Zipper Transportation Services, Ltd. and a related company (together "Zipper") which operated a same-day delivery business in Winnipeg, Manitoba. Zipper was acquired by the Company in August 1996. See "Certain Transactions."

     E. T. Whalen has served as a director of the Company since August 1996. Mr. Whalen is currently a consultant to Gateway Freight Services, an entity providing freight forwarding services to major international airlines. From 1965 until January 1996, Mr. Whalen was employed by Japan Airlines in various management positions, including Staff Vice President-Cargo from October 1986.

BOARD OF DIRECTORS

     The Board of Directors of the Company consists of seven members. Each director holds office until the annual meeting of the stockholders of the Company next following his election, unless his successor is elected and qualified. The holders of the shares of Common Stock, voting separately as a class, are entitled to elect all of the directors.

     Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company receives an annual fee of $6,000 as compensation for his or her services as a member of the Board of Directors. Non-employee directors receive an additional fee of $500 for each meeting of the Board of Directors attended in person by such director and $250 for each telephonic meeting in which such director participates. Non-employee directors who serve on a committee of the Board of Directors receive $500 for each committee meeting attended in person and $250 for each telephonic committee meeting in which such director participates. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacities as directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established three committees: a Compensation Committee, an Audit Committee and an Executive Committee. Each of these committees has two or more members who serve at the discretion of the Board of Directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's stock option plan. The Audit Committee is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. The Executive Committee exercises all powers and authority of the Board of Directors in the management of the business and affairs of the Company, except as otherwise reserved in the Company Bylaws or designated by resolution of the Board of Directors for action by the full board or another committee thereof.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the total annual compensation paid or accrued by the Company to or for the account of the Chief Executive Officer and each of the executive officers of the Company whose total cash compensation for the fiscal year ended July 31, 1997 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                               ANNUAL          ------------
                                                            COMPENSATION        SECURITIES
                                                         ------------------     UNDERLYING
                  NAME AND                     FISCAL    SALARY      BONUS       OPTIONS
             PRINCIPAL POSITION                 YEAR       ($)        ($)          (#)
             ------------------                ------    -------    -------    ------------
Richard K. McClelland
  President and Chief Executive Officer......    1997    200,000    120,000       99,000
                                                 1996    194,467     50,790           --
                                                 1995(1)  22,050         --      103,000
Robert P. Capps
  Vice President and Chief Financial
     Officer.................................    1997(2) 141,950     54,250       46,000

---------------

(1) Mr. McClelland was employed by the Company as of May 31, 1995, and, consequently, his salary for fiscal year 1995 as set forth above represents only two months of his annual salary. Had Mr. McClelland been employed for the entire twelve months of fiscal year 1995, his salary for such year would have been approximately $132,300.

(2) Mr. Capps was initially employed by the Company in January 1996 and did not earn in excess of $100,000 in salary and bonus prior to fiscal year 1997.

EMPLOYMENT AGREEMENT

     The Company has entered into an employment agreement with Mr. McClelland that provides for a base salary in the annual amount of $200,000 (which amount has been increased by the Board of Directors to $220,000 commencing with the fiscal year ended July 31,1998), participation in an executive bonus plan, an auto allowance of Cdn $900 per month and participation in other employee benefit plans. The agreement also provides that the Company shall pay Mr. McClelland eight additional bonus payments, each in the amount of $25,500 plus interest, with the first such payment to be made three months after Mr. McClelland's exercise of certain stock options to purchase 48,000 shares of Common Stock, and the remaining payments to be made on the last day of each three month period thereafter, respectively, for the following eighteen months. Interest accrues on the aggregate unpaid amount of such bonus payments from the option exercise date at the prime rate of the Company's primary lenders.

     Unless terminated earlier, the employment agreement shall continue until May 31, 2000, upon which date such agreement will be automatically extended for successive one-year renewal terms unless notice is given upon the terms provided in the agreement. Additionally, upon a sale or transfer of substantially all of the assets of the Company or certain other events that constitute a change of control of the Company, or the acquisition by any "person" or "group" as defined in such agreement, other than certain named stockholders of the Company, of securities representing 15% of the votes that may be cast for director elections, the Company shall continue to pay Mr. McClelland the compensation set forth in such agreement for the greater of two years from the date of such change of control or the remainder of the agreement term. During the term of the employment agreement and pursuant to such agreement, the Company will use its best efforts to cause Mr. McClelland to be nominated and elected to the Board of Directors of the Company.

1996 STOCK OPTION PLAN

     The Company maintains the Dynamex Inc. Amended and Restated 1996 Stock Option Plan (the "Option Plan") which provides for the grant of options to eligible employees and directors for the purchase of Common Stock of the Company. Under the Option Plan, any employee, including an employee who is a director, is eligible to receive incentive stock options ("ISOs") (as defined in Section 422 (formerly Section 422A) of the Internal Revenue Code of 1986, as amended (the "Code")), nonqualified stock options (which do not meet the requirements of Section 422) and restricted stock grants (which restrictions may include, without limitation, restrictions on the right to vote or receive dividends with respect to such shares). Non-employee directors are only eligible to receive nonqualified stock options pursuant to a specified formula described below.

     The Compensation Committee administers and interprets the Option Plan and is authorized to grant options and restricted stock to all directors and eligible employees, including officers. The maximum number of shares of Common Stock approved for issuance under the Option Plan is 1,000,000, of which no more than 100,000 shares may be delivered pursuant to restricted stock grants and the exercise of options awarded to non-employee directors. Options to purchase more than an aggregate of 500,000 shares may not be granted to any one participant. Restricted stock grants covering more than an aggregate of 100,000 shares may not be granted to any one participant. The Compensation Committee designates the optionees or stock recipients, the number of shares subject to such award and the terms and conditions of each award. The purchase price under each option will be 100% of the fair market value of the Common Stock on the date of award. No option shall be exercisable more than ten years after the date the option is awarded. An ISO may not be granted under the Option Plan to an employee who owns more than 10% of the outstanding Common Stock unless the purchase price is 110% of the fair market value of the Common Stock at the date of award and the option is not exercisable more than five years after it is awarded. Unless sooner terminated, the Option Plan will terminate on June 5, 2006, and no awards may thereafter be granted under the Option Plan.

     Non-employee directors are granted a nonqualified option to purchase 2,000 shares on the date of their initial election or appointment to the Board of Directors. Non-employee directors subsequently reelected at any annual meeting of stockholders receive as of the date of such meeting (commencing with the 1998 annual meeting) a nonqualified option to purchase 2,000 shares. Options granted to each non-employee director are immediately exercisable. If a non-employee director ceases to be a director of the Company, such director's options shall be exercisable by him only during the six months following the date he ceases to be a director (or if he dies while a director, by his or his estate's legal representative within six months of the date of death) except that, a non-employee director's options shall terminate immediately on the date such person is removed for cause.

OPTION GRANTS

     The following table sets forth information regarding the grant of stock options under the Option Plan during the fiscal year ended July 31, 1997 to the executive officers named in the Summary Compensation Table:

                       OPTION GRANTS IN FISCAL YEAR 1997

                                            INDIVIDUAL GRANTS
                           ----------------------------------------------------   POTENTIAL REALIZABLE
                                          PERCENT                                   VALUE AT ASSUMED
                                          OF TOTAL                                    ANNUAL RATES
                                        OPTIONS/SARS                                 OF STOCK PRICE
                                         GRANTED TO                                 APPRECIATION FOR
                            OPTIONS/     EMPLOYEES      EXERCISE                     OPTION TERM(1)
                              SARS       IN FISCAL       OR BASE     EXPIRATION   ---------------------
          NAME             GRANTED(#)       YEAR       PRICE($/SH)      DATE       5%($)       10%($)
          ----             ----------   ------------   -----------   ----------   --------   ----------
Richard K. McClelland....    99,000        40.1%          8.00        8/16/06     498,000    1,262,000
Robert P. Capps..........    46,000        18.6%          8.00        8/16/06     231,000      586,000

---------------

(1) The 5% and 10% assumed annual rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not reflect the Company's estimates or projections of future prices of the shares of the Company's Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

FISCAL YEAR-END OPTION VALUES

     In the fiscal year ended July 31, 1997, none of the executive officers named in the Summary Compensation Table exercised any of the options granted to him under the Option Plan. The following table sets forth information with respect to the unexercised options to purchase shares of the Company's Common Stock granted under the Option Plan to the executive officers named in the Summary Compensation Table and held by them at July 31, 1997.


                                                 FISCAL YEAR-END OPTION VALUES
                                                      AS OF JULY 31, 1997
                                  -----------------------------------------------------------
                                      NUMBER OF SECURITIES
                                     UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                            OPTIONS                IN-THE-MONEY OPTIONS(1)
                                  ----------------------------   ----------------------------
              NAME                EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
              ----                -----------    -------------   -----------    -------------
Richard K. McClelland...........    70,000          132,000       $210,000         $99,000
Robert P. Capps.................        --           46,000             --              --


---------------

(1) Based on the closing price of the Company's Common Stock on July 31, 1997 which price was $7.25 per share.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Restated Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware General Corporation Law (the "DGCL"). Accordingly, pursuant to the terms of the DGCL presently in effect, the Company's directors will not be liable to the Company or its stockholders for monetary damages for breach of the directors' fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination by the Board of Directors that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

     The Company has also entered into indemnification agreements with each of its directors and certain of its executive officers. Pursuant to these agreements, the Company is obligated, to the extent permitted by law, to indemnify these persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Company or that they are or were serving at the request of the Company as an officer or director of another corporation or enterprise, except that if the acts of such an indemnitee are found by a court of proper jurisdiction to be intentional or willful, the Company will not be liable to indemnify such indemnitee.

     As of this date hereof, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted, and the Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In December 1995, the Company issued an aggregate of $4.5 million principal amount of junior subordinated debentures (the "Bridge Notes") due June 28, 2001, bearing interest at an initial annual rate of 12%, and related warrants (the "Bridge Warrants") that were mandatorily exercisable upon completion of the IPO for an aggregate of 540,000 shares of Common Stock (reduced from 1,080,000 shares because the IPO was completed prior to December 31, 1996, as prescribed in the Bridge Warrants) at an exercise price of $.025 per share to certain investors including:

     (a) Cypress Capital Partners I, L.P. ("Cypress"), which acquired $1.0 million principal amount of Bridge Notes and Bridge Warrants exercisable for 120,000 shares, for aggregate consideration of $1.0 million. At the time of such issuance to Cypress, (i) James M. Hoak (a Company director) was the sole director and stockholder of CCP Investment Corp. ("CCP") (the 5% general partner of Cypress), and owned a 45% limited partnership interest in Cypress, (ii) Stephen P. Smiley (a Company director and Compensation Committee member) was the President of CCP and (iii) Brian J. Hughes (a Company director and Compensation Committee member) was a member of the Cypress Advisory Board, and his employers, Guidant Mutual Insurance Company (formerly, Preferred Risk Mutual Insurance Company) and The Guidant Financial Group, Inc. (formerly, Preferred Risk Life Insurance Company) owned limited partnership interests in Cypress;

     (b) certain affiliates of CCP (including a partnership owned by Wayne Kern, a Company director) and various limited partners of Cypress (including Guidant Mutual Insurance Company and The Guidant Financial Group, Inc. (each a Selling Stockholder) and Stephen P. Smiley), which acquired an aggregate of $1.8 million principal amount of Bridge Notes and Bridge Warrants exercisable for 210,000 shares for aggregate consideration of approximately $1.8 million; and

     (c) James M. Hoak, Jr. and CCP, which acquired an aggregate of $1.8 million principal amount of Bridge Notes and Bridge Warrants exercisable for 210,000 shares, for aggregate consideration of approximately $1.8 million.

     In August 1996, at the time of the IPO, the Company redeemed the Bridge Notes at 100% of the principal amount thereof plus accrued and unpaid interest and the holders exercised their Bridge Warrants in full. See Note 6 of Notes to Consolidated Financial Statements. As of August 1997, Cypress had distributed to its limited partners all of its shares of the Company's Common Stock.


     The Company paid Hoak Capital Corporation fees in the aggregate amount of approximately $146,000 in the fiscal year ended July 31, 1995 for advisory services rendered in connection with certain acquisitions and financing arrangements. James M. Hoak, Jr. has served as Chairman and a principal of Hoak Capital Corporation (a private equity investment firm) since September 1991. In January 1996, the Company paid SC Securities Corp. (formerly Hoak Securities Corp.) a fee of $70,000 for investment banking services rendered in connection with the Company's acquisition of Mayne Nickless and $165,000 for the arrangement of bank financing related to that acquisition. James M. Hoak, Jr. was the Chairman and principal shareholder of SC Securities Corp., substantially all of the assets of which were sold to Hoak Breedlove Wesneski & Co. (one of the Underwriters) in July 1996. In August 1996, the Company paid Hoak Breedlove Wesneski & Co. approximately $367,000 for investment banking services rendered in such firm's capacity as a co-manager of the IPO. Mr. Hoak served as a director of Hoak Breedlove Wesneski & Co. through March 1998. In addition, Mr. Hoak is the Chairman and a principal stockholder of Hoak Breedlove Wesneski & Co.'s parent corporation and Wayne Kern, a director of the Company, is the Secretary of such parent corporation.


     In August 1996, the Company purchased from Kenneth Bishop and certain other parties all of the capital stock of Zipper Transportation Services, Ltd. and a related company for an aggregate purchase price of approximately Cdn $2.5 million in cash (approximately $1.8 million, as converted using the exchange rate at the time of such acquisition of 0.73 U.S. dollars to 1.00 Canadian dollar) and 56,922 shares of Common Stock. Simultaneously with the closing of such acquisition, the Company repaid Zipper's bank indebtedness of approximately Cdn $445,000 (approximately $325,000, converted on the same basis as above) and Mr. Bishop became a director of the Company. The Company rents operating space in Winnipeg from an entity controlled by Mr. Bishop at a rate of Cdn $162,000 per annum under a lease expiring in August 2001.

     In January 1997, the Company purchased from Robert Dobrient and certain other parties all of the capital stock of Max America Holdings, Inc. for an aggregate purchase price of approximately $3.9 million in cash (plus contingent compensation if certain performance goals are met by the acquired business) and 33,500 shares of the Company's Common Stock. Upon the closing of the acquisition, Mr. Dobrient was employed by the Company to manage the acquired operations and, in September 1997, he was elected as the Company's Vice President-Marketing and Assistant Secretary.

     In May 1997, the Company purchased from James C. Isaacson and certain other parties all of the capital stock of Road Runner Transportation, Inc. for an aggregate purchase price of approximately $11.2 million in cash (plus contingent compensation if certain performance goals are met by the acquired business) and 350,000 shares of the Company's Common Stock. Upon the closing of the acquisition, Mr. Isaacson was employed by the Company to manage the acquired operations and, in September 1997, he was elected as the Company's Vice President-Central U.S. Operations. The Company rents operating space in St. Paul/Minnesota from Mr. Isaacson at escalating rates ranging from approximately $135,000 to $152,000 per annum under a lease expiring in November 2001. Aggregate rental payments of approximately $130,000 were paid to Mr. Isaacson under this lease from the date of the Road Runner acquisition through March 31, 1998.


     The Company has agreed to loan Mr. McClelland the sum of $204,000 in connection with his exercise of stock options at the time of the Offering. The principal amount of this loan will be due in eight installments, each in the amount of $25,500 plus accrued interest, with the first such installment to be made three months after Mr. McClelland's exercise of the aforementioned stock options, and the remaining payments to be made at the end of the seven successive three month periods. Interest accrues on the aggregate unpaid amount of such loan from the date of such loan at the prime rate published by the Company's primary lenders.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1998, before and after giving effect to the sale of shares of Common Stock being offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each Selling Stockholder, (iii) each director, (iv) each executive officer named in the Summary Compensation Table and (v) all directors and executive officers of the Company as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to its or his shares.


                                          BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING(1)                     AFTER OFFERING(1)
                                          ---------------------                  ---------------------
                                          NUMBER OF               SHARES BEING   NUMBER OF
                                            SHARES     PERCENT      OFFERED        SHARES     PERCENT
                                          ----------   --------   ------------   ----------   --------
Directors and Executive Officers:
Richard K. McClelland...................    100,800       1.3%       48,000         52,800         *
Robert P. Capps.........................      9,200         *            --          9,200         *
James M. Hoak(2)........................  1,275,942      17.2%           --      1,275,942      12.8%
Stephen P. Smiley.......................      6,160         *            --          6,160         *
Wayne Kern..............................      6,640         *            --          6,640         *
Brian J. Hughes(3)......................         --        --            --             --        --
Kenneth Bishop..........................      4,422         *            --          4,422         *
E. T. Whalen............................      4,000         *                        4,000         *
All directors and executive officers as
  a group (13 individuals)..............  1,552,715      20.5%       48,000      1,504,715        15%
Other Selling Stockholders:
Guidant Mutual Insurance Company(4).....    523,166       7.1%      269,166        254,000       2.5%
Other 5% Stockholders:
William Blair Fund & Company,
  L.L.C.(5).............................    614,954       8.3%           --        614,954       6.2%


---------------

 *   Indicates less than 1%.

(1) Includes shares issuable upon the exercise of stock options outstanding and fully vested as of June 7, 1998.

(2) Mr. Hoak's address is One Galleria Tower, Suite 1050, 13355 Noel Road, Dallas, Texas 75240. Excludes an aggregate of 26,572 shares owned by Mr. Hoak's wife and children, as to which shares Mr. Hoak disclaims beneficial ownership.

(3) Excludes 523,166 (prior to the Offering) and 273,166 (after the Offering) shares beneficially owned by The Guidant Financial Group, Inc. (formerly, Preferred Risk Life Insurance Company) ("Guidant Mutual") and Guidant Mutual Insurance Company (formerly, Preferred Risk Mutual Insurance Company) ("Guidant Financial"), each of which employs Mr. Hughes as Vice
    President -- Investments. Mr. Hughes disclaims beneficial ownership of such shares.

(4) Includes shares owned of record by its affiliate Guidant Financial. The address of both Guidant Financial and Guidant Mutual is 1111 Ashworth Road, West Des Moines, Iowa 50265.

(5) Includes 495,720 shares with respect to which William Blair & Company, L.L.C. has sole investment power in its capacity as an investment adviser and an aggregate of 119,234 shares that are owned directly by William Blair & Company, L.L.C. and certain of its members. The address of William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, Illinois 60606.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 60,000,000 shares of capital stock, par value $.01 per share, of which 50,000,000 are Common Stock and 10,000,000 are Preferred Stock. As of March 31, 1998, there were 7,411,623 shares of Common Stock issued and outstanding and held by approximately 100 record owners. No shares of Preferred Stock were outstanding.

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Restated Certificate of Incorporation, Bylaws and Rights Agreement, in each case as amended to date.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. Dividends may be paid ratably to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.

     The holders of Common Stock have no preemptive or conversion rights or other subscription rights and are not subject to redemption or sinking fund provisions or to calls or assessments by the Company. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and not liable for call or assessment. The Common Stock is listed on the Nasdaq National Market.

PREFERRED STOCK

     Under governing Delaware law and the Restated Certificate of Incorporation, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the Preferred Stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the Preferred Stock. In connection with the Rights Agreement discussed below, 500,000 shares of Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") have been designated by the Board of Directors.

     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of the shares of Series A Preferred Stock shall be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, as adjusted to reflect any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Although the Company has no present plans to issue additional series of Preferred Stock (other than shares which may be issued in connection with the Rights Agreement), such shares may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining stockholder approval, may issue such shares with voting or conversion rights or both and thereby dilute the voting power and equity of the holders of Common Stock and adversely affect the market price of such stock.

     The existence of authorized Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a change in control of the Company, a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of authorized Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

RIGHTS AGREEMENT

     In June 1996, the Board of Directors of the Company approved the Rights Agreement which is designed to protect stockholders should the Company become the target of coercive and unfair takeover tactics. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock on May 31, 1996. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock, at a price of $45.00 per one one-hundredth of a share of Series A Preferred Stock, subject to possible adjustment.

     Initially, the Rights are attached to all Common Stock certificates and no separate Rights certificates exist. Until the Rights become separable as described below, an additional Right will be issued with every share of newly issued Common Stock, including the shares of Common Stock issued pursuant to the Offering. Until a Right is exercised, the holder of a Right will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The Rights will expire on May 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Rights will become exercisable and separable from shares of Common Stock upon the earlier to occur of (i) 10 days after the first public announcement that a person or group (an "Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or Cypress, James M. Hoak (or any affiliates thereof), has become the beneficial owner of 15% or more of the outstanding shares of Common Stock or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group becomes an Acquiring Person) after the commencement of, or the announce-ment of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) becoming the beneficial owner of 15% or more of such outstanding shares of Common Stock.

     In the event that any person or group, other than those listed above, becomes the beneficial owner of 15% or more of the shares of Common Stock then outstanding, each registered holder of a Right will have the right to receive upon exercise of Right at the then current purchase price of the Right that number of shares of Common Stock of the Company having a market value of two times such purchase price. Notwithstanding the foregoing, after the occurrence of the event described in this paragraph, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be void. Under no circumstances may a Right be exercised following the occurrence of a transaction described in this paragraph prior to the expiration of the Company's right of redemption.

     In the event that, on or after the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Share Acquisition Date"), the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred (in one transaction or a series of transactions other than in the ordinary course of business), each registered holder of a Right (except Rights which have become void as specified above) will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, the number of shares of common stock of the acquiring company (or of another person or group affiliated with the Acquiring Person as provided in the Rights Agreement) which at the time of such transaction will have a market value of two times such purchase price.

     At any time after any person becomes an Acquiring Person and prior to the time such person or group becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment as provided in the Rights Agreement.

     At any time prior to the earlier of (i) the 10th business day after the Share Acquisition Date, subject to one or more extensions by a majority of the Disinterested Directors (as defined below) and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend, subdivision or combination or any similar transaction occurring after the date of the Rights Agreement (the "Redemption Price"); provided, however, that, under certain circumstances specified in the Rights Agreement, the Rights may not be redeemed unless there are Disinterested Directors in office and such redemption is approved by a majority of such Disinterested Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion shall establish. After the redemption period has expired, the Company's right of redemption may be reinstated, under the circumstances specified in the Rights Agreement, which include the concurrence of a majority of the Disinterested Directors, if an Acquiring Person shall have reduced to 10% or less the number of outstanding shares of Common Stock beneficially owned in a transaction or series of transactions not involving the Company and not constituting specified transactions which result in a discounted purchase price under the Rights Agreement. Immediately after any action by the Board of Directors directing the redemption of the Rights, the right to exercise the Rights shall terminate and thereafter the registered holders of the Rights shall be entitled to receive only the Redemption Price per Right.

     The term "Disinterested Director" means any member of the Company's Board of Directors who is unaffiliated with an Acquiring Person and was a member of the Company's Board of

Directors prior to the time that an Acquiring Person became such and any successor of a Disinterested Director who is unaffiliated with an Acquiring Person and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Company's Board of Directors.

     The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed or amended by the Company as described above.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, Section 203 provides that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" (defined generally as a person who together with affiliates and associates, own (or within three years, did own) 15% or more of a corporation's outstanding voting stock) unless: (a) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (b) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder; or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Harris Trust and Savings Bank.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder & Co. Inc., William Blair & Company, L.L.C., and Hoak Breedlove Wesneski & Co. are acting as Representatives (the "Representatives") has severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 2,817,166 shares of Common Stock at the price to the public less the underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.



                                                                   NUMBER
                        UNDERWRITERS                              OF SHARES
                        ------------                              ---------
Schroder & Co. Inc..........................................
William Blair & Company, L.L.C..............................
Hoak Breedlove Wesneski & Co................................

                                                                  ---------
          Total.............................................      2,817,166
                                                                  =========


     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price, less a concession not in excess of $     per share. The Underwriters may
allow and such dealers may reallow a concession not in excess of $       per
share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.


     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 422,575 additional shares of Common Stock to cover over-allotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.


     The Company, its directors and executive officers and the Selling Stockholders, who will beneficially own an aggregate of 1,758,715 shares of the Common Stock outstanding immediately after the Offering, have agreed with the Representatives, for a period of 120 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans), without the prior written consent of Schroder & Co. Inc.

     The Company and the Selling Stockholders have severally agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market or cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     James M. Hoak, a director of the Company and beneficial owner of approximately 1.3 million shares of Common Stock, served as a director of Hoak Breedlove Wesneski & Co., one of the Representatives, through March 1998. In addition, Mr. Hoak is the Chairman and a principal stockholder of Hoak Breedlove Wesneski & Co.'s parent corporation and Wayne Kern, a director of the Company, is the Secretary of such parent corporation. As a result, Hoak Breedlove Wesneski & Co. is deemed to be an affiliate of the Company for purposes of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD Conduct Rules"). Accordingly, the Offering is being made in compliance with Rule 2720 of the NASD Conduct Rules. See "Management," "Certain Transactions" and "Principal and Selling Stockholders."


                               VALIDITY OF SHARES

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Crouch & Hallett, L.L.P. Certain legal matters related to the Offering will be passed on for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

     The (i) consolidated financial statements of Dynamex Inc. and its subsidiaries as of and for each of the years in the three-year period ended July 31, 1997 and (ii) financial statements of New York Document Exchange Corporation, Eastside/Westside, Inc. and City Courier, Inc. as of and for the year ended May 31, 1997 have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein. Such financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Road Runner Transportation, Inc. included in the Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Reference is hereby made to the Registration Statement and to the exhibits and schedules thereto for further information, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.



     In addition, the Company is subject to the informational requirements of the Securities Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Regional Offices of the Commission which are located as follows: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates. Written requests for such material should be addressed to the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed over the internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
DYNAMEX INC. AND SUBSIDIARIES
  Independent Auditors' Report..............................     F-2
  Consolidated Balance Sheets, July 31, 1996 and 1997.......     F-3
  Consolidated Statements of Operations for each of the
     years in the three-year period ended July 31, 1997.....     F-4
  Consolidated Statements of Stockholders' Equity for each
     of years in the three-year period ended July 31,
     1997...................................................     F-5
  Consolidated Statements of Cash Flows for each of the
     years in the three-year period ended July 31, 1997.....     F-6
  Notes to the Consolidated Financial Statements............     F-7
  Condensed Consolidated Balance Sheets, July 31, 1997 and
     January 31, 1998 (unaudited)...........................    F-16
  Condensed Consolidated Statements of Operations
     (unaudited) three and six months ended January 31, 1997
     and 1998...............................................    F-17
  Condensed Consolidated Statements of Cash Flows
     (unaudited) six months ended January 31, 1997 and
     1998...................................................    F-18
  Notes to the Condensed Consolidated Financial Statements
     (unaudited)............................................    F-19
NEW YORK DOCUMENT EXCHANGE CORPORATION, EASTSIDE/WESTSIDE,
  INC., AND CITY COURIER, INC.
  Independent Auditors' Report..............................    F-20
  Combined Balance Sheet, May 31, 1997......................    F-21
  Combined Statement of Operations for the year ended May
     31, 1997...............................................    F-22
  Combined Statement of Stockholders' Equity for the year
     ended May 31, 1997.....................................    F-23
  Combined Statement of Cash Flows for the year ended May
     31, 1997...............................................    F-24
  Notes to the Combined Financial Statements................    F-25
ROAD RUNNER TRANSPORTATION, INC.
  Independent Auditors' Report..............................    F-30
  Balance Sheet, February 28, 1997..........................    F-31
  Statement of Income, nine months ended February 28,
     1997...................................................    F-32
  Statement of Stockholders' Equity, nine months ended
     February 28, 1997......................................    F-33
  Statement of Cash Flows, nine months ended February 28,
     1997...................................................    F-34
  Notes to Financial Statements.............................    F-35

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
  Stockholders of Dynamex Inc.

     We have audited the accompanying consolidated balance sheets of Dynamex Inc. and subsidiaries as of July 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dynamex Inc. and subsidiaries as of July 31, 1996 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended July 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Toronto, Canada
September 19, 1997 except for Notes 3(b) and 14 which are as of September 29, 1997 and March 20, 1998, respectively

                         DYNAMEX INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JULY 31, 1996 AND 1997
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                               1996       1997
                                                              -------    -------
CURRENT
  Cash and cash equivalents.................................  $   894    $ 1,326
  Accounts receivable (net of allowance for doubtful
     accounts of $281 and $616 at July 31, 1996 and 1997,
     respectively)..........................................   11,141     20,867
  Prepaid and other current assets..........................      856      3,301
  Deferred income taxes.....................................       --        597
                                                              -------    -------
                                                               12,891     26,091
PROPERTY AND EQUIPMENT -- net (Note 5)......................    2,047      5,787
INTANGIBLES -- net (Note 4).................................   18,196     54,036
DEFERRED OFFERING EXPENSES..................................      763         --
DEFERRED INCOME TAXES.......................................       --        405
OTHER ASSETS................................................    1,102      1,832
                                                              -------    -------
                                                              $34,999    $88,151
                                                              =======    =======
                                  LIABILITIES
CURRENT
  Accounts payable trade....................................  $ 1,088    $ 1,759
  Accrued liabilities
     Broker commissions.....................................    1,348      2,697
     Wages..................................................      667      1,803
     Other..................................................    3,431      4,696
  Income taxes payable......................................       --      2,968
  Current portion of long-term debt (Note 6)................    2,271        740
                                                              -------    -------
                                                                8,805     14,663
LONG-TERM DEBT (Note 6).....................................   20,036     32,388
                                                              -------    -------
                                                               28,841     47,051
                                                              -------    -------
COMMITMENTS AND CONTINGENCIES (Note 7)

                              STOCKHOLDERS' EQUITY
Preferred stock; $0.01 par value, 10,000,000 shares
  authorized; none outstanding..............................       --         --
Common stock; $0.01 par value, 50,000,000 shares authorized;
  7,337,505 (1996 -- 2,543,460) shares outstanding..........       25         73
Stock warrants (Note 6).....................................      624         --
Additional paid-in capital..................................    8,756     40,967
Retained earnings (deficit).................................   (3,262)       250
Unrealized foreign currency translation adjustment..........       15       (190)
                                                              -------    -------
                                                                6,158     41,100
                                                              -------    -------
                                                              $34,999    $88,151
                                                              =======    =======

        See accompanying notes to the consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEAR ENDED JULY 31, 1995, 1996 AND 1997
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                               1995      1996       1997
                                                              -------   -------   --------
SALES.......................................................  $21,032   $71,812   $131,867
COST OF SALES...............................................   14,336    50,018     87,193
                                                              -------   -------   --------
GROSS PROFIT................................................    6,696    21,794     44,674
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................    7,225    17,545     33,318
DEPRECIATION AND AMORTIZATION...............................      690     1,542      3,543
                                                              -------   -------   --------
OPERATING INCOME (LOSS).....................................   (1,219)    2,707      7,813
INTEREST EXPENSE............................................      403     1,655      1,481
                                                              -------   -------   --------
INCOME (LOSS) BEFORE TAXES..................................   (1,622)    1,052      6,332
INCOME TAXES................................................        3       176      2,485
                                                              -------   -------   --------
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.................   (1,625)      876      3,847
EXTRAORDINARY LOSS ON EARLY RETIREMENT OF DEBT (net of
  income tax benefit of $222) (Note 6)......................       --        --        335
                                                              -------   -------   --------
NET INCOME (LOSS)...........................................  $(1,625)  $   876   $  3,512
                                                              =======   =======   ========
EARNINGS PER COMMON SHARE -- BASIC (Note 14):
  Income (loss) before extraordinary item...................  $ (1.90)  $  0.34   $   0.58
  Extraordinary loss........................................       --        --      (0.05)
                                                              -------   -------   --------
  Net income (loss).........................................  $ (1.90)  $  0.34   $   0.53
                                                              =======   =======   ========
EARNINGS PER COMMON SHARE -- ASSUMING DILUTION (Note 14):
  Income (loss) before extraordinary item...................  $ (1.90)  $  0.23   $   0.56
  Extraordinary loss........................................       --        --      (0.05)
                                                              -------   -------   --------
  Net income (loss).........................................  $ (1.90)  $  0.23   $   0.51
                                                              =======   =======   ========
WEIGHTED AVERAGE SHARES (Note 14):
  Common shares outstanding.................................      855     2,543      6,670
  Adjusted common shares -- assuming exercise of stock
     warrants and options...................................      855     3,732      6,839

        See accompanying notes to the consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEAR ENDED JULY 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                     REDEEMABLE                                             UNREALIZED
                                                      PREFERRED                                RETAINED       FOREIGN
                                  COMMON STOCK          STOCK                   ADDITIONAL     EARNINGS      CURRENCY
                                 ---------------   ---------------               PAID-IN     (ACCUMULATED   TRANSLATION
                                 SHARES   AMOUNT   SHARES   AMOUNT   WARRANTS    CAPITAL       DEFICIT)     ADJUSTMENT     TOTAL
                                 ------   ------   ------   ------   --------   ----------   ------------   -----------   -------
BALANCE, AUGUST 1, 1994........    516     $  5      309     $  3     $  --      $ 5,453       $(2,072)        $  --      $ 3,389
  Sale of common stock.........    608        6       --       --        --        2,539            --            --        2,545
  Conversion of redeemable
    preferred stock to common
    stock......................  1,236       12     (309)      (3)       --           (9)           --            --           --
  Dividend on redeemable
    preferred stock............     --       --       --       --        --           --          (441)           --         (441)
  Dividend and interest expense
    converted to common
    stock......................    183        2       --       --        --          773            --            --          775
  Unrealized foreign currency
    translation adjustment.....     --       --       --       --        --           --            --             7            7
  Net loss.....................     --       --       --       --        --           --        (1,625)           --       (1,625)
                                 -----     ----     ----     ----     -----      -------       -------         -----      -------
BALANCE, JULY 31, 1995.........  2,543       25       --       --        --        8,756        (4,138)            7        4,650
  Sale of stock warrants.......     --       --       --       --       624           --            --            --          624
  Unrealized foreign currency
    translation adjustment.....     --       --       --       --        --           --            --             8            8
  Net income...................     --       --       --       --        --           --           876            --          876
                                 -----     ----     ----     ----     -----      -------       -------         -----      -------
BALANCE, JULY 31, 1996.........  2,543       25       --       --       624        8,756        (3,262)           15        6,158
  Sale of common stock in
    connection with IPO........  2,990       30       --       --        --       20,946            --            --       20,976
  Issuance of common stock in
    connection with IPO
    acquisitions...............    174        2       --       --        --        1,386            --            --        1,388
  Issuance of common stock on
    exercise of stock
    warrants...................    540        5       --       --      (624)         633            --            --           14
  Issuance of common stock in
    connection with
    acquisitions...............  1,091       11       --       --        --        9,246            --            --        9,257
  Unrealized foreign currency
    translation adjustment.....     --       --       --       --        --           --            --          (205)        (205)
  Net income...................     --       --       --       --        --           --         3,512            --        3,512
                                 -----     ----     ----     ----     -----      -------       -------         -----      -------
BALANCE, JULY 31, 1997.........  7,338     $ 73       --     $ --     $  --      $40,967       $   250         $(190)     $41,100
                                 =====     ====     ====     ====     =====      =======       =======         =====      =======

        See accompanying notes to the consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEAR ENDED JULY 31, 1995, 1996 AND 1997
                        (IN THOUSANDS EXCEPT SHARE DATA)


                                                             1995        1996        1997
                                                            -------    --------    --------
OPERATING ACTIVITIES
  Net income (loss).......................................  $(1,625)   $    876    $  3,512
  Adjustment to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................      678       1,542       3,543
     Extraordinary loss on early retirement of debt.......       --          --         557
     Deferred income taxes................................       --          --      (1,002)
     Loss on disposal of property and equipment...........       12          --          --
     Loss on disposal Tucson division.....................       18          --          --
     Dividend and interest expense converted to common
       stock..............................................       57          --          --
  Changes in assets and liabilities:
     Accounts receivable..................................       (6)       (627)     (3,879)
     Prepaids and other assets............................      154        (341)     (2,064)
     Accounts payable and accrued liabilities.............     (239)        922       3,806
                                                            -------    --------    --------
  Net cash provided by (used in) operating activities.....     (951)      2,372       4,473
                                                            -------    --------    --------
INVESTING ACTIVITIES
  Payments for acquisitions...............................   (7,794)    (12,613)    (31,331)
  Purchase of property and equipment......................     (213)       (579)       (565)
  Proceeds from sale of property and equipment............       12          --          --
                                                            -------    --------    --------
  Net cash used in investing activities...................   (7,995)    (13,192)    (31,896)
                                                            -------    --------    --------
FINANCING ACTIVITIES
  Principal payment on long term debt.....................   (1,110)     (5,064)     (9,820)
  Net borrowings under line of credit.....................    2,797      (2,686)         --
  Proceeds from issuance of long term debt................    4,709      20,470      18,160
  Proceeds from issuance of stock warrants................       --         624          --
  Net proceeds from sale of common stock..................    2,460          --      21,753
  Dividends paid..........................................      (21)         --          --
  Other assets, deferred offering expenses and
     intangibles..........................................     (255)     (2,144)     (2,033)
  Unrealized foreign currency adjustment..................        7           8        (205)
                                                            -------    --------    --------
  Net cash provided by financing activities...............    8,587      11,208      27,855
                                                            -------    --------    --------
NET INCREASE (DECREASE) IN CASH...........................     (359)        388         432
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..............      865         506         894
                                                            -------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $   506    $    894    $  1,326
                                                            =======    ========    ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION
  Cash paid for interest..................................  $   403    $  1,114    $  1,261
  Cash paid for taxes.....................................       21         109         500
                                                            =======    ========    ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
  Assets acquired, liabilities assumed and consideration
     paid for acquisitions were as follows:
     Fair value of assets acquired........................  $10,188    $ 15,243      47,483
     Liabilities assumed and incurred and issuance of
       notes payable......................................   (7,268)     (2,630)     (5,507)
     Issuance of common stock.............................       --          --     (10,645)
                                                            -------    --------    --------
                                                            $ 2,920    $ 12,613    $ 31,331
                                                            =======    ========    ========


        See accompanying notes to the consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Dynamex Inc. (formerly Parcelway Systems Holding Corp.) (the "Company") provides same-day delivery and logistics services in the U.S. and Canada. The Company's primary services are (i) same-day, on-demand delivery, (ii) scheduled distribution and (iii) fleet management. The Company intends to continue to expand its business through acquiring or developing businesses in additional areas of the U.S. and Canada and in areas of its existing operations.

     Principles of consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Dynamex Operations East, Inc., Dynamex Operations West, Inc., Dynamex Canada Inc. (formerly Parcelway Courier Systems Canada Ltd.), and Road Runner Transportation, Inc. All significant intercompany balances and transactions are eliminated on consolidation.

     The accounts of Dynamex Canada Inc. have been translated into United States dollars under the provision of Statement of Financial Accounting Standards No. 52 with the Canadian dollar as the functional currency. Translation adjustments arising from the translation of Canada's financial statements into United States dollars are reported as a separate component of equity.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from such estimates.

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives or the term of the lease, whichever is shorter, as follows:

Equipment...............................................  3-5 years
Furniture...............................................  5 years
Vehicles................................................  7-12 years
Other...................................................  4 years

     Intangibles arise from the acquisition of operations and include the excess purchase price over net assets acquired, covenants not-to-compete and other intangible costs. The excess purchase price over net assets acquired is being amortized over periods from 5 to 25 years. The Company reviews the value assigned to the excess purchase price over net assets acquired to determine if it has been impaired by adverse conditions affecting the Company. Management is of the opinion that there has been no diminution in the value assigned. Covenants not-to-compete, trademarks and other intangibles are being amortized over their estimated effective lives, generally five years. Total amortization expense was $450,000, $944,000 and $2,444,000 for the years ended July 31, 1995,
1996 and 1997, respectively.

     Other assets consist of financing fees incurred. These costs are being amortized on a straight-line basis over the term of the related financing, approximately five years.

     Revenue recognition -- Revenue and direct expenses are recognized when services are rendered to customers.

     Cash and cash equivalents -- The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Fair value of financial instruments -- Carrying values of cash and cash equivalents, accounts receivable, accounts payable trade and current portion of long-term debt approximate fair value due

                         DYNAMEX INC. AND SUBSIDIARIES
to the short-term maturities of these assets and liabilities. Long-term debt consists primarily of variable rate borrowings under the bank credit agreement. The carrying value of these borrowings approximates fair value.

     Derivative financial instruments -- The Company utilizes derivative financial instruments, including interest rate swaps and caps, to reduce interest rate fluctuation risk. Amounts paid or received by the Company under these agreements are recorded as adjustments to interest expense. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. In the event that a derivative financial instrument were terminated prior to its contractual maturity, it is the Company's policy to recognize the resulting gain or loss over the shorter of the remaining original contract life of the derivative financial instrument or the remaining term of the underlying hedged debt agreement.

     Stock split -- On June 3, 1996, the Company declared a 4 for 1 stock split (Note 11(a)). The effect of such stock split has been retroactively reflected in the accompanying financial statements.

2. INITIAL PUBLIC OFFERING

     On August 16, 1996, the Company completed an initial public offering (the "IPO") whereby the Company sold 2,600,000 shares of Common Stock at $8.00 per share. On September 10, 1996, the Underwriters exercised their over-allotment option to purchase an additional 390,000 shares of Common Stock at the IPO price. The net proceeds received by the Company from the IPO of approximately $21,700,000 were applied as follows: (i) approximately $7,800,000 to pay the cash portion of the consideration payable in connection with the IPO Acquisitions, including repayment of assumed debt of approximately $325,000 and the estimated transaction costs to effect the transactions of approximately $400,000, (ii) approximately $2,400,000 to repay the note payable in connection with the acquisition of Dynamex Express, (iii) the early retirement of the Junior Subordinated Debentures of approximately $4,800,000 which resulted in an extraordinary loss of $335,000 net of tax, and (iv) the balance to repay a portion of the indebtedness under the Bank Credit Agreement.

3. ACQUISITIONS


     a) On May 31, 1995, the Company acquired certain assets of Dynamex Express Inc., the ground courier operations of Air Canada, for cash of $2,920,000 (plus expenses of $164,000), a $4,709,000 note and the assumption of $2,558,000 in liabilities.


     On December 29, 1995, the Company acquired certain assets of Mayne Nickless Courier Systems, Inc., Mayne Nickless Messenger Services, Inc. and Mayne Nickless Canada Inc. (collectively "Mayne Nickless"), a same-day intracity on demand ground courier service operating in various cities in the U.S. and Canada, for cash of $11,868,000 (plus expenses of $399,000) and the assumption of $2,058,418 in liabilities.

     On June 30, 1996, the Company acquired the shares of Action Delivery and Messenger Service Limited, a same-day on demand ground courier service operating in Halifax, Nova Scotia, for cash of $147,000 (plus expenses of $22,000).

     On August 16, 1996, simultaneously with the closing of the initial public offering, the Company acquired the same-day delivery business of (i) Seidel Enterprises, Inc. and the related company, (ii) Seko Enterprises, Inc. and related companies, (iii) Southbank Courier, Inc. and (iv) K.H.B. & Associates Ltd. for cash of approximately $8,410,000, the assumption of liabilities of approximately $629,000 and 173,485 shares of common stock.

                         DYNAMEX INC. AND SUBSIDIARIES

     On October 1, 1996, the Company acquired the same-day delivery business of Express-It, Inc. for cash and assumption of liabilities of approximately $438,000 and 444,250 shares of common stock.

     On May 16, 1997, the Company acquired the same-day delivery business of Road Runner Transportation, Inc. for cash of approximately $12,201,000, assumption of liabilities of approximately $1,827,000 and 350,000 shares of common stock.

     In addition to the above acquisition, during 1997, the Company acquired the same-day delivery businesses of nine separate companies for cash of approximately $10,676,000, assumption of liabilities of approximately $2,657,000 and 296,310 shares of common stock.

     Each of these acquisitions has been accounted for using the purchase method of accounting and the results of operations of these companies have been included in these financial statements from the date of acquisition. The following unaudited pro forma combined results of operations for the year ended July 31, 1996 and 1997 are presented as if the acquisitions occurred August 1, 1995.

                                                                 YEAR ENDED JULY 31
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                              PRO FORMA     PRO FORMA
                                                              ----------    ----------
                                                                    (UNAUDITED)
                                                              (IN THOUSANDS EXCEPT PER
                                                                    SHARE DATA)
Sales.......................................................   $150,523      $161,956
Net income..................................................      2,132         4,301
                                                               --------      --------
Per share:
  Net income................................................   $   0.28      $   0.57
                                                               ========      ========

     The Company has recorded the assets acquired as shown below (in thousands):

                                                                   JULY 31
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Accounts receivable.........................................  $ 3,413    $ 5,847
Property and equipment......................................      546      2,757
Other assets................................................       --        381
Intangibles.................................................   11,292     38,498
                                                              -------    -------
Assets acquired.............................................  $15,251    $47,483
                                                              =======    =======

     Consideration for these transactions consisted of the following (in thousands):

                                                                   JULY 31
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Cash........................................................  $12,613    $31,331
Issuance of common stock....................................       --     10,645
Long-term debt..............................................      453      1,924
Liabilities assumed.........................................    2,185      3,583
                                                              -------    -------
                                                              $15,251    $47,483
                                                              =======    =======

                         DYNAMEX INC. AND SUBSIDIARIES

     b) Acquisitions subsequent to year end

     On August 15, 1997, the Company acquired certain assets of Central Delivery Service of Washington, Inc. for cash of approximately $541,000.

     On September 26, 1997, the Company acquired the ground courier message business of Road Management Systems, Inc., Consolidated Transportation Services, Inc., D.D.S. Courier Service, Inc., Elite Courier Service, Inc., and Time Courier, Inc. for cash of approximately $3,816,000 and 74,118 shares of common stock.

     On September 29, 1997, the Company acquired the same-day messenger business of City Courier, Inc., New York Document Exchange Corporation, and Eastside/Westside, Inc. for cash of approximately $14,606,000.

4. INTANGIBLES

     Intangibles from the Company's various acquisitions consist of the following (in thousands):

                                                                   JULY 31
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Goodwill....................................................  $17,875   $52,422
Covenants not to compete....................................    1,206     4,746
Other.......................................................      602       602
                                                              -------   -------
                                                               19,683    57,770
Less accumulated amortization...............................   (1,487)   (3,734)
                                                              -------   -------
Intangibles -- net..........................................  $18,196   $54,036
                                                              =======   =======

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                   JULY 31
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Equipment...................................................  $ 2,024   $ 7,625
Furniture...................................................      186     1,172
Vehicles....................................................      267     2,005
Other.......................................................      655     1,838
                                                              -------   -------
                                                                3,132    12,640
Less accumulated depreciation...............................   (1,085)   (6,853)
                                                              -------   -------
Property and equipment -- net...............................  $ 2,047   $ 5,787
                                                              =======   =======

     Leased equipment under capital leases, included in property and equipment total $780,000 (1996 -- $76,000) net of accumulated depreciation of $96,000 (1996 -- $57,000) as of July 31, 1997.

                         DYNAMEX INC. AND SUBSIDIARIES

6. LONG-TERM DEBT

                                                                    JULY 31
                                                              -------------------
                                                               1996        1997
                                                              -------     -------
Bank credit agreement(a)....................................  $15,012     $31,535
Junior subordinated debentures(b)...........................    4,212          --
Note payable(c).............................................    2,378          --
Seller financing notes and other(d).........................      629         844
Capital lease obligations (Note 7)..........................       76         749
                                                              -------     -------
                                                               22,307      33,128
Less current portion........................................    2,271         740
                                                              -------     -------
                                                              $20,036     $32,388
                                                              =======     =======

     a) Bank Credit Agreement

     On August 26, 1997, the Company amended and restated its bank credit agreement. Under the terms of the restated agreement, the Company may borrow up to $75,000,000 (formerly $40,000,000) on a revolving basis through August 31, 2000, at which time any amounts outstanding under the facility are due. Interest on outstanding borrowings is payable quarterly at prime, or various other interest rate elections based on LIBOR plus an applicable margin. The applicable margin ranges from 1.25% to 2.00% based on the ratio of the Company's funded debt to cash flow, both as defined in the agreement. In addition, the Company is required to pay a commitment fee of 0.50% of any unused amounts of the total commitment. At July 31, 1997 the weighted average interest rate for then outstanding borrowings under the credit agreement was 7.27%.

     Borrowings under the agreement are secured by all of the Company's assets in the United States and by 65% of the stock of the Company's Canadian subsidiary. Prior to August, 1997 all Canadian assets were also pledged under the agreement. The agreement contains restrictions on the payment of dividends, incurring additional debt, capital expenditures and investments by the Company. In addition, the Company is required to maintain certain financial ratios related to minimum amounts of stockholders' equity, fixed charges to cash flow and funded debt to cash flow, all as defined in the agreement. The agreement also requires the Company to obtain the consent of the lender for additional acquisitions in certain instances.

     The Company has entered into interest rate protection agreements on a portion of the borrowings under the revolving credit facility. Through an interest rate swap, the interest rate on $15,000,000 of outstanding debt has been fixed at 6.26%, plus the applicable margin, and a collar of between 5.50% and 6.50%, plus the applicable margin, has been placed on $9,000,000 of outstanding debt. Both of these hedging agreements have three year terms and expire on August 31, 2000. The total cost of these agreements was approximately $65,000 and is being amortized to interest expense over the term of the agreements. The counterparty to these agreements is a major financial institution with which the Company also has other financial relationships. The Company believes that the risk of loss due to nonperformance by the counterparty to these agreements is remote and, in any event, the amount of such loss would be immaterial to the Company's results of operations.

     b) Junior Subordinated Debentures

     In connection with the acquisition of Mayne Nickless the Company issued $4,500,000 face value of Junior Subordinated Debentures "Debentures" to certain stockholders of the Company. The Debentures were subordinated to all other debt for borrowed money and were recorded at their estimated fair value as of the date of issue of $3,876,000. Interest was payable semi-annually and

                         DYNAMEX INC. AND SUBSIDIARIES
accrued at 12% through December 28, 1996 and at 18% thereafter. On June 28, 1996, the Company elected to pay $270,000 of interest in additional debentures.

     The purchasers of the Debentures were also issued warrants to purchase an aggregate of 1,080,000 shares reduced to 540,000 shares, of the Company's common stock at a price of $0.025 per share. The warrants were recorded at their estimated fair value of as of the date of issue of $624,000 and were amortized over the term of the Debentures.

     The Debentures were redeemed in full on August 16, 1996 with a portion of the proceeds from the Company's initial public offering resulting in an extraordinary loss on redemption of $335,000 (net of income tax benefit of $222,000).

     c) Note Payable

     In connection with the acquisition of Dynamex Express, the Company issued to the seller a note payable in the principal amount of $4,709,000 (Cdn $6,450,000). Upon the acquisition of Mayne Nickless this note was repaid and replaced with a new note bearing interest at 10%, in the principal amount of $2,369,000 (Cdn $3,225,000). The note was repaid in full on August 16, 1996 with a portion of the proceeds from the Company's initial public offering (see Note
2).

     d) Seller Financing Notes and Other

     In connection with various acquisitions (see Note 3) the Company issued various notes to the sellers of those businesses. These notes bear interest at varying rates based primarily on prime.

     Scheduled principal payments in each of the next five years on long term debt are as follows (in thousands):

1998..............................................  $   740
1999..............................................      521
2000..............................................      199
2001..............................................   31,617
2002..............................................       51
                                                    -------
                                                    $33,128
                                                    =======

7. COMMITMENTS AND CONTINGENCIES

     The Company leases certain equipment under properties and non-cancelable lease agreements which expire at various dates.

     At July 31, 1997, minimum annual lease payments for such leases are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1998........................................................   $362       $ 1,442
1999........................................................    237         1,059
2000........................................................     78           662
2001........................................................     74           408
2002........................................................     51           194
                                                               ----
                                                                802
Less amount representing interest...........................     53
                                                               ----
Net present value of future minimum lease payments..........   $749
                                                               ====

                         DYNAMEX INC. AND SUBSIDIARIES

     Rent expense related to the operating leases amounted to approximately $458,000, $1,177,000 and $2,056,000 for the years ended July 31, 1995, 1996 and
1997, respectively.

     From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

8. INCOME TAXES

     As of August 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting for income taxes. For purposes of reporting the Company's deferred tax items under the provisions of SFAS No. 109, the deferred tax asset of approximately $640,000 as of July 31, 1996, arising principally from the available net operating loss carryforward, has not been reported as an asset due to a valuation allowance.

     The differences in income tax provided and the amounts determined by applying the combined statutory tax rate to income before income taxes result from the following (in thousands):

                                                             YEAR ENDED JULY 31
                                                          ------------------------
                                                          1995     1996      1997
                                                          -----    -----    ------
Canadian federal and provincial tax rate................     45%      45%       44%
United States federal and state tax rate................     40       40        42%
                                                          -----    -----    ------
Combined statutory tax rate.............................     44%      44%       43%
                                                          =====    =====    ======
Income tax based on combined statutory rate.............  $(714)   $ 463    $2,723
Add (deduct) the effect of:
  Benefit of net operating losses.......................   (186)    (470)     (476)
  Non-deductible expenses and other -- net..............    189      183       238
  Valuation allowance...................................    714       --        --
                                                          -----    -----    ------
                                                          $   3    $ 176    $2,485
                                                          =====    =====    ======

     Differences between accounting rules and tax laws cause differences between the bases of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities under SFAS 109 and consisted of the following components as at July 31, 1997.

Deferred tax assets:
  Allowance for doubtful accounts...........................  $  206
  Accrued vacation..........................................     112
  Accrued worker compensation...............................     211
  Accrued severance payments................................      67
  Other.....................................................       1
                                                              ------
                                                                 597
  Capital assets............................................     405
                                                              ------
                                                              $1,002
                                                              ======

                         DYNAMEX INC. AND SUBSIDIARIES

9. FOREIGN OPERATIONS

     Amounts included in the consolidated financial statements applicable to Canada were as follows (in thousands):

                                                           YEAR ENDED JULY 31
                                                      -----------------------------
                                                       1995       1996       1997
                                                      -------    -------    -------
Revenues............................................  $15,094    $52,249    $68,690
Operating income (loss).............................      (78)     7,759      5,338
Identifiable assets.................................   13,324     17,274     23,059

10. RELATED PARTY TRANSACTIONS

     During the year ended July 31, 1995, the Company paid approximately $146,000 to a related party for consulting services in connection with acquisition of Dynamex Express Inc. and other advisory services. During the year ended July 31, 1996 the Company paid a related party $70,000 for investment banking services rendered in connection with the Company's acquisition of Mayne Nickless and $165,000 for the arrangement of bank financing related to that acquisition. During the year ended July 31, 1997 the company paid a related party approximately $367,000 in connection with the underwriting of the Company's initial public offering.

11. STOCKHOLDERS' EQUITY

     On December 20, 1995, the Company restated its certificate of incorporation to change its name from Parcelway Systems Holding Corp. to Dynamex Inc. The certificate of incorporation was also restated to increase the authorized capital stock to 10,000,000 shares of $0.01 per value common stock and to 3,000,000 shares of $0.01 per value preferred stock.

     On June 3, 1996, the Company restated its certificate of incorporation to increase the authorized capital stock to 50,000,000 shares of $0.01 par value common stock and to 10,000,000 shares of $0.01 par value preferred stock. The Company then effected a common stock split in the form of a dividend where it distributed three shares of common stock for every common share outstanding. The effect of the dividend was to increase the number of common shares outstanding from 635,865 to 2,543,460.

  Rights Agreement

     In June 1996, the Board of Directors of the Company approved a Rights Agreement which is designed to protect stockholders should the Company become the target of coercive and unfair takeover tactics. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on May 31, 1996. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock, at a price of $45.00 per one one-hundredth of a share of Series A Preferred Stock, subject to possible adjustment.

12. STOCK OPTION PLAN

     a) Effective June 5, 1996, the Company's stockholders approved the 1996 Stock Option Plan (the "Option Plan"). The maximum aggregate amount of Common Stock with respect to which options may be granted is 620,000. The Option Plan provides for the granting of both incentive stock options and non-qualified stock options. In addition, the Option Plan provides for the granting of restricted stock, which may include, without limitation, restrictions on the right to vote such shares

                         DYNAMEX INC. AND SUBSIDIARIES
and restrictions on the right to receive dividends on such shares. The exercise price of all options granted under the Option Plan may not be less than the fair market value of the underlying Common Stock on the date of grant option.

     Options to purchase 471,384 shares are outstanding and (i) 214,384 of these options have a weighted average exercise price of $3.84 per share and expire between November 2003 and July 2005 and (ii) 257,000 of these options (which were granted in connection with the Offering and are exercisable at $8.00 per share) expire in August 2006. A total of 148,616 shares remained available for future grants under the Option Plan.

     b) Stock-Based Compensation

     Had compensation cost for stock option plan been determined based upon fair values of the grant dates for awards under this plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced by approximately $1,650,000 or $0.24 per share in 1997. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997; dividend yield of 0%, expected volatility of 64%, risk-free interest rate of 8.35%, and expected lives of an average of 10 years.

13. SELLING, GENERAL AND ADMINISTRATIVE

     Included in selling, general and administrative expenses for the years ended July 31, 1995, 1996, and 1997 are bad debt expenses of $155,000, $462,000 and $559,000, respectively.

14. SUBSEQUENT EVENT

     In February 1997, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended January 31, 1998. All prior period weighted average and per share information has been restated in accordance with SFAS No. 128. Stock options and stock warrants issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

                                  * * * * * *

                         DYNAMEX INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                              JULY 31,    JANUARY 31,
                                                                1997         1998
                                                              --------    -----------
                                                                          (UNAUDITED)
CURRENT
  Cash and cash equivalents.................................  $ 1,326      $  1,483
  Accounts receivable -- net................................   20,867        25,553
  Prepaid and other current assets..........................    3,301         4,436
  Deferred income taxes.....................................      597           593
                                                              -------      --------
                                                               26,091        32,065
PROPERTY AND EQUIPMENT -- net...............................    5,787         7,047
INTANGIBLES -- net..........................................   54,036        69,313
DEFERRED INCOME TAXES.......................................      405           397
OTHER ASSETS................................................    1,832         1,997
                                                              -------      --------
                                                              $88,151      $110,819
                                                              =======      ========

                                     LIABILITIES

CURRENT
  Accounts payable trade....................................  $ 1,759      $    928
  Accrued liabilities.......................................    9,196        11,057
  Income taxes payable......................................    2,968           727
  Current portion of long-term debt.........................      740           525
                                                              -------      --------
                                                               14,663        13,237
LONG-TERM DEBT..............................................   32,388        54,794
                                                              -------      --------
                                                               47,051        68,031
                                                              -------      --------
COMMITMENTS AND CONTINGENCIES

                                STOCKHOLDERS' EQUITY

Preferred stock; $0.01 par value, 10,000,000 shares
  authorized; none outstanding..............................       --            --
Common stock; $0.01 par value, 50,000,000 shares authorized;
  7,337,505 and 7,411,623 shares outstanding................       73            74
Additional paid-in capital..................................   40,967        41,646
Retained earnings...........................................      250         2,257
Unrealized foreign currency translation adjustment..........     (190)       (1,189)
                                                              -------      --------
                                                               41,100        42,788
                                                              -------      --------
                                                              $88,151      $110,819
                                                              =======      ========

   See accompanying notes to the condensed consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                   THREE MONTHS ENDED     SIX MONTHS ENDED
                                                      JANUARY 31,           JANUARY 31,
                                                   ------------------    ------------------
                                                    1997       1998       1997       1998
                                                   -------    -------    -------    -------
SALES............................................  $29,946    $48,712    $56,846    $95,262
COST OF SALES....................................   20,106     32,623     38,099     64,137
                                                   -------    -------    -------    -------
GROSS PROFIT.....................................    9,840     16,089     18,747     31,125
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....    7,638     11,773     14,564     22,887
DEPRECIATION AND AMORTIZATION....................      834      1,453      1,517      2,857
                                                   -------    -------    -------    -------
OPERATING INCOME.................................    1,368      2,863      2,666      5,381
INTEREST EXPENSE.................................      236      1,071        508      1,899
                                                   -------    -------    -------    -------
INCOME BEFORE TAXES..............................    1,132      1,792      2,158      3,482
INCOME TAXES.....................................      453        753        861      1,475
                                                   -------    -------    -------    -------
INCOME BEFORE EXTRAORDINARY ITEM.................      679      1,039      1,297      2,007
EXTRAORDINARY LOSS ON EARLY RETIREMENT OF DEBT
  (net of income tax benefit of $222)............       --         --       (335)        --
                                                   -------    -------    -------    -------
NET INCOME.......................................  $   679    $ 1,039    $   962    $ 2,007
                                                   =======    =======    =======    =======
EARNINGS PER COMMON SHARE -- BASIC:
  Income before extraordinary item...............  $  0.10    $  0.14    $  0.20    $  0.27
  Extraordinary loss.............................       --         --      (0.05)        --
                                                   -------    -------    -------    -------
  Net income.....................................  $  0.10    $  0.14    $  0.15    $  0.27
                                                   =======    =======    =======    =======
EARNINGS PER COMMON SHARE -- ASSUMING DILUTION:
  Income before extraordinary item...............  $  0.10    $  0.14    $  0.20    $  0.27
  Extraordinary loss.............................       --         --      (0.05)        --
                                                   -------    -------    -------    -------
  Net income.....................................  $  0.10    $  0.14    $  0.15    $  0.27
                                                   =======    =======    =======    =======
WEIGHTED AVERAGE SHARES:
  Common shares outstanding......................    6,759      7,412      6,223      7,387
  Adjusted common shares -- assuming exercise of
     stock options...............................    6,947      7,616      6,443      7,558

   See accompanying notes to the condensed consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                  JANUARY 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
OPERATING ACTIVITIES
  Net income................................................  $    962    $  2,007
  Adjustment to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..........................     1,517       2,857
     Extraordinary loss on early retirement of debt.........       558          --
     Unrealized foreign currency adjustment.................       180        (999)
     Changes in current assets and current liabilities:
       Accounts receivable..................................    (1,780)     (1,650)
       Prepaids and other assets............................      (361)         99
       Accounts payable and accrued liabilities.............     1,770      (2,828)
                                                              --------    --------
  Net cash provided by (used in) operating activities.......     2,846        (514)
                                                              --------    --------
INVESTING ACTIVITIES
  Payments for acquisitions.................................   (14,129)    (18,963)
  Purchase of property and equipment........................      (759)     (1,857)
                                                              --------    --------
  Net cash used in financing activities.....................   (14,888)    (20,820)
                                                              --------    --------
FINANCING ACTIVITIES
  Principal payment on long-term debt.......................    (8,051)         --
  Net borrowing under line of credit........................        --      22,004
  Net proceeds from sale of common stock....................    21,148          --
  Other assets, deferred offering expenses and
     intangibles............................................      (350)       (513)
                                                              --------    --------
  Net cash provided by financing activities.................    12,747      21,491
                                                              --------    --------
NET INCREASE IN CASH........................................       705         157
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       894       1,326
                                                              --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  1,599    $  1,483
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE ON NON-CASH INFORMATION
  Cash paid for interest....................................  $    559    $  1,636
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
In conjunction with the acquisitions described, liabilities
  were assumed as follows:
  Fair value of assets acquired.............................  $ 18,401    $ 20,809
  Cash paid.................................................   (14,129)    (18,963)
                                                              --------    --------
  Liabilities assumed and incurred..........................  $  4,272    $  1,846
                                                              ========    ========

   See accompanying notes to the condensed consolidated financial statements.

                         DYNAMEX INC. AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     Dynamex Inc. (the "Company") provides same-day delivery and logistics services in the United States and Canada. The Company's primary services are (i) same-day, on-demand delivery, (ii) scheduled distribution and (iii) fleet management.

     The financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries: Dynamex Operations East, Inc., Dynamex Operations West, Inc., Dynamex Canada Inc., Road Runner Transportation, Inc. and New York Document Exchange Corporation. All significant intercompany balances and transactions are eliminated on consolidation. The accounts of Dynamex Canada Inc. are translated into United States dollars with the Canadian dollar as the functional currency.

     The accompanying interim financial statements are unaudited. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures included herein are adequate to make the information presented not misleading. These interim financial statements should be read in conjunction with the Company's financial statements for the fiscal year ended July 31, 1997.

     The accompanying interim financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position at January 31, 1998, and the results of its operations and its cash flows for the three and six month periods ended January 31, 1998 and 1997. The results of the interim periods presented are not necessarily indicative of results to be expected for the full fiscal year.

2. ACQUISITIONS

     Through three separate transactions during the six months ended January 31, 1998, the Company acquired the same-day delivery business of companies operating in Hartford, Connecticut, Boston, Massachusetts, Atlanta, Georgia and New York, New York for total consideration of approximately $19.0 million in cash and 74,118 shares of common stock.

     In March 1998, the Company completed the acquisition of a same-day delivery company in Memphis, Tennessee for total consideration of approximately $1.6 million in cash.

3. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended January 31, 1998. All prior period weighted average and per share information has been restated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
New York Document Exchange Corporation,
  Eastside-Westside, Inc., and City Courier, Inc.

     We have audited the accompanying combined balance sheet of New York Document Exchange Corporation, Eastside-Westside, Inc., and City Courier, Inc. (the "Companies"), all of which are under common ownership and common management, as of May 31, 1997 and the related combined statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Companies' at May 31, 1997 and the combined results of their operations and their combined cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Toronto, Canada
August 1, 1997

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

                             COMBINED BALANCE SHEET
                                  MAY 31, 1997

                                     ASSETS

CURRENT
  Cash...........................................................................................  $     338,480
  Accounts receivable (net of allowance for doubtful accounts of $59,488)........................      2,155,850
  Due from affiliates............................................................................         83,329
  Stockholders' loans receivable.................................................................        296,495
  Other current assets (Note 4)..................................................................        138,920
                                                                                                   -------------
                                                                                                       3,013,074
PROPERTY AND EQUIPMENT (Note 5)..................................................................         94,212
INTANGIBLES, NET (Note 6)........................................................................          8,604
OTHER ASSETS.....................................................................................         29,730
                                                                                                   -------------
                                                                                                   $   3,145,620
                                                                                                   =============
                                                  LIABILITIES
CURRENT
  Accounts payable...............................................................................  $     206,481
  Accrued payroll................................................................................        241,650
  Accrued workmen's compensation.................................................................        177,680
  Other accrued liabilities......................................................................         35,932
  Accrued death benefit (Note 9).................................................................      1,500,000
  Income taxes payable...........................................................................        152,365
  Line of credit (Note 7)........................................................................        196,298
  Capital lease obligation -- current (Note 8)...................................................         26,225
  Deferred taxes payable.........................................................................        413,823
                                                                                                   -------------
                                                                                                       2,950,454
CAPITAL LEASE OBLIGATIONS (Note 8)...............................................................         14,372
                                                                                                   -------------
                                                                                                       2,964,826
                                                                                                   -------------
COMMITMENTS AND CONTINGENCIES (Note 12)..........................................................             --
                                              STOCKHOLDERS' EQUITY
Common stock
  New York Document Exchange Corporation -- ($1 par value; authorized 200 shares; issued 150
     shares).....................................................................................            150
  Eastside-Westside, Inc. -- ($5 par value; authorized 200 shares; issued 111 shares)............            555
  City Courier, Inc. (No par value; authorized 200 shares; issued 100 shares)....................         41,000
Additional paid-in capital.......................................................................         58,651
Treasury stock...................................................................................           (500)
Stock subscription receivable....................................................................         (1,000)
Retained earnings................................................................................         81,938
                                                                                                   -------------
                                                                                                         180,794
                                                                                                   -------------
                                                                                                   $   3,145,620
                                                                                                   =============

                  See notes to combined financial statements.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

                        COMBINED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED MAY 31, 1997

REVENUE........................................................................................  $   21,835,219
COST OF SALES..................................................................................      16,657,053
                                                                                                 --------------
GROSS MARGIN...................................................................................       5,178,166
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...................................................       4,592,612
                                                                                                 --------------
OPERATING INCOME...............................................................................         585,554
INTEREST EXPENSE...............................................................................          46,388
                                                                                                 --------------
INCOME BEFORE UNDERNOTED ITEM AND INCOME TAXES.................................................         539,166
DEATH BENEFIT EXPENSE (Note 9).................................................................       1,500,000
                                                                                                 --------------
LOSS BEFORE INCOME TAXES.......................................................................        (960,834)
INCOME TAXES (Note 10).........................................................................         113,790
                                                                                                 --------------
NET LOSS.......................................................................................  $   (1,074,624)
                                                                                                 ==============

                  See notes to combined financial statements.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
                        FOR THE YEAR ENDED MAY 31, 1997

                            NEW YORK DOCUMENT
                          EXCHANGE CORPORATION          EAST-WESTSIDE, INC.       CITY COURIER, INC.
                       ---------------------------   --------------------------   -------------------   ADDITIONAL
                          NUMBER                      NUMBER                       NUMBER                PAID-IN
                        OF SHARES        AMOUNT      OF SHARES       AMOUNT       OF SHARES   AMOUNT     CAPITAL
                       ------------   ------------   ---------   --------------   ---------   -------   ----------
BALANCE, BEGINNING OF
  YEAR...............      150            $150          111           $555           100      $41,000    $108,195
NET LOSS.............       --              --           --             --            --          --           --
TREASURY STOCK
    REACQUIRED.......       --              --           --             --            --          --      (49,544)
                           ---            ----          ---           ----           ---      -------    --------
BALANCE, END
  OF YEAR............      150            $150          111           $555           100      $41,000    $ 58,651
                           ===            ====          ===           ====           ===      =======    ========


                           TREASURY STOCK
                       ----------------------      STOCK
                         NUMBER                 SUBSCRIPTION    RETAINED
                        OF SHARES     AMOUNT     RECEIVABLE     EARNINGS        TOTAL
                       -----------   --------   ------------   -----------   -----------
BALANCE, BEGINNING OF
  YEAR...............      --         $  --       $(1,000)     $ 1,156,562   $ 1,305,462
NET LOSS.............      --            --            --       (1,074,624)   (1,074,624)
TREASURY STOCK
    REACQUIRED.......      50          (500)           --               --       (50,044)
                           --         -----       -------      -----------   -----------
BALANCE, END
  OF YEAR............      50         $(500)      $(1,000)     $    81,938   $   180,794
                           ==         =====       =======      ===========   ===========

                  See notes to combined financial statements.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDING MAY 31, 1997


OPERATING ACTIVITIES:
  Net loss..................................................  $(1,074,624)
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       52,415
     Deferred income taxes..................................     (106,553)
  Changes in assets and liabilities
     Increase in accounts receivable........................      (96,027)
     Increase in due from affiliates........................      (61,100)
     Increase in other current assets.......................      (32,849)
     Increase in accounts payable and accrued expenses......    1,515,760
     Increase in income taxes payable.......................      100,897
                                                              -----------
  Net cash provided by operating activities.................      297,919
                                                              -----------
FINANCING ACTIVITIES:
  Obligations under capital lease...........................      (23,583)
  Borrowings on credit facility.............................      695,000
  Repayments of credit facility.............................     (695,000)
  Reacquisition of common stock.............................      (50,044)
  Advances to stockholders..................................      (69,725)
                                                              -----------
  Net cash used in financing activities.....................     (143,352)
                                                              -----------
INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................      (27,106)
  Increase in other assets..................................        2,178
                                                              -----------
  Net cash used in investing activities.....................      (24,928)
                                                              -----------
NET INCREASE IN CASH........................................      129,639
CASH, BEGINNING OF THE YEAR.................................      208,841
                                                              -----------
CASH, END OF THE YEAR.......................................  $   338,480
                                                              ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Income taxes paid.........................................  $    68,746
  Interest paid.............................................  $    46,388
                                                              ===========

                  See notes to combined financial statements.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                                  MAY 31, 1997

1. BUSINESS AND ORGANIZATION

     New York Document Exchange Corporation, Eastside-Westside, Inc., and City Courier, Inc. (collectively the "Companies") provide facility management, overnight courier, messenger, and mail box subscription services in the New York City metropolitan area. The majority of revenues are earned from messenger and facilities management services.

2. PRINCIPLES OF COMBINATION

     The Companies are commonly owned by a single shareholder and operate under common management, and have been combined due to their interdependence and form of operations. The combined financial statements include the accounts of the Companies after all intercompany balances have been eliminated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue recognition

     The Companies recognize messenger service revenue when deliveries are completed or services are performed. Facilities management service revenue is recognized in accordance with the terms of the customer contract.

  Property and equipment

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

Furniture and fixtures........  -- 5-7 years -- straight-line basis
Computer software.............  -- 5 years -- straight-line basis
Leaseholds....................  -- applicable useful life or lease term if shorter

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Income taxes

     New York Document Exchange Corporation and City Courier, Inc., with the consent of its stockholders, have elected under the Internal Revenue and the New York State Tax Codes to be S corporations. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore no provision or liability for federal income tax has been included in the financial statements. Provision for New York state income taxes has been included to the extent the corporate tax rate exceeds the highest personal income tax rate. The City of New York does not recognize S corporation status, therefore, a provision has been made for New York City corporation taxes.

     Eastside-Westside, Inc., is a C corporation, as such the financial statements include a provision for federal, state and local corporation taxes.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  MAY 31, 1997

  Fair value of financial instruments

     The financial statements include the following financial instruments: cash, trade accounts receivable, due from affiliates, stockholders' loans receivable, accounts payable, and the bank indebtedness. With the exception of the bank indebtedness, no separate comparison of fair values is presented for the aforementioned financial instruments since their fair values are not significantly different that their balance sheet carrying values. Based upon prevailing market interest rates, the fair value of the bank indebtedness approximates its carrying value.

4. OTHER CURRENT ASSETS

     Other current assets consist of the following:

Employee and messenger loans and advances...................  $ 45,328
Prepaid expenses............................................    25,599
Prepaid insurance...........................................    67,993
                                                              --------
                                                              $138,920
                                                              ========

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

Furniture and equipment.....................................  $479,307
Computer software...........................................     6,719
Leasehold improvements......................................    26,263
                                                              --------
                                                               512,289
Accumulated depreciation....................................   418,077
                                                              --------
                                                              $ 94,212
                                                              ========

     Included in property and equipment are assets recorded under capital leases aggregating $75,454, with related accumulated depreciation of $21,877.

6. INTANGIBLES

     Intangibles, arising from the purchase of assets of another company, are carried at cost and amortized on a straight-line basis over the life of the agreements or a period of 5 to 10 years. Intangibles consist of the following:

Covenant not to compete.....................................  $239,925
Customer lists..............................................    38,388
Customer contracts..........................................    50,383
Organizational costs........................................    28,161
                                                              --------
                                                               356,857
Accumulated amortization....................................   348,253
                                                              --------
                                                              $  8,604
                                                              ========

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  MAY 31, 1997

7. LINE OF CREDIT

     The line of credit is due on demand. The balance represents the amount drawn on a $300,000 revolving line of credit. The outstanding balance may not exceed 80% of eligible accounts receivable as defined. The loan is evidenced by ninety-day notes which bear interest at the prime rate plus 2%. The loan is guaranteed by the stockholders' of the Companies. Interest on the note payable for the year amounted to $17,887.

     The stockholders of the Companies have negotiated a credit facility with a bank, whereby the stockholders may borrow up to $750,000 under a demand note payable, bearing interest at the bank's base lending rate plus 1% per annum. The proceeds of this loan are for the direct use of the Companies. Borrowings under this agreement have been guaranteed by the stockholders, with a cross guaranty by the Companies. The bank has further secured the loan by a lien on the Companies' assets. At May 31, 1997 no outstanding balance existed. Interest expense incurred during the year related to this loan amounted to $19,601.

8. LEASES

     The Companies are obligated under various non-cancellable capital and operating leases for computer and office equipment, and storage space. Rent expense, under the operating leases aggregated $180,521, for the year ended May 31, 1997. Minimum future rental commitments under the capital and operating leases at May 31, 1997 are as follows:

                                                                CAPITAL
                                                                 LEASE       OPERATING
                                                              OBLIGATIONS     LEASES
                                                              -----------    ---------
1998........................................................   $ 30,249      $148,442
1999........................................................     15,241       113,510
2000........................................................         --       108,417
2001........................................................         --        72,117
2002........................................................         --        40,058
                                                               --------      --------
Total minimum payments......................................     45,490      $482,544
                                                                             ========
Less: amount representing interest..........................     (4,893)
                                                               --------
Total present value of net minimum lease payments at May 31,
  1997......................................................     40,597
Less: current portion.......................................    (26,225)
                                                               --------
Long-term portion...........................................   $ 14,372
                                                               ========

     Interest expense includes $8,900 with respect to these capital lease obligations.

9. ACCRUED DEATH BENEFIT

     On August 15, 1996 Eastside-Westside, Inc. entered into a salary continuation and death benefit agreement with a stockholder. The agreement stated that in the event of the stockholder's death, which occurred in November 1996, the spouse or the estate is entitled to receive weekly payments for a period of ten years, and other related benefits. If during the term of the agreement, Eastside-Westside, Inc. is sold, the spouse or the estate then becomes entitled to receive immediate payment. This amount is estimated at $1,500,000 and due to the pending sale of Eastside-Westside,

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  MAY 31, 1997

Inc. the amount has been accrued as a current liability and included in the determination of the net loss for the year.

10. PROVISION FOR FEDERAL, STATE AND LOCAL INCOME TAXES

     Provisions for federal, state and local income taxes consist of the following:

                                     CURRENT    DEFERRED    TOTAL
                                     --------   --------   --------
Federal............................  $ 80,740   $(40,535)  $ 40,205
State..............................    32,090     (9,110)    22,980
Local..............................    42,215      8,390     50,605
                                     --------   --------   --------
                                     $155,045   $(41,255)  $113,790
                                     ========   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


The sources of the net deferred tax liability relate to
  differences between accrual and cash accounting...........  $413,823
                                                              ========

     In addition to the amount disclosed above, there is a potential tax benefit of approximately $680,000 related to the death benefit expense, which has been offset by a valuation allowance.

     The effective tax rate on income before taxes differs from the United States statutory rate. The following summary reconciles taxes at the United States statutory rate with the effective rates:


Taxes on income at U.S. statutory rate......................    34.0%
Increase (reduction) in taxes resulting from
  State and local income taxes (net of federal tax
     benefit)...............................................     9.0
  Corporations taxed as electing S corporation status.......   (25.2)
  Vacation allowance........................................   (32.9)
  Other.....................................................     3.3
                                                               -----
Taxes on income at effective rates..........................   (11.8)%
                                                               =====

11. RELATED PARTY TRANSACTIONS

     The Companies have advanced funds to three of their stockholders which are non-interest bearing and are due on demand. Amounts due to the Companies from these stockholders totalled $296,495 as of May 31, 1997.

     The Companies provide services to a company which is controlled by a stockholder. $1,888,035 is included in revenue. At May 31, 1997 the balance due from this Company totalled $19,579.

     New York Document Exchange Corporation utilizes the services of independent contractors that are employed by a company which is controlled by a stockholder. For the year ended May 31, 1997, $1,888,035 of services are included in Trucking expense. At May 31, 1997 $62,565 is owed to the Companies.

                    NEW YORK DOCUMENT EXCHANGE CORPORATION,
                EASTSIDE-WESTSIDE, INC., AND CITY COURIER, INC.

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  MAY 31, 1997

12. COMMITMENTS AND CONTINGENCIES

     New York Document Exchange Corporation and City Courier, Inc. are currently being audited by the United States Department of Labor, Wage and Hour Division, to determine if they are in compliance with the Fair Labor Standards Act. To date, the Department of Labor has not issued an assessment nor has it quantified the amount of back wages, if any, that may be due as a result of the examination.

13. LETTER OF INTENT

     On May 15, 1997, holders of the Companies' voting common stock signed a non-binding letter of intent to sell all of the Companies' common stock. There can be no assurances the sale will be completed.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Road Runner Transportation, Inc.

     We have audited the accompanying balance sheet of Road Runner Transportation, Inc. (the "Company") as of February 28, 1997, and the related statements of income, stockholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 1997, and the results of its operations and its cash flows for the nine months then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
April 14, 1997

                        ROAD RUNNER TRANSPORTATION, INC.

                                 BALANCE SHEET
                               FEBRUARY 28, 1997

                                     ASSETS

CURRENT ASSETS:
  Cash.............................................................................................  $      12,715
  Receivables:
     Trade, net of allowance for doubtful accounts of $30,000 (Note 7).............................      1,995,115
     Related parties (Note 6)......................................................................         97,940
     Other.........................................................................................          2,035
  Inventories......................................................................................         17,383
  Prepaid expenses.................................................................................         67,111
                                                                                                     -------------
          Total current assets.....................................................................      2,192,299
                                                                                                     -------------
PROPERTY AND EQUIPMENT, AT COST (Notes 3 and 4):
  Leasehold improvements...........................................................................        154,454
  Office furniture and equipment...................................................................        248,192
  Radios...........................................................................................        679,791
  Data processing equipment........................................................................      2,191,448
  Transportation and other delivery equipment......................................................      2,106,790
                                                                                                     -------------
                                                                                                         5,380,675
  Less accumulated depreciation....................................................................      2,817,138
                                                                                                     -------------
  Property and equipment, net......................................................................      2,563,537
                                                                                                     -------------
OTHER ASSETS:
  Tax deposits.....................................................................................        119,631
  Other............................................................................................         86,171
                                                                                                     -------------
                                                                                                           205,802
                                                                                                     -------------
TOTAL ASSETS.......................................................................................  $   4,961,638
                                                                                                     =============
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable to bank (Note 2)....................................................................  $     240,000
  Current maturities of long-term debt.............................................................        583,007
  Notes payable to stockholders (Note 6)...........................................................         72,884
  Accounts payable.................................................................................        222,501
  Accrued expenses:
     Compensation..................................................................................        260,133
     Commissions...................................................................................        879,096
     Profit sharing................................................................................         90,000
     Other.........................................................................................         83,652
  Deferred revenue.................................................................................         53,606
                                                                                                     -------------
          Total current liabilities................................................................      2,484,879
                                                                                                     -------------
LONG-TERM DEBT, less current maturities (Notes 2 and 3)............................................        573,993
                                                                                                     -------------
COMMITMENTS (Note 9)
STOCKHOLDERS' EQUITY (Note 9):
  Common stock, no par value; 25,000 shares authorized:
     Voting, 6,545 shares, issued and outstanding..................................................        135,487
     Nonvoting, 4,364 shares, issued and outstanding...............................................         90,489
  Retained earnings................................................................................      1,676,790
                                                                                                     -------------
          Total stockholders' equity...............................................................      1,902,766
                                                                                                     -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................................................  $   4,961,638
                                                                                                     =============

                       See notes to financial statements.

                        ROAD RUNNER TRANSPORTATION, INC.

                              STATEMENT OF INCOME
                      NINE MONTHS ENDED FEBRUARY 28, 1997

REVENUE:
  Delivery services (Note 7)......................................................................  $   16,413,755
  Rents (Note 4)..................................................................................         143,291
  Driver services.................................................................................         500,797
                                                                                                    --------------
                                                                                                        17,057,843
                                                                                                    --------------
COSTS AND EXPENSES:
  Commissions, drivers............................................................................       8,156,397
  Compensation and related costs..................................................................       4,841,891
  Depreciation....................................................................................         752,080
  Repairs and maintenance.........................................................................         170,104
  Insurance.......................................................................................         781,654
  Profit sharing contribution (Note 5)............................................................          90,000
  Interest........................................................................................         143,511
  Other direct delivery costs.....................................................................         504,670
  Other selling, general and administrative expenses (Note 6).....................................       1,380,777
  Loss on sale of property and equipment (Note 8).................................................         137,116
                                                                                                    --------------
                                                                                                        16,958,200
                                                                                                    --------------
NET INCOME........................................................................................  $       99,643
                                                                                                    ==============

                       See notes to financial statements.

                        ROAD RUNNER TRANSPORTATION, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED FEBRUARY 28, 1997

                                     VOTING               NONVOTING
                                  COMMON STOCK          COMMON STOCK
                              --------------------   -------------------
                              NUMBER OF              NUMBER OF              RETAINED
                               SHARES      AMOUNT     SHARES     AMOUNT     EARNINGS      TOTAL
                              ---------   --------   ---------   -------   ----------   ----------
BALANCE, BEGINNING..........    6,000     $    600     4,000     $   400   $1,727,147   $1,728,147
  Net income................                                                   99,643       99,643
  Common stock issued for
     compensation...........      545      134,887       364      90,089                   224,976
  Dividends.................                                                 (150,000)    (150,000)
                                -----     --------     -----     -------   ----------   ----------
BALANCE, ENDING.............    6,545     $135,487     4,364     $90,489   $1,676,790   $1,902,766
                                =====     ========     =====     =======   ==========   ==========

                       See notes to financial statements.

                        ROAD RUNNER TRANSPORTATION, INC.

                            STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED FEBRUARY 28, 1997

OPERATING ACTIVITIES:
  Net income......................................................................................  $       99,643
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization................................................................         753,384
     Common stock issued as compensation..........................................................         224,976
     Loss on sale of property and equipment.......................................................         137,116
     Changes in assets and liabilities:
       Increase in trade receivables..............................................................        (334,237)
       Decrease in other receivables..............................................................          55,638
       Decrease in inventories....................................................................           8,320
       Increase in prepaid expenses...............................................................         (31,869)
       Decrease in accounts payable...............................................................        (136,519)
       Increase in accrued expenses...............................................................         488,925
       Increase in deferred revenue...............................................................           8,656
                                                                                                    --------------
          Net cash provided by operating activities...............................................       1,274,033
                                                                                                    --------------
INVESTING ACTIVITIES:
  Proceeds from sales of property and equipment...................................................       1,148,752
  Purchases of property and equipment.............................................................      (1,431,799)
  Advances to related parties.....................................................................         (34,748)
  Other...........................................................................................          (1,534)
                                                                                                    --------------
          Net cash used in investing activities...................................................        (319,329)
                                                                                                    --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments on revolving loan agreement........................................................        (535,000)
  Proceeds from notes payable to stockholders.....................................................          30,000
  Principal payments on notes payable to stockholders.............................................         (32,116)
  Proceeds from long-term borrowings..............................................................         177,330
  Principal payments on long-term debt............................................................        (434,531)
  Cash dividends..................................................................................        (150,000)
                                                                                                    --------------
          Net cash used in financing activities...................................................        (944,317)
                                                                                                    --------------
NET INCREASE IN CASH..............................................................................          10,387
CASH, BEGINNING OF PERIOD.........................................................................           2,328
                                                                                                    --------------
CASH, END OF PERIOD...............................................................................  $       12,715
                                                                                                    ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash payments for interest...................  $      142,481
                                                                                                    ==============
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING, AND FINANCING ACTIVITIES:
  Common stock issued as compensation.............................................................  $      224,976
                                                                                                    ==============
  Other asset resulting from sale -- leaseback transaction........................................  $       72,601
                                                                                                    ==============
  Capital lease obligations incurred for use of equipment.........................................  $      136,829
                                                                                                    ==============

                       See notes to financial statements.

                        ROAD RUNNER TRANSPORTATION, INC.

                         NOTES TO FINANCIAL STATEMENTS
                      NINE MONTHS ENDED FEBRUARY 28, 1997

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Business -- Road Runner Transportation, Inc. (the "Company") provides on-demand delivery and logistics management for customers in the metropolitan areas of Minneapolis-St. Paul, Minnesota; Dallas, San Antonio, and Austin, Texas; and Denver, Colorado. The Company grants credit terms to customers on an individual customer basis.

     Cash -- The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     Inventories -- Inventories are composed of radio and vehicle repair parts and delivery envelopes valued at the lower of cost (first-in, first-out method) or market.

     Depreciation -- Depreciation of property and equipment is provided using the straight-line method over estimated useful lives of three to seven years.

     Revenue Recognition -- The Company recognizes revenue as delivery services are performed. Deferred revenue represents prebilled deliveries or payments received for delivery services which have not been performed as of February 28, 1997.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Tax Matters -- The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws (Subchapter S) which provide that, in lieu of corporate income taxes, the stockholders separately account for the Company's items of income, deductions, losses and credits. Therefore, the accompanying financial statements do not include any provision for corporation income taxes. The Company pays dividends to assist the stockholders in paying their personal income taxes on the income of the Company.

     In addition, as a result of the Company's May 31 fiscal year, the Company is required to make federal tax deposits that will vary annually depending on the Company's income.

     Fair Value of Financial Instruments -- The financial statements include the following financial instruments: cash, trade accounts and other receivables, accounts payable, and notes payable to banks, stockholders and other financial institutions. At February 28, 1997, no separate comparison of fair values to carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance-sheet carrying values.

2. BANK FINANCING

     As of February 28, 1997, the Company has a loan agreement with a bank that provides for a revolving line of credit, a nonrevolving capital expenditure line, a nonrevolving acquisition line and the term notes payable to bank as described in Note 3. The loan agreement expires December 31, 1997, and is collateralized by substantially all Company assets, a personal guaranty of the Company's majority stockholder and the assignment of a life insurance policy on the Company's majority stockholder. The loan agreement contains various covenants that require the Company to, among other things, not exceed a certain debt to tangible net worth ratio, maintain a minimum tangible net worth, maintain a minimum debt service coverage ratio and limit the amount of capital expenditures.

                        ROAD RUNNER TRANSPORTATION, INC.

                      NINE MONTHS ENDED FEBRUARY 28, 1997

     Revolving Line of Credit -- The Company can borrow up to $800,000 on its line of credit; however, the amount borrowed cannot exceed a borrowing base equal to 75% of eligible receivables. Amounts borrowed bear interest at the prime rate (8.25% at February 28, 1997) plus 0.5%. As of February 28, 1997, $240,000 was outstanding under this line.

     Nonrevolving Capital Expenditure Line -- The Company can borrow up to $1,750,000 under this line for the purpose of financing vehicle and other equipment purchases through December 31, 1997. Interest on any outstanding borrowings is payable monthly at the prime rate plus 0.5%. On January 1, 1998, the then-outstanding principal balance will be converted to a term loan with principal and interest payable monthly over 30 months. As of February 28, 1997, no borrowings are outstanding under this line.

     Nonrevolving Acquisition Line -- The Company can borrow up to $1,500,000 under this line for the purpose of financing acquisitions of businesses. As of February 28, 1997, no borrowings are outstanding under this line.

3. LONG-TERM DEBT

     Long-term debt is composed of the following as of February 28, 1997:

Note payable to bank, due in monthly principal installments
  of $9,583, plus interest at 9.0%, through June 1998.......  $  153,333
Note payable to bank, due in monthly installments of
  $16,941, including interest at 8.5%, through November
  1998......................................................     306,171
Note payable to bank, due in monthly installments of
  $11,771, including interest at 8.45%, through July 1999...     298,122
Notes payable to finance companies, due in varying monthly
  installments, including interest at varying rates, through
  April 1999................................................      50,939
Capital lease obligations (see Note 4)......................     348,435
                                                              ----------
                                                               1,157,000
Less current maturities.....................................     583,007
                                                              ----------
                                                              $  573,993
                                                              ==========

     Aggregate annual maturities of the above long-term debt at February 28, 1997, are as follows:

Years ending February 28:
  1998..........................................  $  583,007
  1999..........................................     466,854
  2000..........................................     107,139
                                                  ----------
                                                  $1,157,000
                                                  ==========

4. LEASE ARRANGEMENTS

     The Company has acquired certain equipment under capital leases. As of February 28, 1997, capital lease equipment costs of $467,815 and related accumulated depreciation of $116,331 are included in property and equipment. The related capital lease obligations are reflected in long-term debt and require varying monthly payments, including interest at rates ranging from 8.0% to 9.5%.

     The Company also leases its office and warehouse facilities and certain vehicles and telecommunications equipment under various operating lease arrangements. These leases require minimum

                        ROAD RUNNER TRANSPORTATION, INC.

                      NINE MONTHS ENDED FEBRUARY 28, 1997

monthly payments plus additional payments based on vehicle miles or a pro rata share of real estate taxes and other operating costs associated with a leased property.

     The following is a schedule of future minimum rental payments required under the operating and capital leases as of February 28, 1997:

                                             OPERATING     CAPITAL
                                               LEASES       LEASES
                                             ----------    --------
Years ending February 28:
  1998.....................................  $  418,118    $174,816
  1999.....................................     313,260     162,491
  2000.....................................     275,871     149,194
  2001.....................................     174,360
  2002.....................................     159,408
  Thereafter...............................   1,255,100
                                             ----------    --------
                                             $2,596,117     386,501
                                             ==========
Less amounts representing interest on
  capital lease obligations................                  38,066
                                                           --------
Principal portion of capital lease
  obligations..............................                $348,435
                                                           ========

     Total rental expense included on the statement of income for the nine months ended February 28, 1997, was $365,655.

     The Company rents computers and radios to nonemployee owner/operators on a month-to-month basis. Rental income from these arrangements amounted to $143,291 for the nine months ended February 28, 1997.

5. PROFIT SHARING PLAN

     The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are at the discretion of the Company's Board of Directors. For the nine months ended February 28, 1997, the Company has accrued $90,000 of profit sharing expense.

6. RELATED PARTY TRANSACTIONS

     The Company has advanced to two of its stockholders funds which bear interest at 8.0%. The stockholders make periodic repayments of principal. Amounts due to the Company from these stockholders totaled $97,940 as of February 28, 1997.

     The Company leases its office and warehouse facilities in St. Paul, Minnesota, from its majority stockholder under a thirty-six month lease agreement that calls for monthly rentals of $11,279 through November 1999. The Company carries insurance and pays the real estate taxes, utilities and maintenance costs on the property. The Company paid rents of approximately $90,000 to this stockholder for the nine months ended February 28, 1997.

     The Company has notes payable to three of its minority stockholders that total approximately $73,000 as of February 28, 1997. The Company pays interest monthly at the rate of 8.0% with the principal due in April 1997.

                        ROAD RUNNER TRANSPORTATION, INC.

                      NINE MONTHS ENDED FEBRUARY 28, 1997

7. MAJOR CUSTOMER

     Approximately 15% of the Company's delivery services revenue for the nine months ended February 28, 1997, is from one customer. Trade receivables from this customer approximated 18% of total trade receivables at February 28, 1997.

8. SALE-LEASEBACK TRANSACTION

     The Company completed the construction of an office/warehouse facility in the Denver, Colorado, metropolitan area in September 1996 at a cost of approximately $1,200,000, including land. In December 1996, the Company sold the property to an unrelated party, incurring a loss of approximately $103,000. Concurrent with the sale, the Company leased back the property for a period of approximately fourteen years at monthly rentals ranging from $10,000 to $12,000 during the term of the lease. The Company is also responsible for insuring and maintaining the property and the real estate taxes assessed on the property. In addition, the majority stockholder has provided a guaranty to the lessor for the rents on this property. The guaranty is for a period of five years and for a maximum amount of $150,000 in the first year of the lease term. This guaranty amount reduces by $30,000 each year until the end of the five-year period, at which time the guaranty terminates.

9. COMMITMENTS

     The Company has a buy-sell agreement with its minority stockholders whereby the Company has the first option to purchase any shares of common stock upon death, disability or termination of employment of the minority stockholders or upon the offer to sell any shares by the minority stockholders. The purchase price for the shares of common stock subject to this agreement is to be determined within 75 days following the end of each fiscal year.

10. LETTER OF INTENT

     On March 13, 1997, stockholders of the Company's voting common stock signed a non-binding letter of intent to sell all of the Company's issued and outstanding common stock. There can be no assurances the sale will be completed.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   13
Price Range of Common Stock...........   13
Dividend Policy.......................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Pro Forma Financial Information.......   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   30
Management............................   41
Certain Transactions..................   47
Principal and Selling Stockholders....   49
Description of Capital Stock..........   50
Underwriting..........................   54
Validity of Shares....................   55
Experts...............................   56
Available Information.................   56
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

======================================================
======================================================

                                2,817,166 SHARES

                               Dynamex Inc. logo

                                  COMMON STOCK
                               ($0.01 PAR VALUE)

                              SCHRODER & CO. INC.
                            WILLIAM BLAIR & COMPANY
                         HOAK BREEDLOVE WESNESKI & CO.

                                MAY      , 1998


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration and NASD filing fees.

Securities and Exchange Commission registration fee.........  $ 11,418
NASD filing fee.............................................     4,379
Nasdaq National Market listing fee..........................    17,500
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   100,000
Printing and engraving expenses.............................   100,000
Transfer agent and registrar fees and expenses..............     2,500
Blue Sky fees and expenses..................................    12,500
Miscellaneous expenses......................................    51,703
                                                              --------
          Total.............................................  $400,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation eliminates to the fullest extent permissible under the General Corporation Law of Delaware the liability of directors to the Company and the stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate liability (a) for any breach of a director's duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) in connection with payment of any illegal dividend or illegal stock repurchase; or (d) for any transaction from which the director derives an improper personal benefit. In addition, these provisions do not apply to equitable remedies such as injunctive relief.

     The Company's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

     The Company also maintains a directors' and officers' liability insurance policy insuring directors and officers of the Company for up to $5.0 million of covered losses as defined in the policy. Reference is also made to the indemnification and contribution provisions of the Underwriting Agreement filed as an exhibit to this Registration Statement. The Company has entered into Indemnification Agreements with each of its directors and certain of its officers contractually requiring the Company to provide such indemnification to the extent permitted by applicable law.

     Pursuant to the Underwriting Agreement to be entered among the Company, the Selling Stockholders and the Underwriters, the officers and directors of the Company are indemnified for certain liabilities, including liabilities incurred under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALE OF UNREGISTERED SECURITIES

     Since April 1, 1995, the Company has sold or issued the following unregistered securities:

          1. On May 31, 1995, at a purchase price of $4.25 per share (i) Cypress converted its shares of convertible preferred stock and the dividends and interest accrued thereon into Common Stock; (ii) the Company issued to Cypress and Cypress purchased from the Company for cash 294,116 shares of Common Stock; (iii) the Company issued to The Guidant Financial Group, Inc. (formerly, Preferred Risk Life Insurance Company) and Guidant Mutual Insurance Company (formerly, Preferred Risk Mutual Insurance Company) 147,060 shares and 147,056 shares of Common Stock, respectively, which were purchased by such holders for cash; and (iv) George M. Siegel purchased 20,000 shares of Common Stock, which purchase price was paid by Mr. Siegel pursuant to a promissory note issued by Mr. Siegel to the Company.

          2. On December 28, 1995, the Company issued and delivered (a) an aggregate of approximately $1.0 million principal amount of Bridge Notes and Bridge Warrants exercisable for 120,000 shares to Cypress, (b) an aggregate of approximately $1.8 million principal amount of Bridge Notes and Bridge Warrants exercisable for 210,000 shares to James M. Hoak and CCP, (c) an aggregate of approximately $1.8 million principal amount of Bridge Notes and Bridge Warrants exercisable for 210,000 shares to various limited partners of Cypress and affiliates of CCP in exchange for cash in the corresponding principal amounts of the Bridge Notes. In August 1996, at the time of the IPO, the Company redeemed the Bridge Notes and the Bridge Warrants were exercised by the holders in full.

          3. As partial consideration for the consummation of the IPO Acquisitions and the Pro Forma Completed Acquisitions, the Company issued an aggregate of 1,338,163 shares of Common Stock to the sellers of the businesses acquired in such acquisitions.

          4. Between January 1, 1995 and January 31, 1998, the Company granted options to approximately 60 persons to purchase an aggregate of 532,000 shares of Common Stock (net of expired options) pursuant to the Option Plan for purchase prices ranging from $3.235 to $10.375 per share. Options granted to employees and officers generally vest ratably over a five-year period commencing on the grant date. Options granted to directors and certain options granted to the Chief Executive Officer immediately vest on the grant date.


          5. On May 4, 1998, the Company issued 39,960 shares of Common Stock to the seller of Cannonball, Inc. as partial consideration for the acquisition by the Company of such business.


     In issuing such securities, the Company relied on the exemption from the registration and prospectus delivery requirements of the Securities Act provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
           1.1(1)          -- Form of Underwriting Agreement.
           2.1(4)          -- Stock Purchase Agreement dated May 16, 1997, by and among
                              Dynamex, Inc., Road Runner Transportation, Inc., James C.
                              Isaacson, Gordon I. Isaacson, Gretchen E. Larsen and
                              Thomas W. Ingeman.
           2.2(5)          -- Stock Purchase Agreement dated September 30, 1997, by and among Dynamex Inc. and the shareholders of City Courier
                              Inc., New York Document Exchange Corporation and
                              Eastside/Westside, Inc.
           3.1(2)          -- Restated Certificate of Incorporation of Dynamex Inc.
           3.2(3)          -- Bylaws, as amended and restated, of Dynamex Inc.
           4.1(2)          -- Rights Agreement between Dynamex Inc. and Harris Trust
                              and Savings Bank, dated July 5, 1996.
           5.1(1)          -- Opinion of Crouch & Hallett, L.L.P.
          10.1(1)          -- Amendment No. 2 to Employment Agreement of Richard K.
                              McClelland.
          10.2(3)          -- Dynamex Inc. Amended and Restated 1996 Stock Option Plan.
          10.3(2)          -- Marketing and Transportation Services Agreement, between
                              Purolator Courier Ltd. and Parcelway Courier Systems
                              Canada Ltd., dated November 20, 1995.
          10.4(2)          -- Form of Indemnity Agreements with Executive Officers and
                              Directors.
          10.5(3)          -- Second Amended and Restated Credit Agreement by and among the Company and NationsBank of Texas, N.A., as agent for
                              the lenders named therein, dated August 26, 1997.
          10.6(2)          -- Form of Junior Subordinated Debenture, issued by Dynamex
                              Inc., dated December 28, 1995.
          10.7(2)          -- Form of Dynamex Inc. Common Stock Purchase Warrant, dated
                              December 28, 1995.
          11.1(1)          -- Statement regarding computation of earnings per share.
          21.1(6)          -- Subsidiaries of the Registrant.
          23.1(1)          -- Independent Auditors' Consent of Deloitte & Touche.
          23.2(1)          -- Independent Auditors' Consent of Deloitte & Touche LLP.
          23.3(1)          -- Consent of Crouch & Hallett, L.L.P.
          24.1(1)          -- Power of Attorney.
          27.1(1)          -- Restated Financial Data Schedule, for each of the years in the three-year period ended July 31, 1997.
          27.2(1)          -- Restated Financial Data Schedule, for each of the three month periods ended October 31, 1996, January 31, 1997,
                              April 30, 1997 and October 31, 1997.


---------------


(1) Previously filed.


(2) Filed as an exhibit to registrant's Registration Statement on Form S-1 (File No. 333-05293), and incorporated herein by reference.

(3) Filed as an exhibit to the registrant's annual report on Form 10-K for the fiscal year ended July 31, 1997, and incorporated herein by reference.

(4) Filed as an exhibit to registrant's Form 8-K filed on October 7, 1997 and incorporated herein by reference.

(5) Filed as an Exhibit to the registrant's Form 8-K filed on May 16, 1997 and incorporated herein by reference.


(6) Filed herewith.

     (b) Financial Schedules and Reports of Independent Auditors are as follows:

     All schedules for which provision is made in the applicable accounting regulation of the Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising from the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirement of the Securities Act of 1933, the Registrant has duly caused this amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on the 11th day of May, 1998.


                                            DYNAMEX INC.

                                            By:    /s/ ROBERT P. CAPPS
                                              ----------------------------------
                                                       Robert P. Capps,
                                              Vice President -- Chief Financial
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on the 11th day of May, 1998.



                        NAME                                                TITLE
                        ----                                                -----

                          *                              President, Chief Executive Officer and
-----------------------------------------------------    Chairman of the Board (Principal Executive
                Richard K. McClelland                    Officer)

                          *                              Vice President -- Chief Financial Officer
-----------------------------------------------------    (Principal Financial Officer)
                   Robert P. Capps

                          *                              Vice President -- Controller (Principal
-----------------------------------------------------    Accounting Officer)
                   John J. Wellik

                          *                              Director
-----------------------------------------------------
                 James M. Hoak, Jr.

                          *                              Director
-----------------------------------------------------
                     Wayne Kern

                          *                              Director
-----------------------------------------------------
                  Stephen P. Smiley

                          *                              Director
-----------------------------------------------------
                   Brian J. Hughes

                          *                              Director
-----------------------------------------------------
                  Kenneth H. Bishop

                          *                              Director
-----------------------------------------------------
                    E. T. Whalen

              * By /s/ ROBERT P. CAPPS
-----------------------------------------------------
                   Robert P. Capps
                  Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------

           1.1(1)          -- Form of Underwriting Agreement.
           2.1(4)          -- Stock Purchase Agreement dated May 16, 1997, by and among
                              Dynamex, Inc., Road Runner Transportation, Inc., James C.
                              Isaacson, Gordon I. Isaacson, Gretchen E. Larsen and
                              Thomas W. Ingeman.
           2.2(5)          -- Stock Purchase Agreement dated September 30, 1997, by and among Dynamex Inc. and the shareholders of City Courier
                              Inc., New York Document Exchange Corporation and
                              Eastside/Westside, Inc.
           3.1(2)          -- Restated Certificate of Incorporation of Dynamex Inc.
           3.2(3)          -- Bylaws, as amended and restated, of Dynamex Inc.
           4.1(2)          -- Rights Agreement between Dynamex Inc. and Harris Trust
                              and Savings Bank, dated July 5, 1996.
           5.1(1)          -- Opinion of Crouch & Hallett, L.L.P.
          10.1(1)          -- Amendment No. 2 to Employment Agreement of Richard K.
                              McClelland.
          10.2(3)          -- Dynamex Inc. Amended and Restated 1996 Stock Option Plan.
          10.3(2)          -- Marketing and Transportation Services Agreement, between
                              Purolator Courier Ltd. and Parcelway Courier Systems
                              Canada Ltd., dated November 20, 1995.
          10.4(2)          -- Form of Indemnity Agreements with Executive Officers and
                              Directors.
          10.5(3)          -- Second Amended and Restated Credit Agreement by and among the Company and NationsBank of Texas, N.A., as agent for
                              the lenders named therein, dated August 26, 1997.
          10.6(2)          -- Form of Junior Subordinated Debenture, issued by Dynamex
                              Inc., dated December 28, 1995.
          10.7(2)          -- Form of Dynamex Inc. Common Stock Purchase Warrant, dated
                              December 28, 1995.
          11.1(1)          -- Statement regarding computation of earnings per share.
          21.1(6)          -- Subsidiaries of the Registrant.
          23.1(1)          -- Independent Auditors' Consent of Deloitte & Touche.
          23.2(1)          -- Independent Auditors' Consent of Deloitte & Touche LLP.
          23.3(1)          -- Consent of Crouch & Hallett, L.L.P. (included in Exhibit
                              5.1).
          24.1(1)          -- Power of Attorney (included on page II-5).
          27.1(1)          -- Restated Financial Data Schedule, for each of the years in the three-year period ended July 31, 1997.
          27.2(1)          -- Restated Financial Data Schedule, for each of the three month periods ended October 31, 1996, January 31, 1997,
                              April 30, 1997 and October 31, 1997.


---------------


(1) Previously Filed.


(2) Filed as an exhibit to registrant's Registration Statement on Form S-1 (File No. 333-05293), and incorporated herein by reference.

(3) Filed as an exhibit to the registrant's annual report on Form 10-K for the fiscal year ended July 31, 1997, and incorporated herein by reference.

(4) Filed as an exhibit to registrant's Form 8-K filed on October 7, 1997 and incorporated herein by reference.

(5) Filed as an Exhibit to the registrant's Form 8-K filed on May 16, 1997 and incorporated herein by reference.


(6) Filed herewith.